As filed with the Securities and Exchange Commission on December 5, 2002
Registration No. 333-89704

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
Form S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Liberty Group Publishing, Inc.

(Exact name of registrant as specified in its charter)

Delaware	36-4197635
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

3000 Dundee Road, Suite 203

Northbrook, Illinois 60062
(847) 272-2244
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kenneth L. Serota

President, Chief Executive Officer and Chairman
Liberty Group Publishing, Inc.
3000 Dundee Road, Suite 203
Northbrook, Illinois 60062
(847) 272-2244
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard A. Sobel, Esq. Latham & Watkins 885 Third Avenue New York, New York 10022 (212) 906-1200	Mark D. Wood, Esq. Adam R. Klein, Esq. Katten Muchin Zavis Rosenman 525 West Monroe Street, Suite 1600 Chicago, Illinois 60661-3693 (312) 902-5200

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 5, 2002

                                    Shares

Common Stock

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $          and $     per share. We have applied to list our common stock on the Nasdaq National Market under the symbol “LBTY.”

      The underwriters have an option to purchase a maximum of           additional shares to cover over-allotments of shares.

      Investing in our common stock involves risks. See “Risk Factors” on page 10.

		Underwriting	Proceeds to
	Price to	Discounts and	Liberty Group
	Public	Commissions	Publishing, Inc.

Per Share	$	$	$
Total	$	$	$

      Delivery of the shares of common stock will be made on or about                           , 2002.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston    Bear, Stearns & Co. Inc.

UBS Warburg

Prudential Securities

Wells Fargo Securities, LLC

The date of this prospectus is                           , 2002.

THE AUGUSTA DAILY Gazette
Rain soaks city
Daily Times
HATS OFF TO THE FUTU
DAILY REVIEW ATLAS
Augusta applying for permit to relocate
THE REPORTER
Those who were lost
Warren graduates enter the "real world"
The El Dorado Times
Bringing Meaning to Memori
Harrison emphasizes importance of remembering
Liberty
Group Publishing

PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS Non-U.S. Holders
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
INCORPORATION BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS’ REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
EXHIBIT INDEX
Consent of KPMG LLP

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

PROSPECTUS SUMMARY

      This summary highlights information more fully described elsewhere in this prospectus. Because it is a summary, it is not complete and does not contain all the information you should consider before buying shares of our common stock in this offering. You should read the entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus, before deciding to invest in our common stock. In this prospectus, “Liberty Group Publishing,” “Liberty,” “the Company,” “we,” “our” and “us” refer to Liberty Group Publishing, Inc. and its subsidiaries, unless the context requires otherwise. “EBITDA” is defined in “Summary Consolidated Financial and Other Data.”

Liberty Group Publishing, Inc.

      We are a leading U.S. publisher of local newspapers and related publications that are the dominant source of local news and print advertising in their markets. We own and operate 318 publications located in 17 states that reach approximately 2.25 million people on a weekly basis. The majority of our paid daily newspapers have been published for more than 100 years and are typically the only paid daily newspapers of general circulation in their respective non-metropolitan markets. Our newspapers generally face limited competition as a result of operating in markets that are distantly located from large metropolitan areas and that can typically support only one primary newspaper, with the exception of our publications in the Chicago suburban market. We have strategically clustered our publications in geographically diverse, non-metropolitan markets in the Midwest, Northeast and Western United States and in the Chicago suburban market, which limits our exposure to economic conditions in any single market or region.

      Our portfolio of publications is comprised of 66 paid daily newspapers and 142 paid non-daily newspapers. In addition, we publish 110 free circulation and “total market coverage,” or TMC, publications with limited or no news or editorial content that we distribute free of charge and that generally provide 100% penetration in their areas of distribution. We believe that our publications are generally the most cost-effective method for our advertisers to reach substantially all of the households in our markets. Unlike large metropolitan newspapers, we derive a majority of our revenues from local display advertising rather than classified and national advertising, which are generally more sensitive to economic conditions.

      In 2001, we derived our total revenues of $195.2 million from advertising (75.8%), paid circulation (17.0%) and job printing and other (7.2%). We generated EBITDA of $42.8 million and incurred a net loss of $19.7 million for 2001. We increased our total revenues in 2001 by $82.7 million from the $112.5 million in total revenues that we generated in 1998, and we increased our EBITDA by $12.6 million in 2001 over the $30.3 million in EBITDA that we generated in 1998. We achieved this growth through a combination of strategic acquisitions, strong same-property revenues and an intense focus on cost controls and ongoing expense reduction efforts at existing and acquired publications. For the nine months ended September 30, 2002, we generated total revenues and EBITDA and incurred a net loss of $143.7 million, $36.3 million, and $1.5 million, respectively. In that period, our EBITDA grew by 15.9% over the same nine-month period of the prior year, reflecting the benefit of continued cost controls that we implemented in 2001 and favorable newsprint prices. As of September 30, 2002, our accumulated deficit was $121.2 million.

Competitive Strengths

      Local Market Focus. As a result of our strategic focus on local content that emphasizes local names and faces, including youth sports, community events, business, politics and entertainment, we believe that our newspapers generate reader loyalty, perpetuate their franchise value and represent the most effective means for local advertisers to reach potential customers. Each of our publications is tailored to its market to provide local content that radio, television and large metropolitan newspapers are generally unable to provide on a cost-effective basis because of their broader geographic coverage. Our publications have several advantages over metropolitan daily publications, including a lower cost structure, the ability to publish only on their most profitable days (e.g., midweek and one weekend day) and the ability to avoid expensive investments in wire services and syndicated feature material. In addition, we have relatively low exposure to fluctuations in newsprint prices due to much lower page counts than large metropolitan newspapers, with newsprint related to our publications comprising 7.0% of our total advertising and circulation revenues in 2001.

      We have a broad base of local advertisers, with 73.0% of our advertising revenues derived from display advertising (which consists of local department stores, local accounts at national department stores, specialty shops and other retailers) in 2001. In that period, no single display advertiser accounted for more than 1%, and no single display, national or classified advertiser accounted for greater than 10%, of our total revenues. We believe that local display advertising revenues at our publications tend to be more stable than the advertising revenues of large metropolitan newspapers because local businesses generally have fewer effective advertising channels through which to reach their customers. We also are significantly less reliant than large metropolitan newspapers upon classified advertising, particularly “help wanted,” real estate and automotive sections, and national advertising, which are generally more sensitive to economic conditions.

      Leading Acquirer of Community Publications. Through a disciplined acquisition program, we have increased our portfolio of publications from 166 in 1998 to 318. We specifically target acquisition opportunities where the existing publications have a long history of strong readership and advertiser loyalty, face limited competition, have an established track record as the advertising medium of choice for local advertisers and present potential opportunities for profitability enhancement through cost reductions and synergies with our existing operations. We believe that we face limited competition for acquisition opportunities of community publications in our markets. We have demonstrated the ability to successfully integrate acquired publications and generate significant cost savings and EBITDA improvements at publications acquired since 1998.

      Attractive Cost Structure Through Strategic Regional Clustering and Strict Cost Controls. We have acquired and assembled a network of strategically clustered newspapers in geographically diverse regions. Strategic clustering enables us to realize operating efficiencies and economic synergies, such as the sharing of management, accounting and production functions within clusters. We believe that strategic clustering enables our newspapers to generate higher operating margins than they would otherwise be able to achieve on a stand-alone basis. In addition, we have increased operating cash flows at acquired and existing newspapers through cost reductions, including labor, page width and page count reductions, as well as the implementation of revenue-generation and expense-control best practices throughout the Company.

      Experienced Management Team. The nine members of our management team have an average of approximately 20 years of relevant industry experience and a long history of identifying, acquiring and improving the operations of acquired publications. Our management team has managed community newspapers through all economic cycles. We also have a seasoned team of managers at the local level, where our 112 publishers average approximately 21 years of industry experience.

Growth Strategy

      Drive Revenue Growth at Existing Properties by Expanding Our Advertising Base. We continuously seek to utilize our dominant distribution capability in the markets we serve to expand our advertising base by targeting new advertisers for our local newspapers and related publications and introducing new products that attract businesses that do not typically advertise in our newspapers. These products include shopping and visitors’ guides and niche publications and inserts covering subjects, such as children and parenting, employment, health, senior living and real estate, that are of interest to residents of particular geographic areas and members of particular demographic groups. In addition, we share advertising concepts throughout our network of publications, enabling our advertising managers and publishers to implement advertising products and sales strategies that have already been successful in other markets that we serve.

      Continue to Improve Margins Through Strategic Regional Clustering and Strict Cost Controls. We have achieved significant operating efficiencies within our network of strategically clustered publications, and we believe that, as we continue to acquire and integrate additional publications into our network, we will be able to realize incremental operating efficiencies and synergies that will position us to continue to improve our operating margins. We intend to continue to focus on controlling costs, with a particular emphasis on managing staffing requirements, leveraging production equipment to improve operating efficiencies and reducing newsprint consumption.

      Continue Disciplined Acquisition Program. We intend to utilize our strong free cash flow generation, broad geographic coverage, acquisition integration experience and low-cost operating model to provide an effective platform for our continued acquisition of community publications. Our strategy is focused on: (1) acquiring additional properties within existing clusters; (2) acquiring properties that can serve as the basis for creating new clusters and (3) trading properties with other newspaper publishers to provide us with higher growth opportunities. We target acquisition candidates that have a long publishing history, strong readership and advertiser loyalty, limited competition, an established track record as the advertising medium of choice for local advertisers and potential opportunities for profitability enhancements through cost reductions and synergies with our existing operations. We believe that there will be many acquisition opportunities available to us because the newspaper publishing industry is highly fragmented, with approximately 6,000 daily and non-daily publications with circulations of less than 10,000 operating in the United States today.

The Transactions Related to the Offering

      The offering is related to the following transactions (which we refer to collectively as the “Transactions”):

•	The consummation of a cash tender offer (the “Debenture Tender Offer”) for all of our outstanding 11 5/8% Senior Discount Debentures due 2009, at a price representing a significant discount to the accreted principal amount of the senior discount debentures. In connection with the Debenture Tender Offer, we will also solicit consents to eliminate certain restrictive covenants from the indenture (the “Debenture Indenture”) governing any senior discount debentures that are not tendered and remain outstanding. The Debenture Tender Offer will not be conditioned upon: (1) the tender of any minimum percentage of our outstanding senior discount debentures in the Debenture Tender Offer or (2) the receipt of the number of consents required to amend the Debenture Indenture. We expect to consummate the Debenture Tender Offer ten business days after the pricing of the common stock offered pursuant to this prospectus. As of September 30, 2002, the aggregate outstanding accreted principal amount of our senior discount debentures was approximately $85.7 million.

•	The consummation of an exchange offer (the “Preferred Exchange Offer”) for all of our outstanding Series A 14 3/4% Senior Redeemable Exchangeable Cumulative Preferred Stock, at a price representing a significant discount to the liquidation preference (including accrued dividends) of the senior preferred stock payable at the option of the holders of our senior preferred stock in (1) cash or (2) shares of our common stock (the number of which will be based upon the initial public offering price of our common stock). In connection with the Preferred Exchange Offer, we will also solicit consents to eliminate or modify certain provisions of our certificate of incorporation governing any shares of senior preferred stock (the “Preferred Designations”) that are not tendered and remain outstanding following the consummation of the Preferred Exchange Offer. The Preferred Exchange Offer will not be conditioned upon: (1) the tender of any minimum percentage of our outstanding senior preferred stock in the Preferred Exchange Offer or (2) the receipt of the number of consents required to amend the Preferred Designations. In order to comply with Rule 14e-1(b) of the Securities Exchange Act of 1934, as amended, which requires that an exchange offer remain open for ten business days following a change in the amount of the consideration offered, we expect to consummate the Preferred Exchange Offer ten business days after the pricing of the common stock offered pursuant to this prospectus. As of September 30, 2002, the aggregate liquidation preference (including accrued dividends) of our senior preferred stock was approximately $88.6 million.

•	The exchange (the “Junior Preferred Exchange”) of our Series B 10% Junior Redeemable Cumulative Preferred Stock for shares of our common stock in an amount representing a significant discount to the liquidation preference (including accrued dividends) of the junior preferred stock (the number of which will be based upon the initial public offering price of our common stock). We expect to consummate the Junior Preferred Exchange no later than the consummation of the Preferred Exchange Offer. As of September 30, 2002, the aggregate liquidation preference (including accrued dividends) of our junior preferred stock was approximately $106.2 million.

•	The repayment of an estimated $ principal amount outstanding under our Term Loan B and the reduction of the aggregate commitment amount under our revolving credit facility from $135.0 million to $85.0 million in connection with the offering. See “Use of Proceeds” for a discussion of how the actual amount of the Term Loan B pay-down will be calculated.

Each of the Transactions is conditioned on the consummation of the offering. See “Use of Proceeds,” “Certain Relationships and Related Transactions,” “Description of Certain Indebtedness” and “Description of Capital Stock.”

      Affiliates of Leonard Green & Partners, L.P. (the “Green Entities”) hold approximately 78% of our outstanding senior discount debentures and have informed us that they will tender their senior discount debentures in the Debenture Tender Offer. None of the consents delivered by the Green Entities will be included in determining whether the requisite number of consents to the elimination of covenants in the Debenture Indenture have been received. The Green Entities and Kenneth L. Serota, our President, Chief Executive Officer and Chairman of the Board of Directors, hold all of our outstanding junior preferred stock and have entered into binding agreements to effect the Junior Preferred Exchange. See “Certain Relationships and Related Transactions” for a description of these agreements.

      The Green Entities own approximately 90% of our outstanding senior preferred stock and have entered into binding agreements to tender all their shares of senior preferred stock for cash in the Preferred Exchange Offer and to consent to the proposed amendments to the Preferred Designations. However, we have the right to require the Green Entities to receive shares of our common stock, in lieu of cash, with respect to a portion of their shares of senior preferred stock to the extent the aggregate net proceeds of the offering would not otherwise be sufficient to pay the amount due to our lenders in repayment of a portion of our Term B Loan, the amounts due with respect to the Debenture Tender Offer, the amounts due in cash with respect to the Preferred Exchange Offer, the fees and expenses incurred in connection with the Transactions and the fee associated with the amendment of our management services agreement with Leonard Green & Partners, L.P. See “Certain Relationships and Related Transactions” for a description of agreements with the Green Entities relating to the Preferred Exchange Offer and the management services agreement. We have agreed in the underwriting agreement for the offering to exercise our right to require the Green Entities to receive shares of our common stock in the Preferred Exchange Offer, if necessary, to enable us to make such payments with the net proceeds of the offering. See “Underwriting.”

      Although the consents delivered by the Green Entities will be included in determining whether the requisite number of consents to amend the Preferred Designations have been received, the proposed amendments will not become effective unless the holders of a majority of the shares of senior preferred stock not held by the Green Entities deliver consents in favor of the proposed amendments.

      The offering, together with the Debenture Tender Offer and the repayment of certain indebtedness under our amended credit facility, will result in a significant reduction in our outstanding indebtedness. The offering, together with the Preferred Exchange Offer, will result in the cancellation of all or a substantial portion of our senior preferred stock. The Junior Preferred Exchange will result in the cancellation of all of our junior preferred stock and will result in the Green Entities holding a significant minority equity interest in the Company. We believe that the consummation of the offering and the Transactions will position us to generate significant free cash flow and to continue to acquire community publications.

Corporate Information

      Our principal executive offices are located at 3000 Dundee Road, Suite 203, Northbrook, Illinois 60062. Our telephone number is (847) 272-2244.

THE OFFERING

Common stock offered by Liberty Group Publishing, Inc.	shares

Common stock to be outstanding after the offering	shares

Use of proceeds	We plan to use the net proceeds from the offering to pay the consideration in the Debenture Tender Offer; pay the consideration in the Preferred Exchange Offer; repay a portion of our Term Loan B under our amended credit facility; pay the fees and expenses incurred in connection with the Transactions and pay the fee associated with the amendment of our management services agreement described under “Certain Relationships and Related Transactions.”

Proposed Nasdaq National Market symbol	“LBTY”

      The number of shares of common stock outstanding after the offering is based on the number of shares outstanding as of the date of this prospectus. This number and, unless otherwise indicated, the information presented in this prospectus:

•	excludes shares of common stock issuable upon the exercise of stock options outstanding under our stock option plan as of the date of this prospectus, at a weighted-average exercise price of $ per share;

•	excludes shares of common stock reserved and available for future issuance under our incentive plan as of the date of this prospectus;

•	excludes shares of common stock issuable upon the exercise of stock options to be granted prior to the consummation of the offering at the initial public offering price;

•	reflects the exchange of our Series B 10% Junior Redeemable Cumulative Preferred Stock for shares of our common stock as a result of the Junior Preferred Exchange;

•	reflects a 1-for- reverse stock split, which we will effect prior to the offering;

•	assumes that the underwriters’ over-allotment option, which entitles the underwriters to purchase up to additional shares of our common stock from us, is not exercised; and

•	assumes that no shares of our common stock are issued in the Preferred Exchange Offer.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

      The following summary consolidated financial data presented below for the fiscal years ended December 31, 1998, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements for those periods. The following summary consolidated financial data presented below as of September 30, 2002, and for the nine months ended September 30, 2001 and 2002, have been derived from our unaudited consolidated financial statements as of that date and for those periods. Results for the nine months ended September 30, 2001 and 2002 are not necessarily indicative of results for the full year. During January 2002, we disposed of the assets of six related publications that we acquired in 1999 and, accordingly, the operating results of these publications have been reclassified as a discontinued operation and are therefore excluded from the statement of operations data presented below. You should read the information set forth below in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

					Nine Months Ended
	Year Ended December 31,				September 30,

	1998	1999	2000	2001	2001	2002

					(unaudited)

	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Advertising	$82,570	$120,315	$145,787	$147,977	$110,435	$109,313
Circulation	22,844	27,052	30,329	33,228	24,827	24,984
Job printing and other	7,117	12,309	11,887	13,995	10,749	9,361

Total revenues	112,531	159,676	188,003	195,200	146,011	143,658
Income from operations	18,335	24,312	25,470	21,514	15,205	22,963
Loss from continuing operations	(6,899)	(2,099)	(15,250)	(21,200)	(15,915)	(4,431)
Net loss available to common stockholders	(18,051)	(14,696)	(30,451)	(39,681)	(29,518)	(18,239)
Basic and diluted weighted-average shares outstanding	1,600	1,596	1,965	2,171	2,176	2,159
Net loss available to common stockholders per share	(11.28)	(9.21)	(15.50)	(18.27)	(13.57)	(8.45)
Statement of Cash Flows Data:
Capital expenditures	$2,232	$5,687	$9,654	$2,715	$2,349	$1,673
Net cash provided by operating activities	21,865	8,499	15,734	12,925	3,553	15,287
Net cash provided by (used in) investing activities	(388,678)	(60,509)	(92,092)	(3,330)	(2,910)	25,348
Net cash provided by (used in) financing activities	366,386	52,845	75,535	(9,157)	78	(37,376)
Other Data (unaudited):
EBITDA(1)	$30,252	$40,808	$44,663	$42,829	$31,312	$36,305
Pro forma EBITDA(2)	31,169	41,808	45,983	44,309	32,422	37,415
Pro forma interest expense and amortization of deferred financing costs(3)	—	—	—		—
Pro forma income (loss) from continuing operations(4)	—	—	—		—

Nine Months Ended
	Year Ended December 31,				September 30,

	1998	1999	2000	2001	2001	2002

(unaudited)

(in thousands, except per share data)
Pro forma income (loss) from continuing operations per share(5):
Basic	—	—	—		—
Diluted	—	—	—		—
Pro forma weighted-average shares outstanding(5):
Basic	—	—	—		—
Diluted	—	—	—		—

	As of September 30, 2002

	Actual	As Adjusted(6)

	(unaudited)
	(in thousands)
Balance Sheet Data:
Total assets	$510,677	$
Total long-term obligations, including current maturities (excluding deferred income taxes)	372,289
Total mandatorily redeemable preferred stock	194,769
Stockholders’ deficit	(105,820)

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization, which for us is income from operations plus depreciation and amortization. EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States of America, or GAAP, and should not be considered as an alternative to income from operations, net income (loss), cash flows from operating activities or any other measure of performance or liquidity derived in accordance with GAAP. We believe that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in our industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of our operating performance relative to other companies in our industry. However, not all companies calculate EBITDA using the same methods; therefore, the EBITDA figures set forth herein may not be comparable to EBITDA reported by other companies. A substantial portion of our EBITDA must be dedicated to the payment of interest on our outstanding indebtedness and to service other commitments, thereby reducing the funds available to us for other purposes. Accordingly, EBITDA does not represent an amount of funds that is available for management’s discretionary use. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

					Nine Months Ended
	Year Ended December 31,				September 30,

	1998	1999	2000	2001	2001	2002

	(in thousands)
Income from operations	$18,335	$24,312	$25,470	$21,514	$15,205	$22,963
Depreciation and amortization	11,917	16,496	19,193	21,315	16,107	13,342

EBITDA	30,252	40,808	44,663	42,829	31,312	36,305

(2)	Pro forma EBITDA presents our EBITDA on a pro forma basis as if we had not paid the management fees to Leonard Green & Partners, L.P. that will not recur following the offering and is calculated as shown below. See “Certain Relationships and Related Transactions.” Pro forma EBITDA is not a measurement of financial performance under GAAP, and should not be considered as an alternative to income from operations, net income (loss), cash flows from operating activities or any other measure of performance or liquidity derived in accordance with GAAP.

					Nine Months Ended
	Year Ended December 31,				September 30,

	1998	1999	2000	2001	2001	2002

	(in thousands)
EBITDA	$30,252	$40,808	$44,663	$42,829	$31,312	$36,305
Management fees	917	1,000	1,320	1,480	1,110	1,110

Pro forma EBITDA	31,169	41,808	45,983	44,309	32,422	37,415

(3)	Pro forma interest expense and amortization of deferred financing costs presents our interest expense and amortization of deferred financing costs on a pro forma basis as if we had applied the net proceeds of the offering as intended as of the beginning of each of the applicable periods presented. See “Use of Proceeds.”

(4)	Pro forma income (loss) from continuing operations presents our income (loss) from continuing operations on a pro forma basis as if (1) we had not paid the management fees to Leonard Green & Partners, L.P. that will not recur following the offering and (2) we had not incurred interest expense and amortization of deferred financing costs related to our 11 5/8% Senior Discount Debentures due 2009 and Term Loan B had we applied the net proceeds of the offering as intended as of the beginning of each of the applicable periods presented. See “Use of Proceeds.”

(5)	Upon the completion of our proposed initial public offering, the consummation of the Transactions and the completion of a 1-for- reverse stock split that we will effect prior to the offering, we will have shares of common stock outstanding. The pro forma basic and diluted income (loss) from continuing operations per share and pro forma weighted-average shares outstanding have been computed as if the events described above had occurred as of the beginning of each of the applicable periods presented.

(6)	The as adjusted balance sheet data give effect to: (1) the receipt by us of the net proceeds from the sale of shares of common stock at an assumed initial public offering price of $ per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; (2) the intended application of the net proceeds of the offering and (3) the consummation of the Transactions. See “Use of Proceeds.”

RISK FACTORS

      You should carefully consider the following risks as well as the other information contained in this prospectus, including our consolidated financial statements and the notes to those statements, before investing in shares of our common stock. Any of the following risks could cause our business, financial condition or results of operations to suffer. In that case, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to Our Business

We depend to a great extent on the economies and the demographics of the local communities that we serve and are also susceptible to general economic downturns, which could continue to have a material impact on our advertising and circulation revenues and our profitability.

      Our advertising revenues and, to a lesser extent, circulation revenues, depend upon a variety of factors specific to the communities that our publications serve. These factors include, among others, the size and demographic characteristics of the local population, local economic conditions in general and the economic condition of the retail segments of the communities that our publications serve. If the local economy, population or prevailing retail environment of a community served by us experiences a downturn, our publications, revenues and profitability in that market would be adversely affected. For example, our total revenues for the first nine months of 2002 decreased from the first nine months of 2001 as a result of, among other things, lower classified recruitment and printing revenues in the Chicago suburban market. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

      Our advertising and circulation revenues are also susceptible to negative trends in the general economy that affect consumer spending. The advertisers in our newspapers and related publications are primarily retail businesses, which can be significantly affected by regional or national economic downturns and other developments. For example, if there is continued consolidation among our advertisers, such as retailers, grocery stores and banks, or if large national retailers that rely less on local print advertising expand their operations to include grocery stores and replace grocers that presently advertise in our newspapers, our advertising revenues would decrease. Additionally, due to our substantial indebtedness, we may be more susceptible to adverse general economic effects than some of the competitors in our industry, some of which have greater financial and other resources than we do.

Our substantial indebtedness could adversely affect our financial health and reduce the funds available to us for other purposes.

      We have and, after the offering, will continue to have a significant amount of indebtedness. On September 30, 2002, after giving pro forma effect to (1) the receipt by us of the net proceeds from the sale of            shares of common stock at an assumed initial public offering price of $                    per share and (2) the consummation of the Transactions, assuming that all of our senior discount debentures are tendered in the Debenture Tender Offer, we would have had total indebtedness of $                    million. We expect to incur additional indebtedness to fund operations, capital expenditures or future acquisitions. Our substantial indebtedness could adversely affect our financial health in the following ways:

•	a substantial portion of our cash flow from operations must be dedicated to the payment of interest on our outstanding indebtedness, thereby reducing the funds available to us for other purposes;

•	indebtedness under our amended credit facility is at variable rates of interest, which causes us to be vulnerable to increases in interest rates;

•	we are more leveraged than certain competitors in our industry, which might place us at a competitive disadvantage;

•	our substantial degree of leverage could make us more vulnerable in the event of a downturn in general economic conditions or other adverse events in our business; and

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired.

      In addition, the amended credit facility and our other indebtedness contain financial and other restrictive covenants that limit our ability to incur additional debt and engage in other activities that may be in our long-term best interests. Our failure to comply with these covenants could trigger an event of default which, if not waived or cured, could result in the acceleration of the maturity of our indebtedness. If our indebtedness is accelerated, we may not have sufficient cash resources to satisfy our obligations in respect of our indebtedness and we may not be able to continue our operations.

We are a holding company, and our access to the cash flow of our subsidiaries is subject to restrictions imposed by our indebtedness.

      We are a holding company for our wholly-owned subsidiary, Liberty Group Operating, Inc., or LGO, and we do not have and may not in the future have any assets other than the common stock of LGO. We conduct our operations through our subsidiaries. Our available cash will depend upon the cash flow of our subsidiaries and the ability of our subsidiaries to make funds available to us in the form of loans, dividends or otherwise. LGO is a party to an indenture governing its $180.0 million aggregate principal amount of 9 3/8% Senior Subordinated Notes due 2008 and an amended credit facility that provides for a $100.0 million Term Loan B and a $135.0 million revolving credit facility, each of which imposes substantial restrictions on LGO’s ability to pay dividends to us. Any payment of dividends will be subject to the satisfaction of certain financial conditions set forth in the senior subordinated note indenture and the amended credit facility. The ability of LGO and its subsidiaries to comply with these conditions in the senior subordinated note indenture and the amended credit facility may be affected by events that are beyond our control. The breach of these conditions could result in a default under the senior subordinated note indenture and the amended credit facility, and in the event of any such default, the holders of the senior subordinated notes and/or the lenders under the amended credit facility could elect to accelerate the maturity of all the senior subordinated notes or the loans under the amended credit facility. If the maturity of the senior subordinated notes or the loans under the amended credit facility were to be accelerated, all such outstanding debt would be required to be paid in full before LGO or its subsidiaries would be permitted to distribute any assets or cash to us. We expect future borrowings by LGO to contain restrictions or prohibitions on the payment of dividends by LGO and its subsidiaries to us.

We intend to continue to pursue acquisition opportunities, which may subject us to considerable business and financial risk.

      We have grown through, and anticipate that we will continue to grow through, acquisitions of paid daily and non-daily newspapers and free circulation and TMC publications. We continually evaluate potential acquisitions and intend to actively pursue acquisition opportunities, some of which could be significant. We may not be successful in identifying acquisition opportunities, assessing the value, strengths and weaknesses of these opportunities and consummating acquisitions on acceptable terms. Acquisitions may expose us to particular business and financial risks that include:

•	diverting management’s attention;

•	assuming liabilities;

•	incurring significant additional capital expenditures, transaction and operating expenses and non-recurring acquisition-related charges;

•	experiencing an adverse impact on our earnings from the amortization or write-off of acquired goodwill and other intangible assets;

•	failing to integrate the operations and personnel of the acquired newspapers and publications;

•	entering new markets with which we are not familiar; and

•	failing to retain key personnel of the acquired newspapers and publications.

We may not be able to successfully manage acquired newspapers and publications or increase our profits from these operations. If we are unable to successfully implement our acquisition strategy or address the risks associated with acquisitions or if we encounter unforeseen expenses, difficulties, complications or delays frequently encountered in connection with the integration of acquired entities and the expansion of operations, our growth and ability to compete may be impaired, we may fail to achieve acquisition synergies and we may be required to focus resources on integration of operations rather than more profitable areas. In addition, we may compete for certain acquisition targets with companies having greater financial resources than us. We anticipate that we will finance acquisitions through cash provided by operating activities and borrowings under our amended credit facility, which would reduce our cash available for other purposes, including the repayment of indebtedness.

Our business may suffer if there is a significant increase in the price of newsprint or a reduction in the availability of newsprint.

      The basic raw material for newspapers is newsprint. In 2001, our newsprint consumption related to our publications totaled approximately $12.6 million, which was 7.0% of our total advertising and circulation revenues, and we consumed approximately 31,600 short tons of newsprint (including for job printing), net of newsprint consumed by six related publications whose assets were sold on January 7, 2002. We also incurred newsprint expense related to job printing and other of approximately $4.5 million in 2001. We have no long-term contracts to purchase newsprint. Our inability to obtain an adequate supply of newsprint in the future could have a material adverse effect on our ability to produce our publications. Historically, the price of newsprint has been cyclical and volatile, reaching approximately $682 per short ton in 1996 and dropping to almost $409 per short ton in 1993. The average price of newsprint for August 2002, as reported by Pulp & Paper Week, was approximately $405 per short ton. Significant increases in newsprint costs could have a material adverse effect on our financial condition and results of operations. See “Business — Newsprint.”

We compete with a large number of companies in the media industry, and if we are unable to compete effectively, our advertising and circulation revenues may decline.

      Our business is concentrated in newspapers and other publications located primarily in non-metropolitan markets in the United States. Our revenues primarily consist of advertising and paid circulation. Competition for advertising revenues and paid circulation comes from local, regional and national newspapers, shoppers, magazines, broadcast and cable television, radio, direct mail, the internet and other media. For example, as the use of the internet has increased over the past several years, we have lost some classified advertising and subscribers to online advertising businesses and our free internet sites that contain abbreviated versions of our newspapers, respectively. Competition for newspaper advertising revenues is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels, while competition for circulation is based largely upon the content of the newspaper, its price and editorial quality. Our local and regional competitors are typically unique to each market, and many of our competitors for advertising revenues are larger and have greater financial and distribution resources than us. We may incur increasing costs competing for advertising expenditures and paid circulation. We may also experience a decline of circulation or print advertising revenue due to alternative media, such as the internet. If we are not able to compete effectively for advertising expenditures and paid circulation, our revenues may decline. See “Business — Competition.”

Our quarterly revenues and operating results fluctuate as a result of a variety of factors, which may cause our stock price to be volatile.

      Our quarterly revenues and operating results have varied significantly in the past and are expected to fluctuate in the future due to a number of factors. For example, the timing of new newspaper acquisitions, related pre-acquisition expenses, losses or charges incurred as a result of acquisitions, including significant write-downs, write-offs or impairment charges, and the amount of revenue contributed by new and existing newspapers may cause our quarterly results to fluctuate. Additionally, our business is subject to seasonal fluctuations that we expect to continue to affect our operating results in future periods. Our first fiscal quarter of the year tends to be our weakest quarter because advertising volume is at its lowest levels following the holiday season. Correspondingly, our fourth fiscal quarter tends to be our strongest quarter because it includes heavy holiday season advertising. Other factors that affect our quarterly revenues and operating results may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, changes in newsprint prices and general economic factors. These quarterly fluctuations in revenues and operating results may cause our stock price to be volatile.

We are subject to environmental and employee safety and health regulation that could cause us to incur significant compliance expenditures and liabilities.

      Our operations are subject to federal, state and local laws and regulations pertaining to the environment, air and water quality, storage tanks and the management and disposal of wastes at our facilities. Our operations are also subject to various employee safety and health laws and regulations, including those pertaining to occupational injury and illness, employee exposure to hazardous materials and employee complaints. Environmental and employee safety and health laws tend to be complex, comprehensive and frequently changing. As a result, we may be involved from time to time in administrative and judicial proceedings and investigations related to environmental and employee safety and health issues. These proceedings and investigations could result in substantial costs to us, divert our management’s attention and, if it is determined we are not in compliance with applicable laws and regulations, result in significant liabilities, fines or the suspension or interruption of the operations of specific printing facilities. Future events, such as changes in existing laws and regulations, new laws or regulations or the discovery of conditions not currently known to us, may give rise to additional compliance or remedial costs that could be material.

We depend on key personnel, and we may not be able to operate and grow our business effectively if we lose the services of any of our senior executive officers or are unable to attract qualified personnel in the future.

      We are dependent upon the efforts of our senior executive officers. In particular, we are dependent upon the management and leadership of Kenneth L. Serota, our President, Chief Executive Officer and Chairman of the Board of Directors. The loss of Mr. Serota or our other senior executive officers could affect our ability to run our business effectively.

      The success of our business is heavily dependent on our ability to retain our current management and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and we may not be able to retain our personnel. We have not entered into employment agreements with our key personnel, other than with Mr. Serota, and these individuals may not continue in their present capacity with us for any particular period of time. We do not have key man insurance for any of our executive officers or key personnel. The loss of any senior executive officer requires the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Our inability to find a replacement for any departing executive officer on a timely basis could adversely affect our ability to operate and grow our business.

Risks Related to this Offering

Concentration of ownership among our principal stockholders may prevent you from influencing significant corporate decisions, and the interests of our principal stockholders may conflict with your interests.

      Upon completion of the offering and the Transactions, Green Equity Investors II, L.P., or GEI II, and Green Equity Investors III, L.P., or GEI III, each an affiliate of Leonard Green & Partners, L.P., will own, in the aggregate, approximately      % of our outstanding common stock. GEI II’s and GEI III’s ownership of our common stock will increase if we require them to receive common stock in the Preferred Exchange Offer. As a result, GEI II and GEI III have, and will continue to have, significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger with another entity, a consolidation or sale of all or substantially all of our assets, changes to our legal and capital structure and amendments to our certificate of incorporation. Additionally, GEI II and GEI III, together with their affiliates, have other business activities in addition to their ownership in us. It is possible that they may exercise their influence in ways that serve their individual interests, but that do not serve the best interests of our other stockholders. See “Security Ownership of Certain Beneficial Owners and Management.”

Future sales of a large number of shares of our common stock in the public market, or the perception that these sales may occur, may depress our stock price and make it difficult for you to recover the full value of your investment in our shares.

      If our existing stockholders sell substantial amounts of our common stock in the public market following the offering or if there is a perception that these sales may occur, the market price of our common stock could decline. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of the offering and the Transactions, we will have outstanding approximately           shares of common stock. Of these shares, the           shares of common stock sold in the offering will be freely tradable without restriction in the public market. The remaining outstanding shares will be eligible for sale in the public market at various times, subject to the provisions of Rule 144 under the Securities Act of 1933, as amended, and the limitations imposed by the lock-up agreements entered into by certain of our stockholders with the underwriters in the offering. Additionally, if shares of common stock are issued pursuant to the Preferred Exchange Offer, such shares will be freely tradeable in the public market, subject to the provisions of Rule 144 under the Securities Act and the limitations imposed by the lock-up agreements entered into by certain of our stockholders with the underwriters in the offering. See “Shares Eligible for Future Sale” for more information regarding shares of our common stock that may be sold in the offering by existing stockholders after the completion of the offering.

You might not be able to sell your stock if an active market for our common stock does not develop or continue.

      Prior to the offering, you could not buy or sell our common stock publicly. We have filed an application for the quotation of our common stock on the Nasdaq National Market. However, an active public market for our common stock may not develop or be sustained after the completion of the offering. If an active market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. See “Underwriting.”

You will incur immediate and substantial dilution.

      The initial public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock immediately after the offering. As a result, investors purchasing common stock in the offering will incur immediate and substantial dilution in the amount of $     per share. The exercise of outstanding options and future equity issuances will result in further dilution to investors in the offering. See “Dilution.”

The price of our common stock may be volatile and will depend on a variety of factors, some of which are beyond our control.

      The initial public offering price of the common stock will be determined through negotiations between the representatives of the underwriters and us and may not be representative of the price that will prevail in the open market. Following the offering, the market price of our common stock may fluctuate significantly due to a number of factors, some of which are beyond our control. These factors include, but are not limited to:

•	our historical and anticipated operating results;

•	general market and economic conditions;

•	quarterly fluctuations in our financial and operating results;

•	announcements by us or others and developments affecting us;

•	the markets in which we compete; and

•	the newspaper industry generally and changes in analysts’ recommendations or projections.

These factors could cause our common stock to trade at prices below the initial public offering price, which could prevent you from selling your common stock at or above the initial public offering price. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly traded companies. In the past, following periods of volatility in the market price of a particular company’s securities, securities class-action litigation has often been brought against that company. If similar litigation were instituted against us, it could result in substantial costs and divert management’s attention and resources from our operations.

Anti-takeover provisions affecting us could prevent or delay a change of control that is beneficial to you.

      Provisions of our certificate of incorporation and bylaws, provisions of our amended credit facility and other indebtedness, and provisions of applicable Delaware law and applicable federal and state regulations may discourage, delay or prevent a merger, tender offer or other change of control that holders of our securities may consider favorable. Certain of these provisions impose various procedural and other requirements, including advance notice and other provisions, that could make it more difficult for stockholders to effect certain corporate actions. These provisions could:

•	have the effect of delaying, deferring or preventing a change in control of our company;

•	discourage bids for our common stock at a premium over the market price;

•	adversely affect the market price of, and the voting and other rights of the holders of, our common stock; or

•	impede the ability of the holders of our securities to change our management.

      In addition, our amended credit facility, the indenture for our senior subordinated notes, the Debenture Indenture and the Preferred Designations contain limitations on our ability to enter into change of control transactions. See “Description of Certain Indebtedness” and “Description of Capital Stock.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains and incorporates by reference certain “forward-looking statements” (as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act that reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Words such as “anticipates,” “believes,” “plans,” “expects,” “intends,” “estimates” and similar expressions have been used to identify these forward-looking statements, but are not the exclusive means of identifying these statements. For purposes of this prospectus, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. These statements reflect our current beliefs and expectations and are based on information currently available to us. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual growth, results of operations, performance and business prospects and opportunities to differ from those expressed in, or implied by, these statements. As a result, no assurance can be given that our future growth, results of operations, performance and business prospects and opportunities covered by such forward-looking statements will be achieved. These risks, uncertainties and other factors are set forth under the section heading “Risk Factors” and elsewhere in this prospectus. Except to the extent required by the federal securities laws and rules and regulations of the Securities and Exchange Commission, we have no intention or obligation to update or revise these forward-looking statements to reflect new events, information or circumstances.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of shares of common stock in the offering, at an assumed initial public offering price of $ per share, will be approximately $           million, or $           million if the underwriters exercise their over-allotment option in full, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

      The following table illustrates our estimated uses of the net proceeds of this offering in connection with the Transactions as of September 30, 2002. The actual amounts set forth below may differ at the date of the closing of the Transactions.

Amount

(in thousands)
Consideration payable in the Debenture Tender Offer(1)	$
Consideration payable in the Preferred Exchange Offer(2)
Pay-down of Term Loan B(3)
Fee associated with the amendment of our management services agreement
Estimated fees and expenses in connection with the Transactions

Total use of net proceeds	$

(1)	Assumes that all of the senior discount debentures are tendered in the Debenture Tender Offer. The interest rate and maturity of the senior discount debentures are described under “Description of Certain Indebtedness.”

(2)	Assumes that all shares of the senior preferred stock are tendered in the Preferred Exchange Offer and assumes that no shares of our common stock are issued in the Preferred Exchange Offer.

(3)	The interest rate and maturity of the Term Loan B under our amended credit facility are described under “Description of Certain Indebtedness.” The actual amount of the pay-down of the Term Loan B will be the amount by which the net proceeds of the offering, after deducting underwriting discounts and commissions and offering expenses payable by us, exceeds the sum of (a) the cash consideration paid in the Debenture Tender Offer and the Preferred Exchange Offer, (b) the fee associated with the amendment of our management services agreement and (c) the fees and expenses in connection with the Transactions. In no event, however, will the pay-down of the Term Loan B be less than $50.0 million nor more than $70.0 million.

DIVIDEND POLICY

      We have not paid cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation of our business, and we do not anticipate paying cash dividends in the foreseeable future. In addition, our amended credit facility and the indenture governing LGO’s 9 3/8% Senior Subordinated Notes due 2008 place limitations on LGO’s ability to pay dividends or make other distributions to us. The terms of the Debenture Indenture and the Preferred Designations place limitations on our ability to pay dividends or make other distributions. Any future determination as to the payment of dividends on our common stock will be restricted by these limitations, will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by the board of directors, including the Delaware General Corporation Law, which provides that dividends are only payable out of surplus or current net profits.

      Dividends accrue on our Series A 14 3/4% Senior Redeemable Exchangeable Cumulative Preferred Stock and Series B 10% Junior Redeemable Cumulative Preferred Stock at the rates of 14 3/4% and 10% of the liquidation preference per annum, respectively, payable quarterly. We may elect to pay dividends in cash or additional shares of senior preferred stock and junior preferred stock, respectively. If we do not pay dividends in cash on the applicable quarterly payment date, the amount that is not paid in cash is deemed to be paid by us in additional shares (regardless of whether we actually issue such additional shares). We have not paid cash dividends on our senior preferred stock or junior preferred stock. We do not anticipate paying cash dividends in the foreseeable future and, therefore, intend to continue to pay dividends on our senior preferred stock and junior preferred stock in additional shares. All or a substantial portion of our senior preferred stock will be cancelled as a result of the Preferred Exchange Offer. All of our junior preferred stock will be cancelled as a result of the Junior Preferred Exchange.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2002. Our capitalization is presented (1) on an actual basis and (2) as adjusted to give effect to: (a) the receipt by us of the net proceeds from the sale of                      shares of common stock at an assumed initial public offering price of $          per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; (b) the intended application of the net proceeds of the offering and (c) the consummation of the Transactions. This presentation should be read in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds.”

	As of September 30, 2002

	Actual	As Adjusted

	(unaudited)

	(in thousands,
	except share data)
Cash and cash equivalents	$4,733	$

Long-term liabilities, including current portion (excluding deferred income taxes):
Borrowings under revolving credit facility(1)	7,000	$
Term Loan B, including current portion	97,500
Long-term liabilities, including current portion	2,073
9 3/8% Senior Subordinated Notes due 2008	180,000
11 5/8% Senior Discount Debentures due 2009(2)	85,716

Total long-term liabilities, including current portion (excluding deferred income taxes)	372,289

Series A 14 3/4% Senior Redeemable Exchangeable Cumulative Preferred Stock, $0.01 par value, 21,000,000 shares authorized, 3,458,448 and 0 shares issued and outstanding, actual and as adjusted, respectively(3)	88,587
Series B 10% Junior Redeemable Cumulative Preferred Stock, $0.01 par value, 250,000 shares authorized, 104,442 and 0 shares issued and outstanding, actual and as adjusted, respectively	106,182
Stockholders’ equity (deficit):
Common stock, $0.01 par value, 2,655,000 shares authorized, actual, and shares authorized, as adjusted, and 2,185,177 and 2,158,833 shares issued and outstanding, respectively, actual, and and shares issued and outstanding, respectively, as adjusted	22
Additional paid in capital	16,444
Notes receivable	(907)
Accumulated deficit	(121,198)
Treasury stock at cost, 26,344 shares, actual, and shares, as adjusted	(181)

Total stockholders’ equity (deficit)(4)	(105,820)

Total capitalization	$461,238	$

(1)	As of September 30, 2002, we also had outstanding letters of credit of approximately $1.2 million, which reduce the amount we may borrow under our revolving credit facility. After giving effect to: (a) the receipt by us of the net proceeds from the sale of shares of common stock at an assumed initial public offering price of $ per share and (b) the consummation of the Transactions, we would have had $ million available under the revolving credit facility as of September 30, 2002.

(2)	Assumes that all of the senior discount debentures are tendered in the Debenture Tender Offer.

(3)	Assumes that all shares of the senior preferred stock are tendered in the Preferred Exchange Offer for cash.

(4)	As adjusted total stockholders’ equity (deficit) reflects the assumed write-off of approximately $ million of unamortized deferred financing costs associated with the repayment of a portion of our Term Loan B and the retirement of all of our senior discount debentures in connection with the Debenture Tender Offer. See “Use of Proceeds.”

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value (total assets less intangible assets, deferred financing costs and total liabilities, including the liquidation preference of our senior preferred stock) by the number of outstanding shares of common stock.

      Based on shares outstanding as of September 30, 2002, after giving effect to the receipt by the holders of our junior preferred stock of            shares of common stock in the Junior Preferred Exchange, our net tangible book value at September 30, 2002 was $(                    ) million, or $(                    ) per share.

      After giving effect to (1) the receipt by us of the net proceeds from the sale of            shares of common stock at an assumed initial public offering price of $                    per share and (2) the intended application of the net proceeds of the offering, our pro forma net tangible book value at September 30, 2002 would be $           million, or $          per share. This represents an immediate increase in the pro forma net tangible book value of $          per share to existing stockholders and an immediate dilution of $          per share to new investors.

      The following table illustrates this per share dilution:

Assumed initial public offering price per share			$
Net tangible book value per share at September 30, 2002 (after giving effect to the Junior Preferred Exchange)	$(	)
Increase per share attributable to new investors in the offering

Pro forma net tangible book value per share at September 30, 2002 after the offering

Dilution per share to new investors			$

      The following table summarizes, on a pro forma basis as of September 30, 2002, the difference among existing stockholders and new investors with respect to the number of shares of common stock purchased from us in the offering (after giving effect to the issuance of the common stock in the Junior Preferred Exchange), the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing common stock in the offering:

	Shares Purchased		Total Consideration
Average Price
	Number	Percentage	Amount	Percentage	Per Share

Existing stockholders		%	$	%	$
New investors in the offering		%	$	%	$

Total		%	$	%

      The above information excludes: (1)            shares of common stock issuable upon the exercise of outstanding stock options under our stock option plan as of September 30, 2002, with a weighted-average exercise price of $                    per share and (2)            shares of common stock reserved and available for future issuance under our incentive plan as of                     , 2002. It also excludes shares of common stock that the underwriters have the option to purchase from us solely to cover over-allotments, and assumes that no shares of our common stock are issued in the Preferred Exchange Offer. Assuming the exercise of all options outstanding at September 30, 2002, our pro forma net tangible book value at September 30, 2002 would be            million, or $          per share, which would represent an immediate increase in the pro forma net tangible book value of $          per share to existing stockholders and an immediate dilution of $          per share to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The following selected historical consolidated financial data presented below as of, and for the fiscal years ended, December 31, 1997, 1998, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements as of those dates and for those periods. The following selected historical consolidated financial data presented below as of, and for the nine months ended September 30, 2001 and 2002 have been derived from our unaudited consolidated financial statements as of those dates and for those periods. Results for the nine months ended September 30, 2001 and 2002 are not necessarily indicative of results for the full year. During January 2002, we disposed of the assets of six related publications that we acquired in 1999 and, accordingly, the operating results of these publications have been reclassified and presented below as a discontinued operation. The selected historical consolidated financial data and notes should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

      The combined historical financial information of the newspapers acquired from American Publishing Company or its subsidiaries prior to the initial acquisition on January 1, 1998 is referred to as “Predecessor.”

						Nine Months Ended
	Year Ended December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

	(Predecessor)					(unaudited)

	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Advertising	$69,602	$82,570	$120,315	$145,787	$147,977	$110,435	$109,313
Circulation	21,451	22,844	27,052	30,329	33,228	24,827	24,984
Job printing and other	7,666	7,117	12,309	11,887	13,995	10,749	9,361

Total revenues	98,719	112,531	159,676	188,003	195,200	146,011	143,658
Operating costs and expenses:
Operating costs	39,309	45,976	67,696	81,238	87,056	73,095	66,539
Selling, general and administrative	29,171	36,303	51,172	62,102	65,315	41,604	40,814
Depreciation and amortization	7,470	11,917	16,496	19,193	21,315	16,107	13,342

Income from operations	22,769	18,335	24,312	25,470	21,514	15,205	22,963
Interest expense, amortization of deferred financing costs, and impairment of other assets	10,551	25,234	32,313	40,229	40,710	30,822	26,720

Income (loss) from continuing operations before income taxes, extraordinary item, and cumulative effect of change in accounting principle	12,218	(6,899)	(1,804)	(14,759)	(19,196)	(15,617)	(3,757)
Income (loss) from continuing operations	6,947	(6,899)	(2,099)	(15,250)	(21,200)	(15,915)	(4,431)
Income from discontinued operations, net of tax	—	—	513	1,817	1,508	1,155	4,342
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	6,947	(6,899)	(1,586)	(13,433)	(19,692)	(14,760)	(89)
Net income (loss)	6,947	(6,899)	(1,101)	(13,433)	(19,692)	(14,760)	(1,538)
Dividends on preferred stock	—	(11,152)	(13,595)	(17,018)	(19,989)	(14,758)	(16,701)

Net income (loss) available to common stockholders	$6,947	$(18,051)	$(14,696)	$(30,451)	$(39,681)	$(29,518)	$(18,239)

						Nine Months Ended
	Year Ended December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

	(Predecessor)					(unaudited)

	(in thousands, except share and per share data)
Basic and diluted weighted-average shares outstanding	*	1,600,000	1,595,923	1,964,876	2,171,381	2,175,611	2,158,833
Basic and diluted earnings (loss) per common share:
Loss from continuing operations before accounting change and extraordinary gain	*	$(11.28)	$(9.83)	$(16.42)	$(18.97)	$(14.10)	$(9.79)
Discontinued operations, net of tax	*	—	0.32	0.92	0.70	0.53	2.01
Extraordinary gain, net of tax	*	—	0.30	—	—	—	—
Cumulative effect of change in accounting principle	*	—	—	—	—	—	(0.67)

Net loss available to common stockholders per share	*	$(11.28)	$(9.21)	$(15.50)	$(18.27)	$(13.57)	$(8.45)

Adjusted net loss available to common stockholders(1)	$ *	$(16,838)	$(12,685)	$(27,916)	$(36,659)	$(27,136)	$(18,239)
Adjusted net loss available to common stockholders per share(1)	*	(10.52)	(7.95)	(14.21)	(16.88)	(12.47)	(8.45)
Statement of Cash Flows Data:
Capital expenditures	$1,713	$2,232	$5,687	$9,654	$2,715	$2,349	$1,673
Net cash provided by operating activities	14,577	21,865	8,499	15,734	12,925	3,553	15,287
Net cash provided by (used in) investing activities	(3,370)	(388,678)	(60,509)	(92,092)	(3,330)	(2,910)	25,348
Net cash provided by (used in) financing activities	(11,523)	366,386	52,845	75,535	(9,157)	78	(37,376)
Other Data (unaudited):
EBITDA(2)	$30,239	$30,252	$40,808	$44,663	$42,829	$31,312	$36,305
Pro forma EBITDA(3)	30,239	31,169	41,808	45,983	44,309	32,422	37,415
Pro forma interest expense and amortization of deferred financing costs(4)	—	—	—	—		—
Pro forma income (loss) from continuing operations(5)	—	—	—	—		—
Pro forma income (loss) from continuing operations per share(6):
Basic	—	—	—	—		—
Diluted	—	—	—	—		—
Pro forma weighted-average shares outstanding(6):
Basic	—	—	—	—		—
Diluted	—	—	—	—		—

	As of December 31,					As of September 30,

	1997	1998	1999	2000	2001	2001	2002

	(Predecessor)					(unaudited)

	(in thousands)
Balance Sheet Data:
Total assets	$109,700	$410,068	$479,160	$563,501	$542,537	$550,343	$510,677
Total long-term obligations, including current maturities (excluding deferred income taxes)	1,044	283,936	344,231	402,746	402,689	409,976	372,289
Total mandatorily redeemable preferred stock	—	105,152	118,747	158,080	178,068	172,837	194,769
Stockholders’ deficit/ Predecessor’s net assets	99,139	(10,392)	(25,087)	(48,026)	(87,661)	(77,529)	(105,820)

*	Amounts for the Predecessor have been omitted because the underlying information is not available.

(1)	As of January 1, 2002, we implemented Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” which replaces the requirement to amortize intangible assets with indefinite lives and goodwill with a requirement for an annual impairment test. SFAS No. 142 also establishes requirements for identifiable intangible assets. The transition provisions of SFAS No. 142 require that the useful lives of previously recognized intangible assets be reassessed and the remaining amortization periods adjusted accordingly. Prior to adoption of SFAS No. 142, advertiser and subscriber relationship intangible assets were amortized over estimated remaining useful lives of 40 and 33 years, respectively. We have concluded that, based upon current economic conditions and our current pricing strategies, the remaining useful lives for advertiser and subscriber relationship intangible assets are 30 and 20 years, respectively, and the amortization periods have been adjusted accordingly, with effect from January 1, 2002. Had SFAS No. 142 been adopted at the beginning of the respective periods, income from operations for the years ended December 31, 1998, 1999, 2000 and 2001, and the nine months ended September 30, 2001, would have been reduced by $1,915, $2,295, $2,539, $2,638, and $1,977, respectively, due to this change in useful lives.

Upon adoption of SFAS No. 142, we ceased amortization of goodwill. We also ceased amortization of our mastheads because we have determined that the useful life of our mastheads is indefinite. Had SFAS No. 142 been adopted at the beginning of the respective periods, income from operations for the years ended December 31, 1998, 1999, 2000 and 2001, and the nine months ended September 30, 2001, would have been increased by $3,128, $4,306, $5,074, $5,660, and $4,359, respectively, had goodwill and mastheads not been amortized.

The adjusted net loss available to common stockholders and adjusted basic and diluted net loss available to common stockholders per share presents such financial information on a pro forma basis as if we had adopted SFAS No. 142 as of the beginning of each of the applicable periods presented.

					Nine Months Ended
	Year Ended December 31,				September 30,

	1998	1999	2000	2001	2001	2002

	(in thousands, except share and per share data)
Reported net loss available to common stockholders	$(18,051)	$(14,696)	$(30,451)	$(39,681)	$(29,518)	$(18,239)
Add back: Goodwill amortization	2,838	3,888	4,680	5,186	4,032	—
Add back: Masthead amortization	290	418	394	474	327	—
Adjust: Advertiser relationships amortization (change in useful life)	(1,195)	(1,462)	(1,515)	(1,625)	(1,218)	—
Adjust: Subscriber relationships amortization (change in useful life)	(720)	(833)	(1,024)	(1,013)	(759)	—

Adjusted net loss available to common stockholders	(16,838)	(12,685)	(27,916)	(36,659)	(27,136)	(18,239)

Basic and diluted weighted-average shares outstanding	1,600,000	1,595,923	1,964,876	2,171,381	2,175,611	2,158,833
Basic and diluted net loss per share:
Reported net loss available to common stockholders per share	$(11.28)	$(9.21)	$(15.50)	$(18.27)	$(13.57)	$(8.45)
Goodwill amortization	1.77	2.44	2.38	2.39	1.86	—
Masthead amortization	0.18	0.26	0.20	0.22	0.15	—
Advertiser relationships amortization (change in useful life)	(0.75)	(0.92)	(0.77)	(0.75)	(0.56)	—
Subscriber relationships amortization (change in useful life)	(0.45)	(0.52)	(0.52)	(0.47)	(0.35)	—

Adjusted net loss available to common stockholders per share	(10.52)	(7.95)	(14.21)	(16.88)	(12.47)	(8.45)

(2)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization, which for us is income from operations plus depreciation and amortization. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to income from operations, net income (loss), cash flows from operating activities or any other measure of performance or liquidity derived in accordance with GAAP. We believe that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in our industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of our operating performance relative to other companies in our industry. However, not all companies calculate EBITDA using the same methods; therefore, the EBITDA figures set forth herein may not be comparable to EBITDA reported by other companies. A substantial portion of our EBITDA must be dedicated to the payment of interest on our outstanding indebtedness and to service other commitments, thereby reducing the funds available to us for other purposes. Accordingly, EBITDA does not represent an amount of funds that is available for management’s discretionary use. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

					Nine Months Ended
	Year Ended December 31,				September 30,

	1998	1999	2000	2001	2001	2002

	(in thousands)
Income from operations	$18,335	$24,312	$25,470	$21,514	$15,205	$22,963
Depreciation and amortization	11,917	16,496	19,193	21,315	16,107	13,342

EBITDA	30,252	40,808	44,663	42,829	31,312	36,305

(3)	Pro forma EBITDA presents our EBITDA on a pro forma basis as if we had not paid the management fees to Leonard Green & Partners, L.P. that will not recur following the offering and is calculated as shown below. See “Certain Relationships and Related Transactions.” Pro forma EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to income from operations, net income (loss), cash flows from operating activities or any other measure of performance or liquidity derived in accordance with GAAP.

					Nine Months Ended
	Year Ended December 31,				September 30,

	1998	1999	2000	2001	2001	2002

	(in thousands)
EBITDA	$30,252	$40,808	$44,663	$42,829	$31,312	$36,305
Management fees	917	1,000	1,320	1,480	1,110	1,110

Pro forma EBITDA	31,169	41,808	45,983	44,309	32,422	37,415

(4)	Pro forma interest expense and amortization of deferred financing costs presents our interest expense and amortization of deferred financing costs on a pro forma basis as if we had applied the net proceeds of the offering as intended as of the beginning of each of the applicable periods presented. See “Use of Proceeds.”

(5)	Pro forma income (loss) from continuing operations presents our income (loss) from continuing operations on a pro forma basis as if (1) we had not paid the management fees to Leonard Green & Partners, L.P. that will not recur following the offering and (2) interest expense and amortization of deferred financing costs related to our 11 5/8% Senior Discount Debentures due 2009 and Term Loan B had we applied the net proceeds of the offering as intended as of the beginning of each of the applicable periods presented. See “Use of Proceeds.”

(6)	Upon the completion of our proposed initial public offering, the consummation of the Transactions and the completion of a 1-for- reverse stock split which we will effect prior to the offering, we will have shares of common stock outstanding. The pro forma basic and diluted income (loss) per share from continuing operations and pro forma weighted-average shares outstanding have been computed as if the events described above had occurred as of the beginning of each of the applicable periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with this entire prospectus, including the “Risk Factors” section and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus that could cause our actual future growth, results of operations, performance and business prospects and opportunities to differ materially from those expressed in, or implied by, such forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

      We were formed on January 27, 1998 for purposes of acquiring a portion of the daily and weekly newspapers owned by American Publishing Company or its subsidiaries, or APC, a wholly-owned subsidiary of Hollinger International Inc. We accounted for the initial acquisition using the purchase method of accounting. We are a holding company for our wholly-owned subsidiary, Liberty Group Operating, Inc.

      We are a leading U.S. publisher of local newspapers and related publications that are the dominant source of local news and print advertising in their markets. We own and operate 318 publications located in 17 states that reach approximately 2.25 million people on a weekly basis. We generate revenues from advertising, circulation and job printing. Advertising revenue is recognized upon publication of the advertisements. Circulation revenue, which is billed to customers at the beginning of the subscription period, is recognized on a straight-line basis over the term of the related subscription. The revenue for job printing is recognized upon delivery. Our operating costs consist primarily of newsprint, labor and delivery costs. Our selling, general and administrative expenses consist primarily of labor costs.

      In 1998, we acquired 91 additional publications in 18 transactions for a total acquisition cost of $61.8 million. We acquired 49 and 43 publications, in 13 and 12 transactions, for a total acquisition cost of $54.8 million and $84.5 million, during 1999 and 2000, respectively. We have not acquired any significant publications since December 2000.

      On January 7, 2002, we disposed of the assets of six related publications (acquired in 1999) in one transaction for proceeds of $26.5 million (the “Disposition”). Accordingly, amounts in the consolidated statements of operations for all periods presented have been reclassified to reflect the operating results of these publications as a discontinued operation.

Results of Operations

  Three and Nine Months Ended September 30, 2002 Compared to the Three and Nine Months Ended September 30, 2001

      Total Revenues. Total revenues for the quarter ended September 30, 2002 decreased by $0.3 million, or 0.6%, to $48.5 million from $48.8 million for the quarter ended September 30, 2001. The decrease in total revenues was comprised of a $0.2 million decrease in advertising revenue, a nominal decrease in circulation revenue and a $0.1 million decrease in job printing and other revenue. The advertising and printing revenue decrease was primarily driven by lower classified recruitment and printing revenues in the Chicago suburban market. The classified advertising decrease was partially offset by an increase in preprint and national advertising revenues. Total revenues for the nine months ended September 30, 2002 decreased by $2.3 million, or 1.6%, to $143.7 million from $146.0 million for the nine months ended September 30, 2001. The decrease in total revenues was comprised of a $1.1 million decrease in advertising revenue, a $0.2 million increase in circulation revenue and a $1.4 million decrease in job printing and other revenue. The advertising and printing revenue decrease was primarily driven by lower classified recruitment and printing revenues in the Chicago suburban market, as well as the discontinuation of two lower margin print jobs in our community markets. The classified advertising decrease was partially offset by an increase in preprint and national advertising revenues.

      Operating Costs. Operating costs for the quarter ended September 30, 2002 decreased $1.2 million, or 5.1%, to $22.6 million from $23.8 million for the quarter ended September 30, 2001. This decrease was primarily due to lower newsprint, labor and delivery costs. The decrease in labor was primarily due to a reduction in operating staff. As a percentage of total revenues for the quarter ended September 30, 2002, operating costs decreased to 46.6% from 48.8% for the quarter ended September 30, 2001. Operating costs for the nine months ended September 30, 2002 decreased by $6.6 million to $66.5 million from $73.1 million for the nine months ended September 30, 2001. This decrease was primarily due to lower newsprint, labor and delivery costs. The decrease in labor was primarily due to a reduction in operating staff. As a percentage of total revenues for the nine months ended September 30, 2002, operating costs decreased to 46.3% from 50.1% for the nine months ended September 30, 2001.

      Selling, General and Administrative. Selling, general and administrative expenses for the quarter ended September 30, 2002 increased by $0.1 million from the quarter ended September 30, 2001 primarily due to higher insurance and performance-based incentive costs, partially offset by lower labor costs resulting from reductions in administrative staff. As a percentage of total revenues, selling, general and administrative expenses increased to 29.0% for the quarter ended September 30, 2002 from 28.6% for the quarter ended September 30, 2001. For the nine months ended September 30, 2002, selling, general and administrative expenses decreased by $0.8 million to $40.8 million from $41.6 million for the nine months ended September 30, 2001 primarily due to lower labor costs resulting from reductions in administrative staff. As a percentage of total revenues, selling, general and administrative expenses decreased from 28.5% for the nine months ended September 30, 2001 to 28.4% for the nine months ended September 30, 2002.

      EBITDA. EBITDA (which is defined as earnings before interest, taxes, depreciation and amortization, which for us is income from operations plus depreciation and amortization) for the quarter ended September 30, 2002 increased by $0.8 million to $11.8 million from $11.0 million for the quarter ended September 30, 2001. The increase in EBITDA during the quarter ended September 30, 2002 was primarily due to lower newsprint, delivery and labor costs from reduced headcount. For the nine months ended September 30, 2002, EBITDA increased $5.0 million to $36.3 million from $31.3 million for the nine months ended September 30, 2001. The increase in EBITDA for the nine months ended September 30, 2002 was primarily due to lower newsprint, delivery and labor costs from reduced headcount, partially offset by lower revenues. EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States of America, or GAAP, and should not be considered as an alternative to income from operations, net income (loss), cash flows from operating activities or any other measure of performance or liquidity derived in accordance with GAAP. We believe that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in our industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of our operating performance relative to other companies in our industry. However, not all companies calculate EBITDA using the same methods; therefore, the EBITDA figures set forth herein may not be comparable to EBITDA reported by other companies. A substantial portion of our EBITDA must be dedicated to the payment of interest on our outstanding indebtedness and to service other commitments, thereby reducing the funds available to us for other purposes. Accordingly, EBITDA does not represent an amount of funds that is available for management’s discretionary use.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2001	2002	2001	2002

Income from operations	$5,387	$7,378	$15,205	$22,963
Depreciation and amortization	5,622	4,469	16,107	13,342

EBITDA	$11,009	$11,847	$31,312	$36,305

      Depreciation and Amortization. As of January 1, 2002, we implemented Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” which replaces the requirement to amortize intangible assets with indefinite lives and goodwill with a requirement for an annual impairment test. SFAS No. 142 also establishes requirements for identifiable intangible assets. The transition provisions of SFAS No. 142 require that the useful lives of previously recognized intangible assets be reassessed and the remaining amortization periods adjusted accordingly. Prior to adoption of SFAS No. 142, advertiser and subscriber relationship intangible assets were amortized over estimated remaining useful lives of 40 and 33 years, respectively. We have concluded that, based upon current economic conditions and our current pricing strategies, the remaining useful lives for advertiser and subscriber relationship intangible assets are 30 and 20 years, respectively, and the amortization periods have been adjusted accordingly, with effect from January 1, 2002.

      Depreciation and amortization expense for the quarter ended September 30, 2002 decreased by $1.1 million to $4.5 million from $5.6 million for the quarter ended September 30, 2001 as a result of the adoption of SFAS No. 142. We recorded $3.2 million in amortization of intangible assets for the quarter ended September 30, 2002, compared with $3.9 million for the quarter ended September 30, 2001. For the nine months ended September 30, 2002, depreciation and amortization expense decreased by $2.8 million to $13.3 million from $16.1 million for the nine months ended September 30, 2001 as a result of the adoption of SFAS No. 142. For the nine months ended September 30, 2002, we recorded $9.4 million in amortization of intangible assets, compared with $11.6 million for the nine months ended September 30, 2001. Upon adoption of SFAS No. 142, we ceased amortization of goodwill. We also ceased amortization of our mastheads because we have determined that the useful life of our mastheads is indefinite. Had SFAS No. 142 been adopted on January 1, 2001, income from operations for the three and nine months ended September 30, 2001 would have been increased by $1.5 million and $4.4 million, respectively, had goodwill and mastheads not been amortized. Additionally, advertiser and subscriber relationship intangible assets are amortized over 30 and 20 years, respectively, for the three and nine months ended September 30, 2002, as compared to 40 and 33 years, respectively, for the three and nine months ended September 30, 2001. Had SFAS No. 142 been adopted on January 1, 2001, income from operations for the three and nine months ended September 30, 2001 would have been reduced by $0.7 million and $2.0 million, respectively, due to this change in useful lives.

      Interest Expense. Interest expense (including amortization of deferred financing costs) for the quarter ended September 30, 2002 decreased by $1.2 million to $8.8 million from $10.0 million for the quarter ended September 30, 2001. The decrease in interest expense was due to the reduction of indebtedness resulting from the application of proceeds from the Disposition, increased cash flow from operations and lower interest rates. For the nine months ended September 30, 2002, interest expense decreased $4.3 million to $26.5 million from $30.8 million for the nine months ended September 30, 2001. The decrease in interest expense was due to the reduction of indebtedness resulting from the application of proceeds from the Disposition, increased cash flow from operations and lower interest rates.

      Income Tax Expense (Benefit). Income tax expense for the quarter ended September 30, 2002 was $0.1 million compared to an income tax benefit of $0.1 million for the quarter ended September 30, 2001. For the nine months ended September 30, 2002, the income tax expense was $0.7 million compared to income tax expense of $0.3 million for the nine months ended September 30, 2001. The increases in income tax expense were due to higher state and local income taxes and an increase in our income from operations. During the fourth quarter of 2001, a portion of our senior discount debentures were purchased in the open market at a discount by related parties. This transaction resulted in a deemed cancellation and reissuance of the debentures for federal income tax purposes, and thus a portion of the discount and interest relating to these debentures will not be deductible for federal income tax purposes.

      Cumulative Effect of Change in Accounting Principle. Pursuant to the adoption of SFAS No. 142, we performed an initial impairment test of our properties in the first quarter of 2002. As a result of this test, we determined that the fair values of five properties were less than the net book value of our goodwill and mastheads for such properties on January 1, 2002. As a result, an after-tax goodwill and masthead impairment loss of $1.4 million, or $2.4 million pre-tax, was recorded in the quarter ended March 31, 2002 as a cumulative effect of a change in accounting principle. Impairment will be tested again in the fourth quarter of 2002 after our annual budgeting process.

      Discontinued Operations. For the nine months ended September 30, 2002, we recorded an after-tax gain of $4.3 million as a result of the Disposition in which we sold assets with a net book value of $19.4 million for a pre-tax gain of $7.1 million. Our income from discontinued operations for the quarter and nine months ended September 30, 2001 was $0.4 million and $1.2 million, respectively.

      Net Loss. We recorded a net loss of $1.7 million for the quarter ended September 30, 2002, compared to a net loss of $4.2 million for the quarter ended September 30, 2001. The decrease in net loss was primarily attributable to lower amortization expense resulting from the adoption of SFAS No. 142 and lower newsprint, labor, delivery and interest costs. For the nine months ended September 30, 2002, we recorded a net loss of $1.5 million compared to a net loss of $14.8 million for the nine months ended September 30, 2001. The decrease in net loss was primarily attributable to an after-tax gain of $4.3 million on the Disposition and lower amortization expense resulting from the adoption of SFAS No. 142 and lower newsprint, labor, delivery and interest costs, partially offset by lower revenues, higher income taxes and the cumulative effect of change in accounting principle related to goodwill and masthead impairment losses in the amount of $1.4 million, net of tax, discussed above.

  Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Total Revenues. Total revenues for the year ended December 31, 2001 increased by $7.2 million, or 3.8%, to $195.2 million. The increase in revenues was primarily due to revenue from publications acquired in 2000 and same-property increases in circulation, partially offset by decreases in same-property printing and advertising revenue. The increase in total revenues for 2001 was comprised of a $2.2 million, or 1.5%, increase in advertising revenue, a $2.9 million, or 9.6%, increase in circulation revenue, and a $2.1 million, or 17.7%, increase in job printing and other revenue.

      Operating Costs. Operating costs for 2001 were $87.1 million, or 44.6% of total revenues, which was an increase of $5.9 million over the year ended December 31, 2000 when operating costs were $81.2 million, or 43.2% of total revenues. The increase in operating costs as a percentage of total revenues for 2001 was primarily due to higher same-property delivery and newsprint costs and lower revenues, partially offset by lower labor costs.

      Selling, General and Administrative. Selling, general and administrative expenses for 2001 increased by $3.2 million to $65.3 million, or 33.5% of total revenues, from $62.1 million for 2000 when expenses were 33.0% of total revenues.

      EBITDA. EBITDA for 2001 decreased by $1.9 million to $42.8 million, from $44.7 million for 2000. The decrease was primarily driven by a decrease in same-property advertising revenue and higher same-property delivery and newsprint costs, partially offset by lower labor costs from reduced headcount. EBITDA as a percentage of total revenues declined from 23.8% to 21.9%.

      Depreciation and Amortization. Depreciation and amortization expense for 2001 increased by $2.1 million to $21.3 million, from $19.2 million for 2000. The increase was due to depreciation of assets acquired in 2000, depreciation on capital expenditures made in 2001, and a full year of amortization of intangibles from 2000 acquisitions.

      Income from Operations. Income from operations decreased by $4.0 million from $25.5 million, or 13.5% of total revenues, for 2000 to $21.5 million, or 11.0% of total revenues, for 2001. The decrease was primarily driven by a decrease in same-property advertising revenue, higher newsprint and delivery costs, and higher depreciation and amortization expenses partially offset by lower labor costs.

      Interest Expense. Interest expense (including amortization of deferred financing costs) increased by $0.5 million to $40.7 million for 2001 from $40.2 million for 2000, primarily due to higher accretion on our senior discount debentures, which was partially offset by lower interest rates on borrowings under our amended credit facility.

      Income Tax Expense. Income tax expense for the year ended December 31, 2001 increased by $1.5 million to $2.0 million from $0.5 million for the year ended December 31, 2000. The increase in income tax expense was due to higher state and local income taxes and an increase in our deferred tax liability. During the fourth quarter of 2001, a portion of our senior discount debentures was purchased in the open market at a discount by related parties. This transaction resulted in a deemed cancellation and reissuance of the debentures for federal income tax purposes, and thus a portion of the discount and interest relating to these debentures will not be deductible for federal income tax purposes.

      Net Loss. For 2001, we recognized a net loss of $19.7 million compared to a net loss of $13.4 million for 2000. The $6.3 million increase in the net loss was due primarily to lower same-property advertising revenues, higher newsprint and delivery costs as well as higher depreciation, amortization, and interest expense, which was partially offset by lower labor costs.

  Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Total Revenues. Total revenues for 2000 increased by $28.3 million, or 17.7%, to $188.0 million. The increase in revenues was primarily due to revenue from acquired properties and same-property increases in advertising, partially offset by decreases in same-property printing and circulation revenue. The increase in total revenues for 2000 was comprised of a $25.5 million, or 21.2%, increase in advertising revenue, a $3.3 million, or 12.1%, increase in circulation revenue, and a $0.4 million, or 3.4%, decrease in job printing and other revenue.

      Operating Costs. Operating costs for 2000 were $81.2 million, or 43.2% of total revenues, which was an increase of $13.5 million over the year ended December 31, 1999 when operating costs were $67.7 million, or 42.4% of total revenues. The increase in operating costs as a percentage of revenue for 2000 was primarily due to higher cost structures of acquired properties and higher same-property labor, delivery and newsprint costs.

      Selling, General and Administrative. Selling, general and administrative expenses for 2000 increased by $10.9 million to $62.1 million, or 33.0% of total revenues from $51.2 million for 1999 when expenses were 32.0% of total revenues. The increase in selling, general and administrative expenses for 2000 was primarily due to higher same-property labor costs.

      EBITDA. EBITDA for 2000 increased by $3.9 million to $44.7 million, from $40.8 million for 1999. The increase was primarily driven by acquisitions and growth in same-property advertising revenue, which was partially offset by lower same-property print and circulation revenue and higher same-property labor, delivery and newsprint costs. EBITDA as a percentage of total revenues declined from 25.6% to 23.8% due to lower margins at properties acquired during 2000.

      Depreciation and Amortization. Depreciation and amortization expense for 2000 increased by $2.7 million to $19.2 million from $16.5 million for 1999. The increase was due to depreciation of assets acquired in 1999, depreciation on capital expenditures made in 2000, and a full year of amortization of intangibles from 1999 acquisitions.

      Income from Operations. Income from operations increased by $1.2 million from $24.3 million, or 15.2% of total revenues, for 1999 to $25.5 million, or 13.5% of total revenues for 2000. The increase was primarily driven by acquisitions and growth in same-property advertising revenue, which was offset by reductions in same-property printing and circulation revenue, higher labor, newsprint and delivery costs and higher depreciation and amortization expense.

      Interest Expense. Interest expense (including amortization of deferred financing costs) increased by $7.9 million to $40.2 million for 2000 from $32.3 million for 1999, primarily due to higher debt balances borrowed to fund acquisitions, higher interest rates on borrowings under our amended credit facility, and higher accretion on our senior discount debentures.

      Income Tax Expense. Income tax expense for the year ended December 31, 2000 increased by $0.2 million to $0.5 million from $0.3 million for the year ended December 31, 1999. The increase in income tax expense was due to higher state and local income taxes.

      Net Loss. For 2000, we recognized a net loss of $13.4 million compared to a net loss of $1.1 million in 1999. The increase in the net loss of $12.3 million was due primarily to decreases in print and circulation revenue; higher labor, newsprint, and delivery costs; higher depreciation, amortization, and interest expenses; a 1999 net gain from the exchange and disposition of properties and a 1999 extraordinary gain on insurance proceeds.

Critical Accounting Policy Disclosure

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      As of January 1, 2002, we adopted SFAS No. 142. SFAS No. 142 requires an annual impairment test for goodwill and other intangible assets with indefinite lives. We assess impairment of goodwill and mastheads by using multiples of recent and projected revenues and EBITDA for individual properties to determine the fair value of the properties and deduct the fair value of assets other than goodwill and mastheads to arrive at the fair value of goodwill and mastheads. This amount is then compared to the carrying value of goodwill and mastheads to determine if any impairment has occurred. The multiples of revenues and EBITDA used to determine fair value are based on our experience in acquiring and selling properties and multiples reflected in the purchase prices of recent sales transactions of newspaper properties similar to those we own. If there is a significant change in such multiples, or a deterioration in revenues or EBITDA for any of the properties, additional impairment losses may have to be recorded.

      Upon adoption of SFAS No. 142, we ceased amortization of goodwill. We also ceased amortization of our mastheads because we have determined that the useful life of our mastheads is indefinite.

      The transition provisions of SFAS No. 142 require that the useful lives of previously recognized intangible assets be reassessed and the remaining amortization periods adjusted accordingly. Prior to adoption of SFAS No. 142, advertiser and subscriber relationship intangible assets were amortized over estimated remaining useful lives of 40 and 33 years, respectively. We have concluded that, based upon current economic conditions and our current pricing strategies, the remaining useful lives for advertiser and subscriber relationship intangible assets are 30 and 20 years, respectively, and the amortization periods have been adjusted accordingly, with effect from January 1, 2002.

Liquidity and Capital Resources

      Cash Flows from Operating Activities. Cash provided by operating activities in 1999 was $8.5 million and increased $7.2 million to $15.7 million in 2000. Cash provided by operating activities decreased by $2.8 million to $12.9 million in 2001. The decrease in 2001 was primarily due to lower EBITDA and higher interest payments. Cash provided by operating activities for the nine months ended September 30, 2002 increased by $11.7 million to $15.3 million, compared with $3.6 million for the nine months ended September 30, 2001. The increase was primarily due to increased EBITDA and a decrease in interest rates and borrowing levels.

      Cash Flows from Investing Activities. Cash used in investing activities was $60.5 million, $92.1 million and $3.3 million in 1999, 2000 and 2001, respectively. The increase of $31.6 million from 1999 to 2000 was primarily due to costs related to 2000 acquisitions. The decrease of $88.8 million from 2000 to 2001 relates to a decrease in the number and size of acquisitions from 2000 to 2001 and a decrease in capital expenditures. Our capital expenditures in 2001 consisted of the purchase of machinery, equipment, furniture and fixtures relating to our publishing operations.

      Cash provided by investing activities for the nine months ended September 30, 2002 primarily reflects the Disposition, partially offset by capital expenditures. Our capital expenditures consisted of the purchase of machinery, equipment, furniture and fixtures relating to our publishing operations. We have no material commitments for capital expenditures. We intend to continue to pursue our strategy of opportunistically purchasing community newspapers in contiguous markets and new markets.

      Cash Flows from Financing Activities. Cash provided by financing activities was $52.9 million in 1999 and $75.5 million in 2000 compared to cash used in financing activities of $9.2 million in 2001. Cash provided by financing activities primarily resulted from borrowings under our revolving credit facility in 1999. Cash provided by financing activities in 2000 resulted from the issuance of preferred stock, common stock and long-term debt, as well as borrowings under our amended credit facility, partially offset by the repayment of our previous revolving credit facility. Net cash used in financing activities in 2001 related to the repayment of a portion of our amended credit facility and other long-term debt. Cash used in financing activities for the nine months ended September 30, 2002 reflects the reduction of indebtedness under our amended credit facility.

      Amended Credit Facility. Our wholly-owned subsidiary, LGO, is a party to an amended credit facility. The amended credit facility provides for a $100.0 million principal amount Term Loan B that matures in March 2007 and a revolving credit facility with a $135.0 million aggregate commitment amount available, including a $10.0 million sub-facility for letters of credit, that matures in March 2005. The amended credit facility is secured by a first-priority security interest in substantially all of the tangible and intangible assets of LGO, us and all of our other present and future direct and indirect subsidiaries. Additionally, the loans under the amended credit facility are guaranteed, subject to specified limitations, by us and all of the future direct and indirect subsidiaries of LGO and us. We are required to permanently reduce the Term Loan B and/or revolving commitment amount with disposition proceeds in excess of $1.5 million if the proceeds are not reinvested in Permitted Acquisitions (as defined under the amended credit facility) within 300 days of receipt of such proceeds. On October 23, 2002, we repaid $25.0 million principal amount of the Term Loan B with the proceeds from the Disposition. The proceeds of the Disposition were initially used to reduce the outstanding amount under the revolving credit facility and we borrowed such amounts under the revolving credit facility in connection with the repayment of the Term Loan B.

      We will use the net proceeds of the offering to repay approximately $          principal amount outstanding under our Term Loan B. The actual amount of the pay-down of the Term Loan B will be the amount by which the net proceeds of the offering, after deducting underwriting discounts and commissions and offering expenses payable by us, exceeds the sum of (a) the cash consideration paid in the Debenture Tender Offer and the Preferred Exchange Offer, (b) the fee associated with the amendment of our management services agreement and (c) the fees and expenses in connection with the Transactions. In no event, however, will the pay-down of the Term Loan B be less than $50.0 million nor more than $70.0 million. In addition, we will reduce the aggregate commitment amount under our revolving credit facility from $135.0 million to $85.0 million upon the closing of the offering.

      The Term Loan B and the revolving credit facility bear interest, at LGO’s option, equal to the Alternate Base Rate for an ABR loan (as defined in the amended credit facility) or the Adjusted LIBO Rate for a eurodollar loan (as defined in the amended credit facility) plus an applicable margin. The applicable margin is based on: (1) whether the loan is an ABR loan or eurodollar loan; and (2) the ratio of (a) indebtedness of the Company and its subsidiaries that requires interest to be paid in cash to (b) pro forma EBITDA for the 12-month period then ended. LGO also pays an annual fee equal to the applicable eurodollar margin for the aggregate amount of outstanding letters of credit. Additionally, LGO pays a fee on the unused portion of the revolving credit facility. No principal payments are due on the revolving credit facility until the maturity date, while the Term Loan B, after giving effect to the repayment of $          principal amount outstanding with the net proceeds of the offering, requires annual principal payments of $                million each year from 2002 through 2004, $           million in 2005, $           million in 2006 and $           million in 2007. As of September 30, 2002, $7.0 million was outstanding under the revolving credit facility (without giving effect to approximately $1.2 million of outstanding letters of credit as of such date) and $97.5 million was outstanding under the Term Loan B. The average interest rate on borrowings under the amended credit facility for 2001 was approximately 8.1%.

      As of September 30, 2002, the aggregate outstanding principal amount of our senior subordinated notes was $180.0 million and the accreted principal amount of our senior discount debentures was approximately $85.7 million. See “Description of Certain Indebtedness” for a description of our notes and debentures.

      We are highly leveraged and have indebtedness that is substantial in relation to our stockholders’ deficit, tangible equity and cash flow. Interest expense for the nine months ended September 30, 2002 was $26.5 million, including non-cash interest of $7.0 million with respect to our senior discount debentures and amortization of deferred financing costs of $1.4 million. The degree to which we are leveraged could have important consequences, including the following: (1) a substantial portion of our cash flow from operations must be dedicated to the payment of interest on our senior subordinated notes and interest on other indebtedness, thereby reducing the funds available to us for other purposes; (2) indebtedness under the amended credit facility is at variable rates of interest, which causes us to be vulnerable to increases in interest rates; (3) we are more leveraged than certain competitors in our industry, which might place us at a competitive disadvantage; (4) our substantial degree of leverage could make us more vulnerable in the event of a downturn in general economic conditions or other adverse events in our business and (5) our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired.

      We have no operations of our own and accordingly have no independent means of generating revenue. As a holding company, our internal sources of funds to meet our cash needs, including payment of expenses, are dividends and other permitted payments from our subsidiaries, in particular from LGO. The indenture relating to the senior subordinated notes, the Debenture Indenture and the amended credit facility impose upon us certain financial and operating covenants, including, among others, requirements that we satisfy certain quarterly financial tests, including a maximum senior leverage ratio, a minimum cash interest coverage ratio and a maximum leverage ratio, limitations on capital expenditures and restrictions on our ability to incur debt, pay dividends or take certain other corporate actions.

      Our management believes that after giving effect to (1) the receipt by us of the net proceeds from the sale of                 shares of common stock at an assumed initial public offering price of $          per share; (2) the intended application of the net proceeds of the offering and (3) the consummation of the Transactions, we will have adequate capital resources and liquidity to meet our borrowing obligations and capital expenditure requirements and to pursue our business strategy for at least the next twelve months.

Possible Usage Limitations on Net Operating Losses

      The offering, together with the Transactions, will likely cause us to undergo an “ownership change,” as that term is defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). In general, if a corporation undergoes an “ownership change,” its existing net operating losses (“NOLs”) and certain recognized “built-in” losses (if any) will be subject to an annual usage limitation equal to the product of (1) the value of the corporation’s stock (including preferred stock) immediately before the ownership change (as reduced by certain capital contributions) and (2) a statutory rate (currently around 5%). As of December 31, 2001, we have approximately $42 million of NOLs for federal and state income tax purposes (some of which may already be subject to usage limitations), and we may generate additional NOLs in 2002. If our ability to use our allowable NOLs is limited under Section 382 of the Code, our future income tax liability could increase.

Summary Disclosure About Contractual Obligations and Commercial Commitments

      The following table reflects a summary of our contractual cash obligations as of September 30, 2002:

	2002	2003	2004	2005	2006	Thereafter	Total

	(in thousands)
9 3/8% senior subordinated notes	$—	$—	$—	$—	$—	$180,000	$180,000
11 5/8% senior discount debentures(1)	—	—	—	—	—	85,716	85,716
Term Loan B(1)	—	1,000	1,000	36,125	47,500	11,875	97,500
Revolving credit facility(1)	—	—	—	7,000	—	—	7,000
Non-compete payments	58	382	282	282	177	406	1,587
Real estate lease payments	130	326	244	199	139	84	1,122
Finder fee payments	350	125	—	—	—	—	475
Other	3	4	4	—	—	—	11

	$541	$1,837	$1,530	$43,606	$47,816	$278,081	$373,411

(1)	We expect to retire all or substantially all of our senior discount debentures as a result of the Debenture Tender Offer, to repay approximately $ principal amount outstanding under our Term Loan B with the net proceeds of the offering and to reduce the aggregate commitment amount under our revolving credit facility from $135.0 million to $85.0 million upon the closing of the offering. See “Prospectus Summary — The Transactions Related to the Offering.” See “Use of Proceeds” for a discussion of how the actual amount of the Term Loan B pay-down will be calculated.

Related-Party Transactions

      We paid $1.3 million and $1.5 million in management fees in 2000 and 2001, respectively, and $356,000 and $475,000 in other fees in 2000 and 2001, respectively, to Leonard Green & Partners, L.P., and we paid $1.1 million in management and other fees to Leonard Green & Partners, L.P. for the nine months ended September 30, 2002. We are also obligated to pay to Leonard Green & Partners, L.P. other fees of $475,000, of which $350,000 will be paid this year and the remaining $125,000 will be paid in 2003. For a discussion of these and other transactions with certain related parties, see “Certain Relationships and Related Transactions.”

New Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs. SFAS No. 143 must be applied starting with fiscal years beginning after June 15, 2002. We are currently evaluating the impact that the adoption of SFAS No. 143 will have on our consolidated financial statements.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No. 30. Applying the provisions of Opinion No. 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual and infrequent and meet the criteria for classification as an extraordinary item. SFAS No. 145 is effective beginning January 1, 2003. We are currently evaluating the impact that the adoption of SFAS No. 145 will have on our consolidated financial statements.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan.

Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. This standard will be applied prospectively to exit or disposal activities initiated after December 15, 2002. We do not believe the adoption of SFAS No. 146 will have a significant impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

      We have a $135.0 million revolving credit facility and a Term Loan B that mature in March 2005 and 2007, respectively. Borrowings under our revolving credit facility and our Term Loan B bear interest at an annual rate, at our option, equal to the Alternate Base Rate (as defined in the amended credit facility) or the Adjusted LIBO Rate (as defined in the amended credit facility) plus a margin that varies based upon a ratio set forth in the amended credit facility. As a result, our interest expense will be affected by changes in the Alternate Base Rate or in the Adjusted LIBO Rate. At September 30, 2002, we had borrowings outstanding of $7.0 million under the revolving credit facility (without giving effect to approximately $1.2 million of outstanding letters of credit as of such date) and $97.5 million under the Term Loan B. A hypothetical 100 basis point change in interest rates would impact annual interest expense by approximately $1.0 million based on the amount outstanding at September 30, 2002.

BUSINESS

General

      We are a leading U.S. publisher of local newspapers and related publications that are the dominant source of local news and print advertising in their markets. We own and operate 318 publications located in 17 states that reach approximately 2.25 million people on a weekly basis. The majority of our paid daily newspapers have been published for more than 100 years and are typically the only paid daily newspapers of general circulation in their respective non-metropolitan markets. Our newspapers generally face limited competition as a result of operating in markets that are distantly located from large metropolitan areas and that can typically support only one primary newspaper, with the exception of our publications in the Chicago suburban market. We have strategically clustered our publications in geographically diverse, non-metropolitan markets in the Midwest, Northeast and Western United States and in the Chicago suburban market, which limits our exposure to economic conditions in any single market or region.

      Our portfolio of publications is comprised of 66 paid daily newspapers and 142 paid non-daily newspapers. In addition, we publish 110 free circulation and “total market coverage,” or TMC, publications with limited or no news or editorial content that we distribute free of charge and that generally provide 100% penetration in their areas of distribution. We believe that our publications are generally the most cost-effective method for our advertisers to reach substantially all of the households in our markets. Unlike large metropolitan newspapers, we derive a majority of our revenues from local display advertising rather than classified and national advertising, which are generally more sensitive to economic conditions.

Industry Overview

      Newspaper publishing is the oldest and largest segment of the media industry. We believe that metropolitan and community newspapers represent the dominant medium for local advertising due to their importance to the communities they serve. We believe that newspapers continue to be the most effective medium for retail advertising, which emphasizes the price of goods, in contrast to broadcast and cable television, which are generally used for image advertising, or radio, which is usually used to recall images or brands in the minds of listeners. Readers of newspapers tend to be more highly educated and have higher incomes than non-newspaper readers. As a result, newspapers continue to be one of the most cost-effective means for advertisers to reach this demographic group.

      Advertising revenue is the largest component of a newspaper’s total revenues. Advertising rates at newspapers, free circulars and TMC publications are usually based on market size, circulation, penetration, demographics and alternative advertising media available in the marketplace. While circulation revenue is not as significant as advertising revenue, circulation trends can affect the decisions of advertisers and advertising rates.

      Newspaper advertising revenues are cyclical and are generally affected by changes in national and regional economic conditions. Classified advertising, which generally comprises approximately 40% of U.S. newspaper advertising revenues as a whole, is the most sensitive to economic cycles because it is driven primarily by the demand for employment, real estate transactions and automotive sales.

      Although there are several major national newspaper companies, we believe that the newspaper publishing industry in the United States remains highly fragmented, with approximately 74% of daily and non-daily newspapers having circulations of less than 10,000. Most of these smaller publications are owned and operated by individuals whose newspaper holdings and financial resources are generally limited. Further, we believe that relatively few daily newspapers have been established in recent years due to the high cost of starting a daily newspaper operation and building a franchise identity. Moreover, most community markets cannot sustain more than one newspaper.

      The operating strategy of many newspaper companies has been impacted by the widespread use of the internet. Most newspapers have internet editions that deliver the same news and editorial content at no cost to registered users. However, we believe that most customers prefer their newspapers in printed form.

Competitive Strengths

      Local Market Focus. As a result of our strategic focus on local content that emphasizes local names and faces, including youth sports, community events, business, politics and entertainment, we believe that our newspapers generate reader loyalty, perpetuate their franchise value and represent the most effective means for local advertisers to reach potential customers. Each of our publications is tailored to its market to provide local content that radio, television and large metropolitan newspapers are generally unable to provide on a cost-effective basis because of their broader geographic coverage. Our publications have several advantages over metropolitan daily publications, including a lower cost structure, the ability to publish only on their most profitable days (e.g., midweek and one weekend day) and the ability to avoid expensive investments in wire services and syndicated feature material. In addition, we have relatively low exposure to fluctuations in newsprint prices due to much lower page counts than large metropolitan newspapers, with newsprint related to our publications comprising 7.0% of our total advertising and circulation revenues in 2001.

      We have a broad base of local advertisers, with 73.0% of our advertising revenues derived from display advertising in 2001. In that period, no single display advertiser accounted for more than 1%, and no single display, national or classified advertiser accounted for greater than 10%, of our total revenues. We believe that local display advertising revenues at our publications tend to be more stable than the advertising revenues of large metropolitan newspapers because local businesses generally have fewer effective advertising channels through which to reach their customers. We also are significantly less reliant than large metropolitan newspapers upon classified advertising, particularly “help wanted,” real estate and automotive sections, and national advertising, which are generally more sensitive to economic conditions.

      Leading Acquirer of Community Publications. Through a disciplined acquisition program, we have increased our portfolio of publications from 166 in 1998 to 318. We specifically target acquisition opportunities where the existing publications have a long history of strong readership and advertiser loyalty, face limited competition, have an established track record as the advertising medium of choice for local advertisers and present potential opportunities for profitability enhancement through cost reductions and synergies with our existing operations. We believe that we face limited competition for acquisition opportunities of community publications in our markets. We have demonstrated the ability to successfully integrate acquired publications and generate significant cost savings and EBITDA improvements at publications acquired since 1998.

      Attractive Cost Structure Through Strategic Regional Clustering and Strict Cost Controls. We have acquired and assembled a network of strategically clustered newspapers in geographically diverse regions. Strategic clustering enables us to realize operating efficiencies and economic synergies, such as the sharing of management, accounting and production functions within clusters. We believe that strategic clustering enables our newspapers to generate higher operating margins than they would otherwise be able to achieve on a stand-alone basis. In addition, we have increased operating cash flows at acquired and existing newspapers through cost reductions, including labor, page width and page count reductions, as well as the implementation of revenue-generation and expense-control best practices throughout the Company.

      Experienced Management Team. The nine members of our operating team have an average of approximately 20 years of relevant industry experience and a long history of identifying, acquiring and improving the operations of acquired publications. Our management team has managed community newspapers through all economic cycles. We also have a seasoned team of managers at the local level, where our 112 publishers average approximately 21 years of industry experience.

Growth Strategy

      Drive Revenue Growth at Existing Properties by Expanding Our Advertising Base. We continuously seek to utilize our dominant distribution capability in the markets we serve to expand our advertising base by targeting new advertisers for our local newspapers and related publications and introducing new products that attract businesses that do not typically advertise in our newspapers. These products include shopping and visitors’ guides and niche publications and inserts covering subjects, such as children and parenting, employment, health, senior living and real estate, that are of interest to residents of particular geographic areas and members of particular demographic groups. In addition, we share advertising concepts throughout our network of publications, enabling our advertising managers and publishers to implement advertising products and sales strategies that have already been successful in other markets that we serve.

      Continue to Improve Margins Through Strategic Regional Clustering and Strict Cost Controls. We have achieved significant operating efficiencies within our network of strategically clustered publications, and we believe that, as we continue to acquire and integrate additional publications into our network, we will be able to realize incremental operating efficiencies and synergies that will position us to continue to improve our operating margins. We intend to continue to focus on controlling costs, with a particular emphasis on managing staffing requirements, leveraging production equipment to improve operating efficiencies and reducing newsprint consumption.

      Continue Disciplined Acquisition Program. We intend to utilize our strong free cash flow generation, broad geographic coverage, acquisition integration experience and low-cost operating model to provide an effective platform for our continued acquisition of community publications. Our strategy is focused on: (1) acquiring additional properties within existing clusters; (2) acquiring properties that can serve as the basis for creating new clusters and (3) trading properties with other newspaper publishers to provide us with higher growth opportunities. We target acquisition candidates that have a long publishing history, strong readership and advertiser loyalty, limited competition, an established track record as the advertising medium of choice for local advertisers and potential opportunities for profitability enhancements through cost reductions and synergies with our existing operations. We believe that there will be many acquisition opportunities available to us because the newspaper publishing industry is highly fragmented, with approximately 6,000 daily and non-daily publications with circulations of less than 10,000 operating in the United States today.

Overview of Operations

  Strategic Regional Clusters

      We have acquired, and intend to continue to acquire, community publications that we can integrate into our network of existing clusters or that can serve as the basis for creating new clusters. Strategic clustering of our publications enables us to realize operating efficiencies and economic synergies, such as the sharing of management, accounting and production functions within clusters. Strategic clustering also enables us to maximize revenues through the cross-selling of advertising among contiguous newspaper markets. As a result of strategic clustering, we believe that our newspapers are able to obtain higher operating margins than they would otherwise be able to achieve on a stand-alone basis.

      The following chart sets forth information for our publications by strategic regional clusters as of September 30, 2002. For purposes of the chart, clusters consist of five or more publications within a reasonably close proximity to each other.

	Number of Newspapers and Other Publications

			Free
	Paid	Paid	Circulation/TMC
Strategic Regional Clusters	Daily	Non-Daily	Publications	Total

Baton Rouge region (Louisiana)	0	4	3	7
Grand Forks region (North Dakota/ Minnesota)	2	2	2	6
Honesdale region (Pennsylvania)	1	2	2	5
Iowa	1	4	4	9
Kansas City region (Kansas)	2	4	3	9
Lake of the Ozarks region (Missouri)	3	3	9	15
Northern Missouri	5	1	6	12
Southern Illinois	6	9	5	20
Southern Michigan	3	5	7	15
Southwestern Louisiana	3	1	2	6
Southwestern Minnesota	0	7	4	11
Southwestern Missouri	2	3	6	11
Southwestern New York/ Northwestern Pennsylvania	4	3	12	19
Suburban Chicago	0	55	0	55
Twin Falls region (Idaho)	2	6	2	10
Western Illinois	5	5	9	19
Wichita region (Kansas)	6	4	6	16

      In 2001, no single strategic regional cluster contributed more than 15% of our total revenues.

  Advertising

      Advertising revenue is the largest component of our total revenues, accounting for approximately 75.3%, 77.5% and 75.8% of our total revenues in 1999, 2000 and 2001, respectively. We derive our advertising revenues from display (local department stores, local accounts at national department stores, specialty shops and other retailers), national (national advertising accounts) and classified advertising (employment, automotive, real estate and personals). Our advertising rate structures vary among our publications and are a function of various factors, including local market conditions, competition, circulation, readership and demographics.

      Substantially all of our advertising revenues are derived from a diverse group of local retailers and classified advertisers. We believe, based upon our operating experience, that our advertising revenues tend to be more stable than the advertising revenues of large metropolitan newspapers because our publications rely primarily on local advertising. Local advertising has historically been more stable than national advertising because local businesses generally have fewer effective advertising channels through which to reach their customers. Moreover, we are less reliant than large metropolitan newspapers upon classified advertising, particularly “help wanted,” real estate and automotive sections, and national advertising, which are generally more sensitive to economic conditions. The contribution of display, national and classified advertising to our total advertising revenues for fiscal years 1999, 2000 and 2001 were as follows:

	Year Ended
	December 31,

	1999	2000	2001

Display	69.5%	70.5%	73.0%
National	2.9	2.5	2.4
Classified	27.6	27.0	24.6

Total advertising revenues	100.0%	100.0%	100.0%

      We do not rely upon any one company or industry for our advertising revenues, which are derived from a variety of companies and industries, and no single display advertiser represented more than 1%, and no single display, national or classified advertisers accounted for greater than 10%, of our total revenues in 2001 or the nine months ended September 30, 2002. Our corporate management works with our local newspaper management to approve advertising rates and with the advertising staff of each local newspaper to develop marketing kits and presentations. A portion of our publishers’ compensation is based upon increased advertising revenues. In addition, we share advertising concepts throughout our network of publications, enabling our advertising managers and publishers to leverage advertising products and sales strategies that have already been successful in other markets that we serve.

  Circulation

      While our circulation revenue is not as significant as our advertising revenue, circulation trends impact the decisions of advertisers and advertising rates. Substantially all of our circulation revenues are derived from home delivery sales of publications to subscribers and single copy sales made through retailers and vending racks. We have implemented quality enhancements, such as upgrading and expanding printing facilities and printing presses; increasing the use of color and color photographs; improving graphic design, including complete redesigns; developing creative and interactive promotional campaigns and converting selected newspapers from afternoon to morning publication, in order to enhance our circulation revenues and circulation trends.

      Circulation accounted for approximately 16.9%, 16.1% and 17.0% of our total revenues in 1999, 2000 and 2001, respectively. A vast majority of 2001 circulation revenues were derived from subscription sales. We own and operate 66 paid daily publications that range in circulation from approximately 1,200 to 15,500, and 142 paid non-daily publications that range in circulation from approximately 200 to 30,100. Our corporate management works with our local newspaper management to establish subscription and single copy rates. We also implement creative and interactive marketing programs and promotions to increase readership through both subscription and single copy sales.

  Job Printing

      We operate 48 printing facilities. To the extent we have excess press capacity at these facilities, we provide commercial printing services to third parties, primarily other publishers who do not have a printing press, on a competitive bid basis. We also print other commercial materials, including business cards and invitations, to produce incremental revenue from existing equipment and personnel. Job printing and other accounted for approximately 7.7%, 6.3% and 7.2% of our total revenues in 1999, 2000 and 2001, respectively.

  Electronic Media

      All of our daily publications and certain of our weekly publications have their own free-access websites. Our websites have a consistent format and provide a selection of local and other news together with classified advertising, feature articles and details of local events and activities. We have also been able to expand the reach of our classified advertisements, and increase our advertising revenues, by placing the advertisements on-line as well as in the newspapers. We believe that our ability to self-promote our websites in our printed newspapers as internet portals for the community and our focus on local content limits the competitive threat to our core newspaper business from new media businesses.

  Editorial

      Our local paid daily and non-daily newspapers generally contain 8 to 14 pages with editorial content that emphasizes local news and topics of interests to the communities that they serve, such as local business, politics, entertainment and culture, as well as local youth, high school, college and professional sports. National and world news stories are sourced from the Associated Press. Our free circulation and TMC publications are typically used as a vehicle for delivering pre-printed content and range from limited to no editorial content.

      The editorial staff at each of our newspapers typically consists of a managing editor and several assistant editors and field reporters, who identify and report the local news in their communities. As of September 30, 2002, we employed approximately 540 editorial personnel that we believe provide the most comprehensive local news coverage in the communities we serve.

Printing and Distribution

      We operate 48 printing and distribution facilities, including 31 facilities within our 17 strategic regional clusters. The production resources located within each cluster are shared by the publications produced in each region. On average, each of our printing and distribution facilities is responsible for producing seven publications. Our newspapers are generally fully paginated utilizing image-setter technology, which allows for design flexibility and high-quality reproduction of color graphics. By clustering our production resources, we are able to reduce the operating costs of our newspapers while increasing the quality of our small market newspapers that might typically not otherwise have access to higher quality production facilities. Our consolidated printing and distribution facilities are generally located within 60 miles of our newspapers.

      The distribution of our daily newspapers is typically outsourced to independent, third-party distributors, who also distribute a majority of our weekly and periodic publications. These distributors generally are independent and locally based within each cluster. Some of our TMC publications and weekly publications are also delivered via U.S. mail.

Newsprint

      Newsprint represents one of our largest costs of producing newspapers. We have no long-term contracts to purchase newsprint. Our newspapers purchase a portion of their newsprint directly from paper mills and also make opportunistic spot market purchases within their geographic regions. We believe that our purchasing policies have resulted in our publications obtaining favorable newsprint prices. We incurred newsprint expense related to our publications of approximately $11.3 million and $12.6 million in 2000 and 2001, respectively, net of newsprint consumed by six related publications whose assets were sold on January 7, 2002. We have relatively low exposure to fluctuations in newsprint prices due to much lower page counts than large metropolitan newspapers. Newsprint expense related to our publications as a percentage of our total advertising and circulation revenues for 2000 and 2001 was 6.4% and 7.0%, respectively, net of newsprint consumed by six related publications whose assets were sold on January 7, 2002. We also incurred newsprint expense related to job printing and other of approximately $3.5 million and $4.5 million in 2000 and 2001, respectively.

      Historically, the price of newsprint has been cyclical and volatile, reaching approximately $682 per short ton in 1996 and dropping to almost $409 per short ton in 1993. The average price of newsprint for August 2002, as reported by Pulp & Paper Week, was approximately $405 per short ton. We seek to manage the effects of increases in prices of newsprint through a combination of technology improvements, page width and page count reductions, inventory management and advertising and circulation price increases.

Seasonality

      Our revenues, like those of other newspaper companies, tend to follow a distinct and recurring seasonal pattern, with high advertising revenues in months containing significant events or holidays. Accordingly, due to fewer holidays and more inclement weather as compared to other quarters, our first fiscal quarter is historically our weakest revenue quarter of the year. Correspondingly, our fourth fiscal quarter is historically our strongest revenue quarter, because it includes heavy holiday season advertising. We expect that seasonal fluctuations will continue to affect our results of operations in future periods.

Competition

      Each of our newspapers competes to varying degrees for advertising and circulation revenue with local, regional and national newspapers, shoppers, magazines, radio, broadcast and cable television, direct mail, the internet and other media sources. Competition for newspaper advertising revenues is based largely on advertising results, advertising rates, readership demographics and circulation levels. Competition for circulation revenue is generally based on the content of the newspaper, its price and editorial quality.

      Our newspapers are the dominant sources for local news, announcements and other information of interest to the communities that we serve. Our publications generally have strong name recognition in their markets and face limited competition as a result of operating in markets that are distantly located from large metropolitan areas and that can support only one primary newspaper, with the exception of our publications in the Chicago suburban market. However, as with most suburban and smaller daily newspapers, some circulation competition exists from large daily newspapers published in nearby metropolitan areas. We believe that these larger newspapers generally do not compete in a meaningful way for local advertising revenues. We provide our readers with community-specific content, which is generally not available on a consistent basis in nearby metropolitan newspapers. Local advertisers, especially businesses located within a small community, typically target advertising towards customers living or working within their own communities. We believe that our daily newspapers generally capture the largest share of local advertising as a result of our direct and focused coverage of the market and our cost-effective advertising rates relative to the more broadly circulated metropolitan newspapers.

      Although alternative media may be available, we believe that local advertisers generally regard newspapers and free circulation and TMC publications as the most cost-effective method of advertising time-sensitive promotions and price-specific advertisements, as compared with broadcast and cable television, which are generally used to advertise image, or radio, which is usually used to recall images or brands in the minds of listeners. We have, however, over the past several years faced increased competition for classified advertising from online advertising as the use of the internet has increased. From time to time, we compete with companies that are larger and/or have greater financial and distribution resources than we do. See “Risk Factors — We compete with a large number of companies in the media industry for advertising and circulation revenues.”

Employees

      We employ approximately 2,200 full-time employees and approximately 1,400 part-time employees. Approximately 3% of our employees belong to labor unions. We have not experienced a strike or work stoppage at any of our newspapers during the past five years, and we consider our relations with our employees to be good.

Legal Proceedings

      We are involved from time to time in legal proceedings relating to claims arising out of our operations in the ordinary course of business. We are not party to any legal proceedings that, in the opinion of management, are reasonably expected to have a material adverse effect on our business, financial condition or cash flows.

Properties

      We have 143 operating and production facilities for our publications in the United States. We own 107 of these facilities and lease the remaining 36 for terms ranging from one to five years. These facilities range in size from approximately 1,000 to 55,000 square feet. Our executive offices are located in Northbrook, Illinois, where we lease approximately 4,879 square feet under a lease terminating in 2004. We do not believe any individual property is material to our financial condition or results of operations.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

      The following table sets forth information concerning our directors, executive officers and other key personnel, including their ages as of September 30, 2002:

Name	Age	Position

Executive Officers and Directors
Kenneth L. Serota	40	President, Chief Executive Officer and Chairman of the Board of Directors
Daniel D. Lewis	39	Chief Financial Officer
Scott T. Champion	43	Executive Vice President, Chief Operating Officer — Community Division and Director
Gene A. Hall	51	Senior Vice President — Midwestern Region
Randall W. Cope	41	Executive Vice President — Missouri, Kansas and Arkansas
Kelly M. Luvison	42	Executive Vice President — Eastern Region
John G. Danhakl	46	Director
Peter J. Nolan	44	Director
Jonathan A. Seiffer	31	Director
Key Employees
Theodore G. Mike	56	Vice President — Eastern Region
Ronald A. Wallace	45	Vice President — Sales and Marketing
Gerald R. Smith	54	President — Liberty Group Suburban Newspapers, Inc.

      Kenneth L. Serota is our President and Chief Executive Officer and has served in that capacity since January 1998. Mr. Serota is also the Chairman of the Board of Directors and has been a Director since January 1998. Previously, he served as Vice President — Law & Finance and Secretary of Hollinger from May 1995 to December 1997 and as a director of its APC Division, which owned the publications initially acquired by us, from 1996 to 1997. Previously, Mr. Serota served as an attorney and a certified public accountant. Mr. Serota has significant experience negotiating and closing acquisitions of publications and primarily focuses his efforts on executing our acquisition functions and overseeing all of our administrative and finance functions.

      Daniel D. Lewis is our Chief Financial Officer with primary responsibility over our financial and accounting activities. He served as our Vice President — Finance and Secretary from May 2001 to May 2002. From September 1999 to May 2001, Mr. Lewis served as our corporate controller. Prior to joining us, Mr. Lewis served as a management consultant for PricewaterhouseCoopers LLP. In addition, Mr. Lewis has held management positions with Kraft Foods Inc. and Berkshire Hathaway Inc. Mr. Lewis is a certified public accountant.

      Scott T. Champion is our Executive Vice President and Chief Operating Officer — Community Division and has primary responsibility for all community publications. Mr. Champion has been a Director since January 2000. In 1998, he served as our Senior Vice President. Prior to 1998, he served as Senior Vice President, regional manager, and district manager of APC and had been employed at APC since 1988. Prior to his employment at APC, Mr. Champion served as the publisher of a group of privately owned publications. Mr. Champion has more than 19 years of experience in the newspaper industry.

      Gene A. Hall is our Senior Vice President and has primary responsibility for publications in the Midwestern region of the United States. He was appointed our Senior Vice President in January 1998. Prior to his employment with us, he served as a Senior Vice President of APC from 1992 to 1998. Prior to 1992, he served as a regional manager and had been employed at APC since 1988. Prior to his employment at APC, Mr. Hall was the owner and publisher of the Charles City Press, Six County Shopper and The Extra in Charles City, Iowa, which we currently own. Mr. Hall has more than 33 years of experience in the newspaper industry.

      Randall W. Cope is our Executive Vice President responsible for newspaper operations in Missouri, Kansas and Arkansas. Mr. Cope held the position of Vice President from December 1998 until he was named our Executive Vice President in April 2002. Mr. Cope also oversees our national classified advertising network. From 1995 to 1998, Mr. Cope was regional manager and publisher of the Northwest Arkansas Times in Fayetteville, Arkansas, which was owned by APC. Mr. Cope has 20 years of experience covering all areas of newspaper operations.

      Kelly M. Luvison is our Executive Vice President responsible for newspaper operations in western New York, Pennsylvania and West Virginia, as well as Liberty Business Development Group. Mr. Luvison served as regional manager for us since January 1998, was appointed a Vice President in January 2000 and Executive Vice President in April 2002. Prior to January 1998, Mr. Luvison was a regional manager for APC. Since 1996, Mr. Luvison has been publisher of the Evening Tribune in Hornell, New York, a newspaper we currently own, in addition to his duties as a regional manager and Vice President.

      John G. Danhakl has been a Director since January 1998. Mr. Danhakl has been a partner of Leonard Green & Partners, L.P. since 1995. Mr. Danhakl had previously been a Managing Director at Donaldson, Lufkin & Jenrette Securities Corporation (DLJ) and had been with DLJ since 1990. Prior to joining DLJ, Mr. Danhakl was a Vice President at Drexel Burnham Lambert Incorporated from 1985 to 1990. Mr. Danhakl is also a director of Arden Group, Inc., Big 5 Sporting Goods Corporation, Communications & Power Industries Inc., Twinlab Corporation, Diamond Triumph Auto Glass, Inc., Leslie’s Poolmart, Inc., VCA Antech, Inc., PETCO Animal Supplies, Inc. and MEMC Electronic Materials, Inc.

      Peter J. Nolan. Mr. Nolan has been a Director since January 1998. Mr. Nolan has been a partner of Leonard Green & Partners, L.P. since 1997. Mr. Nolan previously served as Managing Director and Co-Head of DLJ’s Los Angeles Investment Banking Division since 1990. Prior to joining DLJ, Mr. Nolan had been a Vice President at Drexel Burnham Lambert Incorporated and a First Vice President at Prudential Securities Incorporated. Mr. Nolan is also a director of VCA Antech, Incorporated and several private companies.

      Jonathan A. Seiffer has been a Director since January 1998. Mr. Seiffer has been a partner of Leonard Green & Partners, L.P. since 1999. From 1994 through 1999, Mr. Seiffer was a Vice President and Associate of Leonard Green & Partners, L.P. Prior to joining Leonard Green & Partners, L.P., Mr. Seiffer was a member of the corporate finance department of DLJ. Mr. Seiffer is also a director of Diamond Triumph Auto Glass, Inc., Gart Sports Company, Dollar Financial Group, Inc. and several private companies.

      Theodore G. Mike is our Vice President and has primary responsibility for many of our newspaper operations in the eastern region of the United States. Mr. Mike served as regional manager since January 1998, and was appointed Vice President in January 1999. Mr. Mike served as a regional manager for APC from 1992 to 1997. Mr. Mike has also been publisher of The Evening Times in Sayre, Pennsylvania, a newspaper we currently own, since 1992. Mr. Mike has more than 35 years of experience in the newspaper industry.

      Ronald A. Wallace is our Vice President — Sales and Marketing. Mr. Wallace joined us in his current role in March 2002. Prior to joining us, Mr. Wallace was a Regional Publisher with Morris Communications Corporation from 1996 to 2001. Also with Morris from 1994 to 1995, Mr. Wallace served as Advertising & Marketing Director at a 40,000 circulation daily newspaper in Athens, Georgia. Mr. Wallace is a 25-year newspaper veteran having held positions with Times Mirror Corporation, Hartman Walls Corporation, Belo Corp., Ingersoll Publications, Sun Newspapers and Ogden Newspapers, Inc.

      Gerald R. Smith is President of Liberty Group Suburban Newspapers, Inc., an indirect subsidiary of ours. From February 1999 to February 2001, Mr. Smith served as Executive Vice President — General Manager of Liberty Group Suburban Newspapers, Inc. Prior to February 1999, Mr. Smith held various positions over 14 years at the Daily Southtown, a 60,000 circulation daily newspaper in Chicago including Executive Vice President-General Manager, and was responsible for day-to-day operations from 1991 to 1999.

Board Composition

      Our certificate of incorporation authorizes a board of directors consisting of at least                , but no more than                , members. Upon the closing of the offering, our board of directors will consist of                directors. In accordance with the terms of our certificate of incorporation, the terms of office of our board of directors will be divided into three classes, the members of which will serve for a staggered three-year term. As a result, a portion of our board of directors will be elected each year. The division of the three classes and their respective election dates are as follows:

•	the Class I directors’ term will expire at the annual meeting of stockholders to be held in 2003 (our Class I directors are );

•	the Class II directors’ term will expire at the annual meeting of stockholders to be held in 2004 (our Class II directors are ); and

•	the Class III directors’ term will expire at the annual meeting of stockholders to be held in 2005 (our Class III directors are ).

      At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, our by-laws provide that the authorized number of directors may be changed by an amendment to the by-laws duly adopted by the board of directors or by the stockholders, or by a duly adopted amendment to our certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes of control in us.

      Our board of directors has established an audit committee, a compensation committee, a nominating committee and an executive committee. Our board may establish other committees from time to time to facilitate the management of Liberty.

      Our audit committee is charged with the following responsibilities:

•	the engagement, oversight and compensation of our independent public accountants;

•	reviewing the plan, scope and results of the annual audit to be conducted by our independent public accountants;

•	pre-approving services provided to us by our independent public accountants;

•	meeting periodically with our independent public accountants and our Chief Financial Officer to review matters relating to our consolidated financial statements, our accounting principles and our system of internal accounting controls; and

•	reporting its recommendations as to the approval of our consolidated financial statements to the board of directors.

Pursuant to the listing of our common stock on the Nasdaq National Market, our audit committee is required to and will be comprised of at least three independent directors within the meaning of the rules of the Nasdaq National Market.

      Our compensation committee (including a subcommittee thereof) is responsible for establishing guidelines and standards relating to the determination of executive compensation, considering and making recommendations to the board of directors regarding executive compensation and administering our stock option and incentive award plans. Our compensation committee will be comprised of Mr. Nolan and two or more outside directors within the meaning of Section 162(m) of the Internal Revenue Code and non-employee directors for the purposes of Rule 16b-3 under the Exchange Act.

      Our nominating committee is authorized to approve director nominations.

      Our executive committee is authorized to manage our business and affairs between the meetings of our board of directors. Our executive committee is currently comprised of Messrs. Nolan, Seiffer and Serota.

Compensation Committee Interlocks and Insider Participation

      Mr. Nolan, Mr. Seiffer and Mr. Serota, who also serves as our President and Chief Executive Officer, served on our compensation committee during the last fiscal year. We provided Mr. Serota a loan in the principal amount of $250,000 in January 1998, which, together with all accrued interest, was forgiven on a pro rata daily basis from January 1, 1998 to January 1, 2001. We also provided Mr. Serota with three additional loans on August 11, 2000, in the principal amounts of $250,000, $225,947 and $121,663, the proceeds of which were used by Mr. Serota to purchase an aggregate of       shares of our common stock and 184.42 shares of our junior preferred stock. Each of these loans accrues interest at a rate of 6.22% per annum until each loan matures. We are required to forgive the $250,000 loan, including all accrued interest, upon the consummation of the offering. The $225,947 and $121,663 loans become due, including unpaid accrued interest, when Mr. Serota sells all or part of the common stock purchased with the proceeds of such loans in an amount proportional to the number of shares of common stock sold. See “— Employment Agreement” and “Certain Relationship and Related Transactions.” Messrs. Nolan and Seiffer are partners in Leonard Green & Partners, L.P., which acts as the manager under the management services agreement. See “Certain Relationships and Related Transactions.”

      None of our executive officers currently serves, or in the past, has served, on the board of directors or compensation committee of any other company that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

      Individuals who are officers of LGO and Liberty, as well as Messrs. Seiffer, Danhakl and Nolan (each of whom is a partner of Leonard Green & Partners, L.P.), do not receive any compensation directly for their service on Liberty’s and LGO’s boards of directors. We intend to pay each of our directors who is not an officer of LGO or Liberty or affiliated with Leonard Green & Partners, L.P. annual cash directors’ fees in the amount of $                    . In addition, under the terms of our 2002 Incentive Award Plan, our board of directors may grant stock options to some or all of our directors who are not our employees. See “— Compensation Plans — 2002 Incentive Award Plan.” Also see “Certain Relationships and Related Transactions” for a description of the management services agreement between LGO and Leonard Green & Partners, L.P.

Compensation of Executive Officers

      The following table sets forth the cash and non-cash compensation paid or incurred on our behalf to our chief executive officer and each of the four other most highly compensated executive officers who earned more than $100,000 in salary and bonus during 2001 (each a named executive officer and, collectively, the named executive officers):

Summary Compensation Table

							Long-Term
		Annual Compensation					Compensation

							Securities
	Fiscal				Other Annual		Underlying
Name and Position	Year	Salary($)		Bonus($)	Compensation($)		Options(#)

Kenneth L. Serota	2001	455,500		—	—		—
President and CEO	2000	405,500		300,000	112,973	(1)	—
	1999	380,000		400,000	116,013	(2)	—
Scott T. Champion	2001	171,654		25,000	—		—
Executive Vice President,	2000	155,500		85,000	—		—
Chief Operating Officer —	1999	130,000		75,000	—		—
Community Division
Gene A. Hall	2001	150,500		30,000	—		—
Senior Vice President —	2000	138,289		38,200	—		—
Midwestern Region	1999	130,000		50,000	—		—
Randall W. Cope	2001	150,500		25,000	—		—
Executive Vice President —	2000	135,500		62,000	—		—
Missouri, Kansas and Arkansas	1999	125,000		45,750	—
Daniel D. Lewis	2001	117,308		25,000	—		—
Chief Financial Officer	2000	99,000		15,000	—
	1999	33,558	(3)	8,000	—		—

(1)	Includes $109,973 of loan forgiveness for fiscal year 2000.

(2)	Includes $110,013 of loan forgiveness for fiscal year 1999.

(3)	Mr. Lewis commenced employment with us in September 1999.

Aggregated Option Exercises in Last Fiscal Year and Stock Option Year-End Value

      The following table sets forth, for each of our named executive officers, information regarding the number of shares of common stock underlying stock options held at December 31, 2001. Options to purchase shares of our common stock were not granted to, or exercised by, any named executive officer during fiscal year 2001. None of the outstanding unexercised options at December 31, 2001 held by named executive officers was in-the-money.

Number of Securities
Underlying Unexercised
Options at December 31, 2001

Name and Position	Exercisable	Unexercisable

Kenneth L. Serota	—	—
Scott T. Champion	—	—
Gene A. Hall	—	—
Randall W. Cope	—	—
Daniel D. Lewis	—

Employment Agreement

      We, LGO and Kenneth Serota entered into an employment agreement, dated as of November 21, 1997, whereby Mr. Serota agreed to serve as President and Chief Executive Officer of us, LGO and any of our other subsidiaries for a period of three years commencing January 1, 1998 and for additional successive one-year periods thereafter, unless either LGO or Mr. Serota gives timely notice to the other that the employment term shall not be so extended.

      The employment agreement provided for a base salary of $350,000, $375,000 and $400,000 for the years 1998, 1999 and 2000, respectively, and provides for those benefits generally available to LGO’s employees, including life insurance, health insurance, deferred compensation and profit sharing. In addition to receiving a base salary, Mr. Serota is eligible to receive a bonus based on the attainment of applicable performance standards agreeable to LGO and Mr. Serota, including standards based on annual revenue growth, EBITDA growth, completion of reasonably acceptable acquisitions and growth of acquired properties. The employment agreement also provided, subject to certain exceptions, that upon a termination of Mr. Serota’s employment during the term thereof (other than for “cause” or voluntary resignation without “good reason,” as defined therein, but including a “change of control” as defined therein), LGO was generally obligated to pay Mr. Serota the greater of one year’s salary or an amount equal to his base salary for the remaining term under the employment agreement plus, in either case, a portion of his bonus for the year of termination. The employment agreement provides that during its term Mr. Serota shall be a member of our board of directors and each of our subsidiaries and he shall also be a member of any executive or similar committee of us and our subsidiaries that has executive functions or responsibilities.

      On August 11, 2000, the Company, LGO, Mr. Serota, GEI II and GEI III entered into an amendment to the employment agreement, pursuant to which: (1) the term of the employment agreement was extended for an additional three-year period until January 1, 2004 and for additional successive one-year periods thereafter, unless either LGO or Mr. Serota gives timely notice to the other that the employment term shall not be so extended; (2) the annual base salary payable to Mr. Serota thereunder for years 2001, 2002 and 2003 of the extended term thereof was established at $450,000, $475,000 and $500,000, respectively; (3) LGO agreed to pay, in arrears, to Mr. Serota an automobile allowance of $500 per month for each month from January 1, 1998 through December 31, 2000 and $800 per month for each month thereafter; (4) Mr. Serota’s severance package was amended whereby LGO agreed to pay to Mr. Serota eighteen (18) months of base salary at the then current annual base salary payable to Mr. Serota in the event that Mr. Serota’s employment with LGO is terminated by LGO without cause or by Mr. Serota for good reason (including a change of control, as defined therein); (5) we issued and sold to Mr. Serota (a)                     shares of our common stock and 184.42 shares of our junior preferred stock for an aggregate purchase price of $250,000 and (b)                     shares of our common stock for a purchase price of $     per share, for an aggregate purchase price of $347,610; and (6) we provided Mr. Serota with (a) an unsecured full-recourse loan in the principal amount of $250,000 to pay the consideration for the  shares of common stock and 184.42 shares of junior preferred stock, (b) a secured non-recourse loan in the principal amount of $225,947 to pay a portion of the consideration for the                     shares of common stock and (c) a secured recourse loan in the amount of $121,663 to pay the remaining consideration for the                     shares of common stock. To secure repayment of the secured loans, we retained a security interest in the common stock described in clause 5(b) above. Each of these loans accrues interest at a rate of 6.22% per annum, which accrues until such loan matures. We are required under the amendment to the employment agreement to forgive the unsecured loan, including all accrued interest, upon the consummation of this offering. The secured loans become due, including unpaid accrued interest, when Mr. Serota sells all or part of the common stock purchased with the proceeds of such loans in an amount proportional to the number of shares of common stock sold.

Compensation Plans

2002 Incentive Award Plan

      On                , 2002, our board of directors adopted and our stockholders approved our 2002 Incentive Award Plan. The principal purpose of the incentive plan is to attract, retain and motivate selected officers, employees, consultants and directors through the granting of stock-based compensation awards. The incentive plan provides for a variety of such awards, including non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock-related benefits. A total of                shares of common stock are reserved for issuance under the incentive plan, none of which are currently subject to outstanding awards. Prior to the consummation of this offering, we intend to grant stock options to purchase an aggregate of      shares of our common stock to certain of our employees. The stock options will be granted at the initial public offering price, which is the estimated fair value of the underlying common stock at the date of grant. The stock options will have a    -year term and will vest      % per year over    years from the date of grant. Following the expiration of a grace period following the offering, the number of shares which may be subject to awards granted under the incentive plan to any individual in any calendar year cannot exceed                . In addition, the incentive plan permits the award of performance-based cash bonuses payable upon the attainment of objective performance goals relating to the achievement of certain financial and business targets and criteria selected by a subcommittee of the compensation committee consisting of two or more members, each of which will be an outside director within the meaning of Section 162(m) of the Internal Revenue Code. The amount of any cash bonus that may be received by any individual in any calendar year cannot exceed $          .

      Prior to the offering, our board of directors will administer the incentive plan with respect to all awards. Following the offering, a subcommittee of our compensation committee (each member of which will be a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “outside director” under Section 162(m) of the Internal Revenue Code) will administer grants to employees and consultants. The full board of directors will administer the incentive plan with respect to options granted to independent directors.

      The incentive plan provides that the compensation committee or a subcommittee thereof has the authority to select the officers, employees and consultants to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the incentive plan with respect to employees or consultants. In addition, the incentive plan provides that our board of directors has the authority to select our independent directors to whom stock options are to be granted, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the incentive plan with respect to independent directors.

      The compensation committee (and the board of directors) is authorized to adopt, amend and rescind rules relating to the administration of the incentive plan, and to amend, suspend and terminate the incentive plan. We have attempted to structure the incentive plan in a manner such that remuneration attributable to stock options and other awards will not be subject to the deduction limitation contained in Section 162(m) of the Internal Revenue Code.

Stock Option Plan

      Effective February 1999, we adopted the Liberty Group Publishing, Inc. 1999 Stock Option Plan under which certain employees may be granted options to purchase shares of our common stock. We have reserved an aggregate of 49,480 shares of common stock for issuance under this plan, of which options to acquire                shares were issued and outstanding with a weighted-average exercise price of $     per share as of                , 2002. Under the plan, we have granted incentive stock options to certain of our employees and non-qualified stock options to certain of our publishers and corporate employees. Stock options may be exercised only to the extent they have vested in accordance with the provisions described in individual option award agreements. Generally, options vest under the incentive stock option awards on the first anniversary of the grant date. Generally, options vest under the non-qualified stock option awards for publishers with respect to 50% of the shares on the third anniversary of the grant date (or, if earlier, on the date of our initial public offering) and with respect to the remaining 50% on the eighth anniversary of the grant date. However, the vesting period for the remaining 50% may be accelerated if certain financial targets are met. Generally, options vest under the non-qualified stock option awards for corporate employees on the third anniversary of the grant date (or, if earlier, on the date of our initial public offering). Pursuant to a resolution of our board of directors, no new options may be granted under this plan.

Deferred Compensation Plans

      We maintain three non-qualified deferred compensation plans, as described below, for certain of our employees.

      We maintain the Liberty Group Publishing, Inc. Publishers’ Deferred Compensation Plan, a non-qualified deferred compensation plan for the benefit of certain designated publishers of our newspapers. Under the publishers’ plan, we credit an amount to a bookkeeping account established for each participating publisher pursuant to a pre-determined formula that is based upon the gross operating profits of each such publisher’s newspaper. The bookkeeping account is credited with earnings and losses based upon the investment choices selected by the participant. The amounts credited to the bookkeeping account on behalf of each participating publisher vest on an installment basis over a period of 15 years. A participating publisher forfeits all amounts under the publishers’ plan in the event that the publisher’s employment with us is terminated for “cause” as defined in the publishers’ plan. Amounts credited to a participating publisher’s bookkeeping account are distributable upon termination of the publisher’s employment with us and will be made in a lump sum or installments as elected by the publisher. We recorded $133,000, $160,000 and $146,000 of compensation expense related to the plan in 1999, 2000 and 2001, respectively.

      We maintain the Liberty Group Publishing, Inc. Executive Benefit Plan, a non-qualified deferred compensation plan for the benefit of certain of our key employees. Under the executive benefit plan, we credit an amount, determined in our sole discretion, to a bookkeeping account established for each participating key employee. The bookkeeping account is credited with earnings and losses based upon the investment choices selected by the participant. The amounts credited to the bookkeeping account on behalf of each participating key employee vest on an installment basis over a period of 5 years. A participating key employee forfeits all amounts under the executive benefit plan in the event that the key employee’s employment with us is terminated for “cause” as defined in the executive benefit plan. Amounts credited to a participating key employee’s bookkeeping account are distributable upon termination of the key employee’s employment with us, and will be made in a lump sum or installments as elected by the key employee. We recorded $65,000, $66,000 and $61,000 of compensation expense related to the plan in 1999, 2000 and 2001, respectively.

      We maintain the Liberty Group Publishing, Inc. Executive Deferral Plan, a non-qualified deferred compensation plan for the benefit of certain of our key employees. Under the executive deferral plan, eligible key employees may elect to defer a portion of their compensation for payment at a later date. Currently, the executive deferral plan allows a participating key employee to defer up to 100% of his or her annual compensation until termination of employment or such earlier period as elected by the participating key employee. Amounts deferred are credited to a bookkeeping account established by us for this purpose. The bookkeeping account is credited with earnings and losses based upon the investment choices selected by the participant. Amounts deferred under the executive deferral plan are fully vested and nonforfeitable. The amounts in the bookkeeping account are payable to the key employee at the time and in the manner elected by the key employee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Transactions

      The offering is related to the Transactions. See “Prospectus Summary — The Transactions Related to the Offering.”

Debenture Tender Offer

      The Green Entities hold approximately 78% of our outstanding senior discount debentures and have informed us that they will tender their senior discount debentures in the Debenture Tender Offer. Pursuant to the Debenture Tender Offer, GEI II and GEI III will receive approximately $          and $          , respectively, for the tender of the senior discount debentures held by them. We expect to consummate the Debenture Tender Offer ten business days after the pricing of the common stock offered pursuant to this prospectus.

  Stock Tender and Election Agreements for the Preferred Exchange Offer

      On             , 2002, we entered into stock tender and election agreements with each of the Green Entities. Pursuant to the stock tender and election agreements, each of the Green Entities has agreed to tender in the Preferred Exchange Offer all shares of senior preferred stock held by it and to consent to the amendments to the Preferred Designations. The Green Entities also have agreed to receive cash for all of their shares tendered in the Preferred Exchange Offer. However, if we deliver written notice to the Green Entities prior to the expiration date of the Preferred Exchange Offer, we have the right to require the Green Entities to receive shares of our common stock, in lieu of cash, with respect to a portion of their shares of senior preferred stock to the extent the aggregate net proceeds of the initial public offering would not otherwise be sufficient to pay the amount due our lenders in repayment of a portion of our Term B Loan, the amounts due with respect to the Debenture Tender Offer, the amounts due in cash with respect to the Preferred Exchange Offer, the fees and expenses incurred in connection with the Transactions and the fee associated with the amendment of our management services agreement. Our Board of Directors has delegated to a committee consisting of our directors who are not principals of the Green Entities (Messrs. Serota and Champion) the sole and exclusive authority to exercise our right to require the Green Entities to receive shares of our common stock in the Preferred Exchange Offer, in lieu of cash, with respect to their shares of senior preferred stock. We have agreed in the underwriting agreement for the offering to exercise our right to require the Green Entities to receive shares of our common stock in the Preferred Exchange Offer, if necessary, to enable us to make payments with the net proceeds of the offering to pay the amount due our lenders in repayment of a portion of our Term B Loan, the amounts due with respect to the Debenture Tender Offer, the amounts due in cash with respect to the Preferred Exchange Offer, the fees and expenses incurred in connection with the Transactions and the fee associated with the amendment of our management services agreement. In addition, we have agreed in the underwriting agreement for the offering that we will not amend or modify the stock tender and election agreements without the prior written consent of Credit Suisse First Boston Corporation and Bear, Stearns & Co. Inc. and the approval of our directors who are not principals of the Green Entities (Messrs. Serota and Champion).

      The Green Entities’ obligations under the stock tender and election agreements are irrevocable and binding. Pursuant to the stock tender and election agreements, the Green Entities deposited all shares of senior preferred stock owned by them with us pending the tender of such shares in the Preferred Exchange Offer. The stock tender and election agreements also provide that, if one of the Green Entities receives shares of common stock in the Preferred Exchange Offer and the applicable waiting period has not terminated or expired with respect to such Green Entity under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, prior to the consummation of the Preferred Exchange Offer, the shares of common stock acquired by such Green Entity in the Preferred Exchange Offer shall be placed in escrow pending termination or expiration of the applicable waiting period.

      The Green Entities owned in the aggregate           shares of our senior preferred stock at September 30, 2002, representing approximately 90% of the senior preferred stock outstanding on that date. Assuming that the Green Entities receive cash for all shares of senior preferred stock tendered in the Preferred Exchange Offer, GEI II and GEI III will receive approximately $          and $          , respectively, as consideration for their shares of senior preferred stock tendered in the Preferred Exchange Offer. In order to comply with Rule 14e-1(b) of the Exchange Act, which requires that an exchange offer remain open for ten business days following a change in the amount of the consideration offered, we expect to consummate the Preferred Exchange Offer ten business days after the pricing of the common stock offered pursuant to this prospectus.

  Share Exchange Agreements for the Junior Preferred Exchange

      Mr. Kenneth L. Serota, who is our President, Chief Executive Officer and Chairman of our Board of Directors, and the Green Entities hold all of our outstanding junior preferred stock and have entered into binding share exchange agreements to effect the Junior Preferred Exchange. Pursuant to the share exchange agreements, each such holder has agreed to exchange all of its shares of our junior preferred stock for shares of our common stock. The number of shares of our common stock to be received for each share of our junior preferred stock exchanged in the Junior Preferred Exchange is equal to      % of the $1,000 per share liquidation preference (including accrued dividends) of our junior preferred stock, divided by the initial public offering price of our common stock. We expect to consummate the Junior Preferred Exchange no later than the consummation of the Preferred Exchange Offer.

      The obligations under the share exchange agreements are irrevocable and binding. Pursuant to the share exchange agreements, the holders of our junior preferred stock deposited all shares of junior preferred stock owned by them with us pending the consummation of the Junior Preferred Exchange. The share exchange agreements executed by each Green Entity provide that, if the applicable waiting period has not terminated or expired with respect to such Green Entity under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, prior to the consummation of the Junior Preferred Exchange, the shares of common stock acquired by such Green Entity in the Junior Preferred Exchange shall be placed in escrow pending termination or expiration of the applicable waiting period. We have agreed in the underwriting agreement for the offering that we will not amend or modify the share exchange agreements without the prior written consent of Credit Suisse First Boston Corporation and Bear, Stearns & Co., Inc. and the approval of our directors who are not principals of the Green Entities (Messrs. Serota and Champion).

      Pursuant to the Junior Preferred Exchange, assuming an initial public offering price of $      per share, GEI II and GEI III will receive approximately              and              shares of common stock, respectively, in exchange for their shares of junior preferred stock and Mr. Serota will receive approximately              shares of common stock in exchange for his shares of junior preferred stock.

Transactions with Management

      We loaned to Kenneth Serota, our President and Chief Executive Officer, $250,000 pursuant to an unsecured promissory note upon the commencement of his employment in January 1998. The loan, together with all accrued interest, was forgiven on a pro rata daily basis from January 1, 1998 to January 1, 2001. For a description of other transactions between Mr. Serota and the Company, see “Management — Employment Agreement.”

Management Services Agreement

      On April 18, 2000, LGO entered into a management services agreement with Leonard Green & Partners, L.P., an affiliate of each of GEI II and GEI III, which acts as the manager under the agreement. The management services agreement provides that the manager will provide management, consulting and financial planning services and transaction-related financial advisory and investment banking services to LGO. The manager receives an annual fee of approximately $1.5 million as compensation for its management, consulting and financial planning services, which is payable in equal monthly installments and is subordinated in right of payment to the senior subordinated notes, the senior discount notes and the amended credit facility. The manager also receives reasonable and customary fees for transaction-related services and is reimbursed for out-of-pocket expenses. The management services agreement terminates on January 27, 2010. Upon the closing of the offering, LGO and Leonard Green & Partners, L.P. will amend the management services agreement such that Leonard Green & Partners, L.P. will no longer provide management, consulting and financial planning services for an annual fee of $1.5 million. In connection with this amendment, we will pay $5.0 million to Leonard Green & Partners, L.P. and grant demand and “piggyback” registration rights to GEI II and GEI III with respect to their shares of common stock. See “Description of Capital Stock — Registration Rights.” Messrs. Danhakl, Nolan and Seiffer, each of whom is a partner of Leonard Green & Partners, L.P., will continue to serve on our board of directors and will not receive any compensation in their capacities as member of our board of directors.

      We paid approximately $1.3 million and $1.5 million in management fees in 2000 and 2001, respectively, and $356,000 and $475,000 in other fees, in 2000 and 2001, respectively, to the manager, and we paid $1.1 million in management and other fees to the manager for the nine months ended September 30, 2002. We are also obligated to pay other fees of $475,000 to the manager, of which $350,000 will be paid in 2002 and the remaining $125,000 will be paid in 2003.

Stockholders Agreements

      We entered into stockholders agreements with certain of our current and former employees, GEI II and GEI III (who was subsequently added to those stockholders agreements that were executed prior to GEI III’s purchase of our junior preferred stock and common stock on April 18, 2000). Subject to specified limitations, these stockholders agreements provide for a number of rights and obligations, including piggyback registration rights, tag-along sale rights and drag-along sale obligations. Pursuant to these agreements, transfers of shares are subject to various restrictions, including a right of first refusal in favor of us and transferable by us to GEI II and GEI III (other than the agreement with Mr. Serota, which does not grant a right of first refusal in favor of us, GEI II or GEI III). In addition, our agreement with Mr. Serota provides Mr. Serota with a right of first refusal to purchase his proportionate number, or any lesser number, of certain new securities that we may, from time to time, propose to sell and issue.

      Some of the stockholders agreements contain a call option exercisable by us (or GEI II and GEI III, if not exercised by us) upon termination of such officer’s employment with, or cessation of such director’s services for, us or our subsidiaries. These stockholder agreements also contain non-competition provisions that, among other things, prohibit such officer or director from competing, directly or indirectly, with our publications located within certain designated communities for a period of three years from the termination date of employment (other than the agreement with Mr. Serota, which does not contain any non-competition provisions).

      Some employees entered into stockholders agreements without the call option provision described above. Instead, these stockholders agreements contain an investment performance repurchase right, which permits us, GEI II, GEI III, or a combination thereof, to purchase, at $     per share, the common stock purchased by the employee pursuant to the agreement if the combined internal rate of return on GEI III’s junior preferred stock and common stock purchased on April 18, 2000 does not equal or exceed 25% according to the valuation procedures described therein. Subject to specified exceptions, this right of repurchase is triggered upon (1) any disposition of GEI III’s common stock purchased on April 18, 2000 (including a distribution to its partners) prior to the eighth anniversary of the agreement or (2) the eighth anniversary of the agreement. In addition, these stockholders agreements also give us, GEI II, GEI III, or a combination thereof, a right to purchase an employee’s common stock upon termination of employment with LGO for any reason; however, this right terminates with respect to one-third of the employees’ common stock at the beginning of each of 2002, 2003, and 2004, if an employee is still an employee at that time and will be extinguished upon the consummation of this offering. Each employee that is a party to this stockholders agreement is not permitted to dispose of the common stock purchased by the employee pursuant to the agreement without our prior written consent. We provided each of the employees who entered into these stockholders agreements with: (1) a secured non-recourse loan in a principal amount equal to 65% of the aggregate purchase price of our common stock purchased by the employee pursuant to the agreement to pay that percentage of the consideration for such common stock and (2) a secured recourse loan in a principal amount equal to 35% of the aggregate purchase price of such common stock to pay that percentage of the consideration for such common stock. To secure repayment of these loans, we retained a security interest in the common stock purchased by the employee pursuant to the agreement. Each of these loans accrues interest at a rate of 5.96% per annum. The loans become due, including unpaid accrued interest, when the employee sells all or part of the common stock purchased with the proceeds of such loans in an amount proportional to the number of shares of common stock sold or, with respect to any remaining principal and unpaid accrued interest amounts not yet due and payable, on December 31, 2025.

      Other than as noted above, all of the above-described provisions of the stockholders agreements, other than the piggyback registration rights, the investment performance repurchase right and the non-competition provisions, will terminate on the first trading day following the closing of the offering. See “Description of Capital Stock — Registration Rights.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table provides summary information regarding the beneficial ownership of shares of our common stock as of             , 2002, as adjusted to give effect to (1) the sale of our common stock in this offering and (2) the issuance of common stock in exchange for our junior preferred stock in the Junior Preferred Exchange (based upon an assumed initial public offering price for our common stock of $           per share), by:

•	each person or group who beneficially owns more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

The following table assumes that no shares of our common stock are issued in the Preferred Exchange Offer. Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise noted, the address for each of the stockholders listed below is c/o Liberty Group Publishing, Inc., 3000 Dundee Road, Suite 203, Northbrook, Illinois 60062.

Percentage of Shares Beneficially Owned
Number of Shares
Name and Address of Beneficial Owner	Beneficially Owned	Prior to Offering	After Offering

Green Equity Investors II, L.P.(1)
11111 Santa Monica Boulevard
Suite 2000
Los Angeles, CA 90025
Green Equity Investors III, L.P.(1)
Green Equity Investors Side III, L.P.
11111 Santa Monica Boulevard
Suite 2000
Los Angeles, CA 90025
John G. Danhakl(1)(2)(3)
11111 Santa Monica Boulevard
Suite 2000
Los Angeles, CA 90025
Peter J. Nolan(1)(2)(3)
11111 Santa Monica Boulevard
Suite 2000
Los Angeles, CA 90025
Jonathan A. Seiffer(1)(2)(3)
11111 Santa Monica Boulevard
Suite 2000
Los Angeles, CA 90025
Kenneth L. Serota
Scott T. Champion
Gene A. Hall
Randall W. Cope

Percentage of Shares Beneficially Owned
Number of Shares
Name and Address of Beneficial Owner	Beneficially Owned	Prior to Offering	After Offering

Daniel D. Lewis
All directors and executive officers as a group (10 persons)(4)

*	Less than one percent

(1)	In connection with the acquisition of shares of our common stock in the Junior Preferred Exchange and, if necessary, the Preferred Exchange Offer, each of the Green Entities is required to comply with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Under the provisions of the Hart-Scott-Rodino Act, if applicable, the acquisition of shares of our common stock in the Junior Preferred Exchange and in the Preferred Exchange Offer may not be completed until the termination or expiration of the waiting period following the filing of a Notification and Report Form with respect to the Junior Preferred Exchange and the Preferred Exchange Offer, unless a request for additional information or documentary material is received from the Antitrust Division of the Department of Justice or the Federal Trade Commission. If the applicable waiting period has not terminated or expired prior to the consummation of the Junior Preferred Exchange or the Preferred Exchange Offer, as the case may be, each Green Entity has agreed that the shares of common stock acquired by it in the Junior Preferred Exchange or the Preferred Exchange Offer will be placed in escrow pending termination or expiration of the applicable waiting period. If a Green Entity is required to place shares of common stock in escrow, it will not exercise voting control with respect to shares of common stock held in escrow.

(2)	The shares shown as beneficially owned by Messrs. Danhakl, Nolan and Seiffer represent shares owned of record by Green Equity Investors II, L.P., or GEI II. GEI II is a Delaware limited partnership managed by Leonard Green & Partners, L.P., which is an affiliate of the general partner of GEI II. Each of Jonathan D. Sokoloff, John G. Danhakl, Peter J. Nolan, Jonathan A. Seiffer and John M. Baumer, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control Leonard Green & Partners, L.P. and such general partner. Leonard Green & Partners, L.P. and such general partner may be deemed to control the voting and disposition of the shares of our common stock owned by GEI II. As such, Messrs. Danhakl, Nolan and Seiffer may be deemed to have shared voting and investment power with respect to all shares held by GEI II. However, such individuals disclaim beneficial ownership of the securities held by GEI II, except to the extent of their respective pecuniary interests therein.

(3)	The shares shown as beneficially owned by Messrs. Danhakl, Nolan and Seiffer represent shares owned of record by Green Equity Investors III, L.P., or GEI III. GEI III is a Delaware limited partnership managed by Leonard Green & Partners, L.P., which is an affiliate of the general partner of GEI III. Green Equity Investors Side III, L.P. (“GEI Side”) is a Delaware limited partnership with the same general partner and manager as GEI III, and which invests in tandem with GEI III, with GEI Side’s investments representing less than 1% of the amount invested in each transaction. Accordingly, references to GEI III in this prospectus include references to GEI Side. Each of Jonathan D. Sokoloff, John G. Danhakl, Peter J. Nolan, Jonathan A. Seiffer and John M. Baumer, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control Leonard Green & Partners, L.P. and the general partner of GEI III and GEI Side. Leonard Green & Partners, L.P. and such general partner may be deemed to control the voting and disposition of the shares of our common stock owned by GEI III and GEI Side. As such, Messrs. Danhakl, Nolan and Seiffer may be deemed to have shared voting and investment power with respect to all shares held by GEI III and GEI Side. However, such individuals disclaim beneficial ownership of the securities held by GEI III, except to the extent of their respective pecuniary interests therein.

(4)	Includes the shares referred to in notes 1 and 2 above.

DESCRIPTION OF CERTAIN INDEBTEDNESS

      The following summaries of the material terms and provisions of our amended credit facility, senior subordinated notes and senior discount debentures are not complete, and are qualified in their entirety by, our amended credit facility, the indenture governing the senior subordinated notes and the Debenture Indenture, respectively, which are included as exhibits to the registration statement of which this prospectus forms a part. Reference is made to these documents for a detailed description of the provisions summarized below.

Amended Credit Facility

      LGO is a party to an Amended and Restated Credit Agreement, dated as of April 18, 2000, as further amended, with a syndicate of financial institutions led by Citibank, N.A., with Citicorp USA, Inc. as administrative agent. The amended credit facility provides for a $100.0 million principal amount Term Loan B that matures in March 2007; a revolving credit facility with a $135.0 million aggregate commitment amount available, including a $10.0 million sub-facility for letters of credit, that matures in March 2005. The amended credit facility is secured by a first priority security interest in substantially all of the tangible and intangible assets of LGO, the Company and the Company’s other present and future direct and indirect subsidiaries. Additionally, the loans under the amended credit facility are guaranteed, subject to specified limitations, by the Company and the present and future direct and indirect subsidiaries of LGO and the Company. The Company is required to permanently reduce the Term Loan B and/or the revolving commitment amount with disposition proceeds in excess of $1.5 million if the proceeds are not reinvested in Permitted Acquisitions (as defined under the amended credit facility) within 300 days of receipt of such proceeds. On October 23, 2002, we repaid $25.0 million principal amount of the Term Loan B with the proceeds from the Disposition. The proceeds of the Disposition were initially used to reduce the outstanding amount under the revolving credit facility and we borrowed such amounts under the revolving credit facility in connection with the repayment of the Term Loan B.

      The Term Loan B and the revolving credit facility bear interest, at LGO’s option, equal to the Alternate Base Rate for an ABR loan (as defined in the amended credit facility) or the Adjusted LIBO Rate for a eurodollar loan (as defined in the amended credit facility) plus an applicable margin. The applicable margin is based on: (1) whether the loan is an ABR loan or eurodollar loan; and (2) the ratio of (a) indebtedness of the Company and its subsidiaries that requires interest to be paid in cash to (b) pro forma EBITDA for the 12-month period then ended. LGO also pays an annual fee equal to the applicable eurodollar margin for the aggregate amount of outstanding letters of credit. Additionally, LGO pays a fee on the unused portion of the revolving credit facility. No principal payments are due on the revolving credit facility until the maturity date, while the Term Loan B, after giving effect to the repayment of $                    principal amount outstanding with the net proceeds of the offering, requires annual principal payments of $                million each year from 2002 through 2004, $           million in 2005, $           million in 2006 and $           million in 2007.

      The amended credit facility contains financial covenants that require LGO and us to satisfy specified quarterly financial tests, including a maximum senior leverage ratio, a minimum cash interest coverage ratio and a maximum leverage ratio. The amended credit facility also contains affirmative and negative covenants customarily found in loan agreements for similar transactions, including restrictions on the ability of us and our respective subsidiaries, including LGO, to incur additional indebtedness; issue specified types of stock; create liens on assets; engage in mergers or consolidations; engage in certain lines of business; make investments or acquisitions; dispose of assets; enter into hedging agreements; pay dividends; prepay other indebtedness; engage in transactions with affiliates; or amend specified agreements. Furthermore, the amended credit facility contains customary events of default, including defaults based on a failure to pay principal, reimbursement obligations, interest, fees or other obligations, subject to specified grace periods; a material inaccuracy of representations and warranties; breach of specified covenants; a failure to pay other indebtedness and other cross-defaults; events of bankruptcy and insolvency; material judgments; failure to meet certain requirements with respect to ERISA; or impairment of the collateral.

      As of September 30, 2002, $7.0 million was outstanding under the revolving credit facility (without giving effect to approximately $1.2 million of outstanding letters of credit as of such date) and $97.5 million was outstanding under the Term Loan B. The average interest rate on borrowings under the amended credit facility for 2001 was approximately 8.1%.

      The lenders under the amended credit facility will grant a limited waiver and consent to permit the offering and the Transactions, and the amended credit facility will be further amended upon the closing of the offering to reduce the aggregate commitment amount under the revolving credit facility from $135.0 million to $85.0 million. In addition, approximately $          principal amount outstanding under the Term Loan B will be repaid with the net proceeds of the offering. The actual amount of the pay-down of the Term Loan B will be the amount by which the net proceeds of the offering, after deducting underwriting discounts and commissions and offering expenses payable by us, exceeds the sum of (a) the cash consideration paid in the Debenture Tender Offer and the Preferred Exchange Offer, (b) the fee associated with the amendment of our management services agreement and (c) the fees and expenses in connection with the Transactions. In no event, however, will the pay-down of the Term Loan B be less than $50.0 million nor more than $70.0 million.

9 3/8% Senior Subordinated Notes due 2008

      On January 27, 1998, LGO issued $180.0 million in aggregate principal amount of 9 3/8% senior subordinated notes, which are unsecured obligations of LGO. The senior subordinated notes mature on February 1, 2008. Cash interest on the senior subordinated notes accrues at the rate of 9 3/8% per annum and is payable semi-annually in arrears on February 1 and August 1 of each year. The senior subordinated notes are irrevocably, fully and unconditionally guaranteed on an unsecured subordinated basis by all of LGO’s existing and future subsidiary guarantors in accordance with the indenture governing the senior subordinated notes. The senior subordinated notes rank subordinate in right of payment to all existing and future senior indebtedness, senior in right of payment to all future subordinated indebtedness and pari passu in right of payment with all future senior subordinated indebtedness of LGO and its subsidiary guarantors, respectively.

      On or after February 1, 2003, the senior subordinated notes may be redeemed at the option of LGO, in whole or in part, at a redemption price equal to the applicable percentage specified therein, plus accrued and unpaid interest, to the redemption date. Upon specified circumstances, including a change of control (as defined in the indenture), LGO will be required to make an offer to purchase such notes at a price equal to 101% of the principal amount at maturity thereof, plus accrued and unpaid interest to the repurchase date. The indenture contains covenants that, among other things, limit the ability of LGO or its subsidiary guarantors to enter into certain mergers or consolidations, incur certain liens, pay dividends and make other specified restricted payments, engage in specified transactions with affiliates and incur additional indebtedness. The indenture also contains customary events of default, including the failure to pay interest and principal, the failure to comply with specified covenants and specified events occurring under bankruptcy laws.

11 5/8% Senior Discount Debentures due 2009

      On January 27, 1998, we issued $89.0 million in aggregate principal amount at maturity of 11 5/8% senior discount debentures. The senior discount debentures mature on February 1, 2009. The senior discount debentures accrete at a rate of 11 5/8%, compounded semi-annually, to an aggregate principal amount of $89.0 million at February 1, 2003. Cash interest will not accrue on the senior discount debentures prior to February 1, 2003. Commencing on August 1, 2003, cash interest will be payable on the senior discount debentures at a rate of 11 5/8% per annum, semi-annually in arrears on February 1 and August 1 of each year. The senior discount debentures are general unsecured obligations and rank pari passu in right of payment with all of our existing and future senior indebtedness (as defined in the Debenture Indenture) and are effectively subordinated to all liabilities of our subsidiaries.

      We have the option to redeem the senior discount debentures, in whole or in part, at any time on or after February 1, 2003, at the redemption prices set forth in the Debenture Indenture, plus accrued and unpaid interest, to the date of redemption. Upon the occurrence of a change of control (as defined in the

Debenture Indenture) and subject to specified conditions, the holders of the senior discount debentures have the right to require us to repurchase all of the senior discount debentures at a price equal to 101% of the accreted value thereof, plus accrued and unpaid interest to the repurchase date, if purchased prior to February 1, 2003, and at a price equal to 101% of the principal amount at maturity thereof, plus accrued and unpaid interest to the repurchase date if purchased on or after February 1, 2003. The Debenture Indenture contains covenants that, among other things, limit our and our subsidiaries’ ability to incur additional debt and issue disqualified capital stock, pay dividends or make other distributions, create certain liens, sell certain assets and stock of subsidiaries, enter into certain transactions with affiliates and effect certain mergers and consolidations. The Debenture Indenture also contains customary events of default, including the failure to pay interest and principal, the failure to comply with specified covenants and specified events occurring under bankruptcy laws.

      We expect to consummate the Debenture Tender Offer, pursuant to which each holder of senior discount debentures that tenders its senior discount debentures will receive cash consideration representing a significant discount to the accreted principal amount of the senior discount debentures, ten business days after the pricing of the common stock offered pursuant to this prospectus. In connection with the Debenture Tender Offer, we will also solicit consents to eliminate upon the closing of the Debenture Tender Offer certain restrictive covenants from the Debenture Indenture governing any senior discount debentures that are not tendered and remain outstanding.

DESCRIPTION OF CAPITAL STOCK

      The following summary of the material terms and provisions of our capital stock is not complete and is subject to, and qualified in its entirety by, our certificate of incorporation and by-laws and the Preferred Designations, which will be included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law. Reference is made to those documents and to Delaware law for a detailed description of the provisions summarized below.

      Upon completion of the offering, our authorized capital stock will consist of                      shares of common stock, par value $0.01 per share, and                      shares of preferred stock, par value $0.01 per share.

Common Stock

      As of September 30, 2002, there were                      shares of common stock outstanding held of record by 13 stockholders. After giving effect to this offering and the issuance of our common stock in exchange for our junior preferred stock in the Junior Preferred Exchange, there will be                      shares of common stock outstanding. The number of shares of common stock outstanding will increase if any holders of our senior preferred stock elect to receive shares of common stock in the Preferred Exchange Offer or we require the Green Entities to elect to receive common stock with respect to a portion of their senior preferred stock tendered in the Preferred Exchange Offer. We have also reserved an aggregate of                      shares of common stock for issuance under our incentive plan and stock option plan. Each holder of common stock is entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of us, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of our common stock are not entitled to preemptive rights and have no subscription, redemption or conversion privileges. All outstanding shares of common stock are, and all shares of common stock issued by us upon completion of the offering and the Transactions will be, fully-paid and nonassessable.

Preferred Stock

      As of September 30, 2002, there were 3,458,448 shares outstanding of Series A 14 3/4% Senior Redeemable Exchangeable Cumulative Preferred Stock and 104,442 shares outstanding of Series B 10% Junior Redeemable Cumulative Preferred Stock. As a result of the Preferred Exchange Offer, each of the tendering holders of our Series A 14 3/4% Senior Redeemable Exchangeable Cumulative Preferred Stock will receive $                    per share, payable at the option of the holders of senior preferred stock in cash or shares of our common stock (based upon the initial public offering price of our common stock). The Green Entities hold approximately        % of our outstanding senior preferred stock and have entered into binding agreements to tender in the Preferred Exchange Offer all shares of senior preferred stock held by them and to consent to the proposed amendments. The Green Entities have also agreed to elect to receive cash for all of their shares tendered in the Preferred Exchange Offer; provided, that upon written notice delivered by us to the Green Entities prior to the expiration of the Preferred Exchange Offer, the Green Entities have agreed to receive, in lieu of cash, shares of our common stock to the extent set forth in the notice. In addition, the Green Entities and Mr. Serota hold all of our outstanding junior preferred stock and have entered into binding agreements to effect the Junior Preferred Exchange. As a result of the Junior Preferred Exchange, each of the holders of our Series B 10% Junior Redeemable Cumulative Preferred Stock will receive                      shares of our common stock per share of junior preferred stock. The Preferred Exchange Offer will result in the cancellation of all or a substantial portion of our senior preferred stock and the Junior Preferred Exchange will result in the cancellation of all of our junior preferred stock. We will also solicit consents to eliminate or modify certain covenants from the Preferred Designations governing any shares of senior preferred stock that are not tendered and remain outstanding following consummation of the Preferred Exchange Offer.

      Our board of directors is authorized to issue up to                      shares of preferred stock, in one or more series, with such designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions as determined by our board of directors, without any further vote or actions by stockholders. We believe that the board of directors’ authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon a liquidation, dissolution or winding up of us and could have the effect of delaying, deferring or preventing a change of control in us.

     Senior Preferred Stock

      The Series A 14 3/4% Senior Redeemable Exchangeable Cumulative Preferred Stock, par value $0.01 per share, has a liquidation preference of $25.00 per share plus all accumulated and unpaid dividends thereon and bears cumulative dividends at a rate of 14 3/4% per annum, payable quarterly on each February 1, May 1, August 1 and November 1. At our option, dividends can be paid either in cash or in additional shares of senior preferred stock, having a liquidation preference equal to the amount of the dividend.

      We have the option to redeem the senior preferred stock, in whole or in part, at the redemption prices specified in the certificate of designations for such senior preferred stock, plus accrued and unpaid dividends, if any, to the date of redemption. Subject to specified conditions, we are required to redeem all of the outstanding senior preferred stock on February 1, 2010, at a redemption price equal to 100% of the liquidation preference thereof, plus all accumulated and unpaid dividends to the date of redemption. Upon the occurrence of a change of control (as defined in the Preferred Designations) and subject to specified conditions, we will offer to purchase all of the then outstanding shares of senior preferred stock at a price equal to 100% of the liquidation preference thereof, plus all accumulated and unpaid dividends to the purchase date.

      The senior preferred stock ranks senior to our junior preferred stock and our common stock. The senior preferred stock has no voting rights with respect to general corporate matters, except as provided by law or to authorize the issuance of senior or parity equity securities of the Company or to modify adversely the rights of the senior preferred stock.

      Subject to specified conditions, we have the option to exchange the senior preferred stock, in whole but not in part, for 14 3/4% Senior Subordinated Debentures due 2010 on any dividend payment date. The senior subordinated debentures would bear interest at a rate of 14 3/4% per annum. Interest on the senior subordinated debentures would accrue from the date of issuance or from the most recent interest payment date to which interest has been paid or provided for, and would be payable semi-annually in cash (or, at our option, in addition senior subordinated debentures) in arrears on each February 1 and August 1. The senior subordinated debentures would mature on February 1, 2010.

      The senior subordinated debentures would be general unsecured senior subordinated obligations and would be limited in aggregate principal amount to the liquidation preference of the senior preferred stock, plus accumulated and unpaid dividends, on the date of exchange. The senior subordinated debentures would be subordinated in right of payment to all of our existing and future senior indebtedness (as defined in the indenture governing the senior subordinated debentures). Additionally, the senior subordinated debentures would be effectively subordinated to all existing and future liabilities of LGO and its subsidiaries. The senior subordinated debentures would rank pari passu or senior to any class or series of indebtedness that expressly provides that it ranks pari passu or subordinate to the senior subordinated debentures.

      We would have the option to redeem the senior subordinated debentures, in whole or in part, at the redemption prices set forth in the indenture for such senior subordinated debentures, plus accrued and unpaid interest to the date of redemption. Upon the occurrence of a change of control (as defined in the indenture governing the senior subordinated debentures) and subject to specified conditions, we would offer to purchase all of the then outstanding senior subordinated debentures at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date. The indenture governing the senior subordinated debentures contains covenants that, among other things, limits our and our subsidiaries’ ability to incur additional debt, enter into certain mergers or consolidations, incur certain liens, pay dividends and make other restricted payments and engage in certain transactions with affiliates.

Registration Rights

      Under the stockholders agreements, certain of our current and former employees have “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to specified excluded registrations and we include all or any part of GEI II’s or GEI III’s common stock in such public offering, the holders may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities or, under certain circumstances, prevent the holders from participating in such underwritten offering.

      In connection with the amendment of our management services agreement with Leonard Green & Partners, L.P., we will provide one demand registration right and “piggyback” registration rights to each of GEI II and GEI III. The demand registration rights allow GEI II and GEI III to demand that we file a registration statement under the Securities Act covering all or some of their shares of common stock. In addition, if we propose to register any of our equity securities under the Securities Act other than specified excluded registrations, GEI II and GEI III may require us to include all or a portion of their common stock in the registration and any related underwriting. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities owned by GEI II and GEI III that are included in such underwritten offering.

      In general, we will bear all fees, costs and expenses of registrations, other than underwriting discounts and commissions.

Anti-takeover Provisions of our Charter, By-laws and Delaware General Corporation Law

      Stockholder Action; Advance Notification of Stockholder Nominations and Proposals. Prior to the closing of the offering, we will amend our certificate of incorporation to require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. This restriction does not apply to the solicitation of written consents from holders of our common stock and senior preferred stock in connection with the amendments to the Preferred Designations. Our certificate of incorporation will also require that special meetings of stockholders be called only by our board of directors, our chairman or our president. In addition, our bylaws will provide that candidates for director may be nominated and other business brought before an annual meeting only by the board of directors or by a stockholder who gives written notice to us no later than 90 days prior to nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

      Number, Election and Removal of the Board of Directors. Prior to the closing of the offering, our certificate of incorporation will provide that the authorized number of directors will be as set forth in the bylaws and may be changed only by an amendment to the bylaws duly adopted by the board of directors or our stockholders. Our bylaws will provide that the board of directors may consist of between           and            members to be determined from time to time by resolution of the board of directors. After the offering, the board of directors will consist of            members divided into three different classes. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Between stockholder meetings, directors may be removed by our stockholders only for cause, and the board of directors may appoint new directors to fill vacancies or newly created directorships. These provisions may deter a stockholder from removing incumbent directors and from simultaneously gaining control of the board of directors by filling the resulting vacancies with its own nominees. Consequently, the existence of these provisions may have the effect of deterring hostile takeovers, which could depress the market price of our common stock.

      Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law (DGCL), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Indemnification of Directors and Officers and Limitation of Liability

      Our certificate of incorporation and by-laws generally eliminate the personal liability of our directors for breaches of fiduciary duty as a director and indemnify directors and officers to the fullest extent permitted by the DGCL.

      We also entered into indemnity agreements with each of our directors and executive officers, which provide for mandatory indemnity of an executive officer or director made party to a “proceeding” by reason of the fact that the indemnitee is or was an executive officer or director of ours, if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to our best interests and, in the case of a criminal proceeding, the indemnitee had no reasonable cause to believe that the indemnitee’s conduct was unlawful. These agreements also obligate us to advance expenses to an indemnitee provided that the indemnitee will repay advanced expenses in the event the indemnitee is not entitled to indemnification. Indemnitees are also entitled to partial indemnification and indemnification for expenses incurred as a result of acting at our request as a director, officer or agent of an employee benefit plan or other partnership, corporation, joint venture, trust or other enterprise owned or controlled by us.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the above statutory provisions or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Listing

      We have applied to list our common stock on the Nasdaq National Market under the symbol “LBTY.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Non-U.S. Holders

      The following is a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a “U.S. person”, as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a “non-U.S. holder.” This summary is based upon current provisions of the Code, Treasury regulations promulgated thereunder, judicial opinions, administrative rulings of the U.S. Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in United States federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the statements made in the following summary, and there can be no assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

      This summary is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset (generally, property held for investment). This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or under United States federal estate or gift tax laws (except as specifically described below). In addition, this summary does not address tax considerations that may be applicable to an investor’s particular circumstances or to investors that may be subject to additional or special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	U.S. expatriates;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	holders whose “functional currency” is not the United States dollar;

•	persons that will hold common stock as a position in a “hedging transaction,” “straddle” or “conversion transaction” for tax purposes; or

•	persons deemed to sell common stock under the constructive sale provisions of the Code.

      In addition, if a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

      For purposes of this discussion, a U.S. person means any one of the following:

•	a citizen or resident of the U.S.;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) or partnership (including any entity treated as a partnership for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, the administration of which is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996 and meets certain requirements, has elected to continue to be treated as a U.S. person.

     Dividends

      If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and any excess will constitute a return of capital that is applied against and reduces your adjusted tax basis in our common stock, and then any remainder will constitute gain on the common stock. Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If, however, the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax (provided certain certification requirements are met, as described below) but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally and, for corporate holders under certain circumstances, the branch profits tax.

      In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income (or such successor forms as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

     Gain on Disposition

      A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. or, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

•	the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 or more days in the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of (i) the period during which you hold our common stock or (ii) the 5-year period ending on the date you dispose of our common stock.

      We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is regularly traded on an established securities market, however, such common stock will be treated as United States real property interests only if, in general, a non-U.S. holder holds more than 5 percent of such regularly traded common stock.

      Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Gain described in the second bullet point above will be subject to a flat 30% U.S. federal income tax, which may be offset by U.S. source capital losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

     U.S. Federal Estate Taxes

      Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

     Information Reporting and Backup Withholding

      Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

      Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the required certification that it is not a U.S. person as described above or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

      Payments of the proceeds from a disposition or a redemption by a non-U.S. holder of our common stock effected by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S., unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

      Payment of the proceeds from a disposition or redemption by a non-U.S. holder of common stock effected by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury (and we and our paying agent do not have actual knowledge, or reason to know, that the holder is a U.S. person) or otherwise establishes an exemption from information reporting and backup withholding.

      Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining an exemption from, backup withholding under current Treasury regulations.

Special Tax Considerations for Holders of Senior Preferred Stock

      If a senior preferred stockholder purchases a sufficient amount of our common stock in the offering, capital gain that would otherwise be recognizable on the disposition of the senior preferred stock in the Preferred Exchange Offer may be treated as a distribution taxable as a dividend if we have earnings and profits for purposes of the applicable sections of the Code. A dividend is generally treated as ordinary income for federal income tax purposes, and a holder that is a corporation may be entitled to a dividends received deduction. Holders of senior preferred stock considering a purchase of our common stock in the offering should review the section “Certain United States Federal Income Tax Consequences” in the documentation in connection with the Preferred Exchange Offer for an additional discussion of these and other tax considerations.

      You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation as well as any tax consequences arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

SHARES ELIGIBLE FOR FUTURE SALE

      All of the          shares being sold in the offering will be fully tradable without restriction or further registration under the Securities Act, unless held by an affiliate, as that term is defined in Rule 144 under the Securities Act. The remaining                     outstanding shares of our common stock will continue to be restricted securities as that term is defined in Rule 144 under the Securities Act. These shares may not be sold unless registered under the Securities Act or sold pursuant to an applicable exemption from registration, including the exemption under Rule 144. Additionally, if shares of common stock are issued pursuant to the Preferred Exchange Offer, such shares will be freely tradeable in the public market, subject to the provisions of Rule 144 under the Securities Act and the lock-up agreements.

Lock-Up Agreements

      Beneficial owners of                     shares of common stock will be subject to lockup agreements with the underwriters that will restrict the sale of these shares for 180 days. See “Underwriting.”

Rule 144

      In general, under Rule 144 as currently in effect, a person who has beneficially owned shares that are restricted securities for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, which will be approximately shares after the offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144.

      Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about us.

Rule 144(k)

      A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell his or her shares under Rule 144(k) without regard to the volume limitations and other restrictions described above. We are unable to estimate the number of shares that will be sold under Rule 144 because this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors beyond our control.

Option Grants

      As of                    2002, there were options issued and outstanding to purchase                      shares of our common stock under our option plan. In addition, we intend to grant options to purchase                      shares of our common stock prior to the consummation of the offering. See “Management — Compensation Plans.”

Registration Rights

      Upon completion of the offering, holders of shares of our common stock will have certain piggyback and demand registration rights. See “Description of Capital Stock — Registration Rights.”

S-8 Registration Statement

      Following the offering, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately                      shares of common stock reserved for issuance under our incentive plan and option plan. Accordingly, shares registered under such registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions, the lock-up agreements described above or other contractual restrictions. See “Management — Compensation Plans.”

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2002, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc., UBS Warburg LLC, Prudential Securities Incorporated and Wells Fargo Securities, LLC are acting as representatives, with Credit Suisse First Boston Corporation and Bear, Stearns & Co. Inc. acting as joint book-running managers, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse First Boston Corporation
Bear, Stearns & Co. Inc.
UBS Warburg LLC
Prudential Securities Incorporated
Wells Fargo Securities, LLC

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/ dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/ dealers.

      The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation and Bear, Stearns & Co. Inc. for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof and the issuance of shares of our common stock pursuant to the Preferred Exchange Offer, if any, and the Junior Preferred Exchange.

      Our officers, directors and stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation and Bear, Stearns & Co. Inc. for a period of 180 days after the date of this prospectus.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      The underwriting agreement also provides that: (1) we will exercise our right under our agreements with the Green Entities to require the Green Entities to receive shares of common stock in lieu of cash in the Preferred Exchange Offer to the extent necessary to enable full cash payment with respect to all other shares tendered in the Preferred Exchange Offer other than those tendered by the Green Entities, the amount due our lenders in repayment of a portion of our Term B Loan, the amounts due with respect the Debenture Tender Offer, the fees and expenses associated with this offering and the Transactions and the fee associated with the amendment of our management services agreement, (2) we cannot waive or modify this requirement, or the agreements requiring the Green Entities to exchange all of their shares of Junior Preferred Stock for common stock in the Junior Preferred Exchange, without the prior written consent of Credit Suisse First Boston Corporation and Bear, Stearns & Co. Inc. and the approval of a committee consisting of our directors who are not principals of the Green Entities (Messrs. Serota and Champion), who have been delegated by our board of directors to act on behalf of the Company with respect to our agreements with the Green Entities concerning the senior preferred stock and the junior preferred stock and (3) we will waive, effective at the time we consummate this offering, all conditions to the consummation of the Preferred Exchange Offer and the Debenture Tender Offer that have not previously been satisfied, except that we will not be required to waive conditions with respect to orders, statutes, rules or injunctions prohibiting us from consummating the Preferred Exchange Offer or the Debenture Tender Offer.

      We have applied to list the shares of common stock on the Nasdaq National Market.

      Prior to the offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives. The principal factors that will be considered in determining the public offering price will include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	market conditions for initial public offerings;

•	the history of, and the prospects for, the industry in which we compete;

•	our past and present operations;

•	our past and present earnings and current financial position;

•	the ability of our management;

•	the prospects for, and the timing of, our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

      In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The representatives may agree to allocate a number of shares to underwriters and selling group members, if any, for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

      Credit Suisse First Boston Corporation is the dealer manager and solicitation agent for both the Preferred Exchange Offer and the Debenture Tender Offer and will receive customary fees for serving in such capacities.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Latham & Watkins, 885 Third Avenue, New York, New York 10022. Certain legal matters will be passed upon for the underwriters by Katten Muchin Zavis Rosenman, Chicago, Illinois. Latham & Watkins has represented and continues to represent Leonard Green & Partners, L.P. in connection with matters unrelated to the offering. From time to time, Katten Muchin Zavis Rosenman acts as our counsel on various matters.

EXPERTS

      The consolidated financial statements and schedule of Liberty Group Publishing, Inc. and subsidiaries as of December 31, 2000 and 2001, and for each of the years in the three-year period ended December 31, 2001, have been included and incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

      We are “incorporating by reference” into this prospectus certain information we file with the Securities and Exchange Commission, which means that we are disclosing important information to you by referring you to other documents that we file separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. These documents contain important information about us. This prospectus incorporates by reference (1) our annual report on Form 10-K for the year ended December 31, 2001, as amended, and (2) our quarterly reports on Form 10-Q for the quarter ended March 31, 2002, as amended, the quarter ended June 30, 2002, as amended, and the quarter ended September 30, 2002, as amended.

      You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Liberty Group Publishing, Inc.
3000 Dundee Road, Suite 203
Northbrook, Illinois 60062
(847) 272-2244
Attn: Secretary

      Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-2 under the Securities Act with respect to the offer and sale of common stock pursuant to this prospectus. This prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto as permitted by the rules and regulations of the Securities and Exchange Commission. Reference is made to each such exhibit for a more complete description of the matters involved. For further information about us and our common stock, you should refer to the registration statement. The Registration Statement and the exhibits and schedules thereto filed with the Securities and Exchange Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Securities and Exchange Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at 223 Broadway, New York, New York 10279 and CitiCorp Center, 500 West Madison Street, Suite 1400,

Chicago, Illinois 60621-2511. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the Securities and Exchange Commission. The address of this website is http://www.sec.gov. You may also contact the Securities and Exchange Commission by telephone at (800) 732-0330.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements
Independent Auditors’ Report	F-2
Consolidated Balance Sheets as of December 31, 2000 and 2001.	F-3
Consolidated Statements of Operations for the years ended December 31, 1999, 2000 and 2001	F-4
Consolidated Statements of Stockholders’ Deficit for the years ended December 31, 1999, 2000 and 2001	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Interim Consolidated Financial Statements
Consolidated Balance Sheet as of September 30, 2002	F-22
Consolidated Statements of Operations for the three and nine months ended September 30, 2001 and 2002	F-23
Consolidated Statement of Stockholders’ Deficit for the nine months ended September 30, 2002	F-24
Consolidated Condensed Statements of Cash Flows for the nine months ended September 30, 2001 and 2002	F-25
Notes to Unaudited Interim Consolidated Financial Statements	F-26

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Liberty Group Publishing, Inc.:

      We have audited the accompanying consolidated balance sheets of Liberty Group Publishing, Inc. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty Group Publishing, Inc. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/  KPMG LLP

Chicago, Illinois

March 18, 2002

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,

	2000	2001

	(In thousands, except
	share and per share
	data)
Assets
Current assets:
Cash and cash equivalents	$1,036	$1,474
Accounts receivable, net of allowance for doubtful accounts of $1,523 and $1,458 at December 31, 2000 and 2001, respectively	22,605	21,398
Inventory	3,042	2,824
Prepaid expenses	1,169	1,602
Other current assets	144	25

Total current assets	27,996	27,323
Property, plant and equipment, net	55,817	52,536
Intangible assets, net	467,604	452,418
Deferred financing costs, net	11,682	9,924
Other assets	402	336

Total assets	$563,501	$542,537

Liabilities and stockholders’ deficit
Current liabilities:
Current portion of Term Loan B	$1,000	$1,000
Current portion of long-term liabilities	1,181	981
Accounts payable	2,253	2,244
Accrued expenses	16,305	13,394
Deferred revenue	9,117	9,217

Total current liabilities	29,856	26,836
Long-term liabilities:
Borrowings under revolving credit facility	49,400	42,950
Term Loan B, less current portion	98,500	97,500
Long-term liabilities, less current portion	2,338	1,518
Senior subordinated notes	180,000	180,000
Senior discount debentures, redemption value $89,000.	70,327	78,740
Deferred income taxes	23,026	24,586

Total liabilities	453,447	452,130
Mandatorily Redeemable Preferred Stock:
Series A 14 3/4% Senior Redeemable Exchangeable Cumulative Preferred Stock, $0.01 par value, 21,000,000 shares authorized, 2,684,086 and 3,102,430 shares issued and outstanding at December 31, 2000 and 2001, respectively. Aggregate involuntary liquidation preference $25 plus accrued dividends	68,752	79,467
Series B 10% Junior Redeemable Cumulative Preferred Stock, $0.01 par value, 250,000 shares authorized, 87,864 and 96,984 shares issued and outstanding at December 31, 2000 and 2001, respectively	89,328	98,601

Total mandatorily redeemable preferred stock	158,080	178,068
Stockholders’ deficit:
Common stock, $0.01 par value, 2,655,000 shares authorized, 2,185,177 shares issued and 2,181,177 and 2,158,833 shares outstanding at December 31, 2000 and 2001, respectively	22	22
Additional paid in capital	16,444	16,444
Notes receivable	(1,183)	(987)
Accumulated deficit	(63,278)	(102,959)
Treasury stock at cost, 4,000 and 26,344 shares at December 31, 2000 and 2001, respectively	(31)	(181)

Total stockholders’ deficit	(48,026)	(87,661)

Total liabilities and stockholders’ deficit	$563,501	$542,537

See accompanying notes to consolidated financial statements.

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	1999	2000	2001

	(In thousands, except share and per share
	data)
REVENUES:
Advertising	$120,315	$145,787		$147,977
Circulation	27,052	30,329		33,228
Job printing and other	12,309	11,887		13,995

Total revenues	159,676	188,003		195,200
OPERATING COSTS AND EXPENSES:
Operating costs	67,696	81,238		87,056
Selling, general and administrative	51,172	62,102		65,315
Depreciation and amortization	16,496	19,193		21,315

Income from operations	24,312	25,470		21,514
Interest expense	30,818	38,412		38,348
Amortization of deferred financing costs	1,495	1,817		2,362
Net gain on exchange and disposition of properties	(6,197)	—		—

Loss from continuing operations before income taxes and extraordinary item	(1,804)	(14,759)		(19,196)
Income taxes	295	491		2,004

Loss from continuing operations before extraordinary item	(2,099)	(15,250)		(21,200)
Income from discontinued operations, net of tax (note 16)	513	1,817		1,508

Loss before extraordinary item	(1,586)	(13,433)		(19,692)
Extraordinary gain on insurance proceeds	485	—		—

Net loss	(1,101)	(13,433)		(19,692)
Dividends on preferred stock	(13,595)	(17,018)		(19,989)

Net loss available to common stockholders	$(14,696)	$(30,451)		$(39,681)

Earnings (loss) per share:
Basic and diluted weighted-average shares outstanding	1,595,923	1,964,876		2,171,381
Basic and diluted earnings (loss) per share:
Loss from continuing operations before extraordinary gain	$(9.83)	$(16.42)		$(18.97)
Discontinued operations, net of tax	0.32	0.92		0.70
Extraordinary gain, net of tax	0.30	—		—

Net loss available to common stockholders per share	$(9.21)	$(15.50)		$(18.27)

Pro forma earnings (loss) per share (note 1) (unaudited):
Basic:
Pro forma loss from continuing operations			$
Discontinued operations, net of tax
Pro forma net loss available to common stockholders per share			$
Diluted:
Pro forma loss from continuing operations			$
Discontinued operations, net of tax
Pro forma net loss available to common stockholders per share			$
Pro forma weighted-average shares outstanding:
Basic
Diluted

See accompanying notes to consolidated financial statements.

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Common Stock		Additional	Treasury Stock
			Paid-In			Notes	Accumulated
	Shares	Amount	Capital	Shares	Amount	Receivable	Deficit	Total

	(In thousands, except share data)
Balances at 12/31/98	1,600,000	$16	$8,144	—	$—	$(501)	$(18,051)	$(10,392)
Repurchase of common shares	—	—	—	32,000	(250)	—	—	(250)
Dividends on senior preferred stock	—	—	—	—	—	—	(8,021)	(8,021)
Dividends on junior preferred stock	—	—	—	—	—	—	(5,574)	(5,574)
Net loss	—	—	—	—	—	—	(1,101)	(1,101)
Repayment of notes receivable through forgiveness of debt and cash received	—	—	—	—	—	251	—	251

Balances at 12/31/99	1,600,000	$16	$8,144	32,000	$(250)	$(250)	$(32,747)	$(25,087)
Stock options exercised	—	—	—	(28,000)	219	(70)	(80)	69
Issuance of common shares to Green III	524,605	5	7,414	—	—	—	—	7,419
Issuance of common shares to management including shares issued under Employment Agreement Amendment	60,572	1	886	—	—	(1,026)	—	(139)
Dividends on senior preferred stock	—	—	—	—	—	—	(9,271)	(9,271)
Dividends on junior preferred stock	—	—	—	—	—	—	(7,747)	(7,747)
Net loss	—	—	—	—	—	—	(13,433)	(13,433)
Repayment of notes receivable through forgiveness of debt and cash received	—	—	—	—	—	163	—	163

Balances at 12/31/00	2,185,177	$22	$16,444	4,000	$(31)	$(1,183)	$(63,278)	$(48,026)
Repurchase of common shares	—	—	—	22,344	(150)	—	—	(150)
Dividends on senior preferred stock	—	—	—	—	—	—	(10,716)	(10,716)
Dividends on junior preferred stock	—	—	—	—	—	—	(9,273)	(9,273)
Net loss	—	—	—	—	—	—	(19,692)	(19,692)
Repayment of notes receivable through forgiveness of debt and cash received	—	—	—	—	—	196	—	196

Balances at 12/31/01	2,185,177	$22	$16,444	26,344	$(181)	$(987)	$(102,959)	$(87,661)

See accompanying notes to consolidated financial statements.

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	1999	2000	2001

	(In thousands)
Cash flows from operating activities:
Net loss	$(1,101)	$(13,433)	$(19,692)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	16,657	19,864	21,997
Amortization of deferred financing costs	1,495	1,817	2,362
Accretion of senior discount notes	6,711	7,518	8,413
Non-cash compensation	223	163	109
Net gain on exchange and disposition of properties	(6,197)	—	—
Deferred taxes	—	—	1,560
Extraordinary gain	(485)	—	—
Changes in assets and liabilities, net of acquisitions and dispositions:
Accounts receivable, net	(1,325)	372	1,354
Inventory	139	(467)	218
Prepaid expenses and other assets	(2,552)	(417)	(314)
Accounts payable	(2,338)	(38)	(242)
Accrued expenses	(3,173)	427	(2,932)
Deferred revenue	445	(72)	92

Net cash provided by operating activities	8,499	15,734	12,925

Cash flows from investing activities:
Purchases of property, plant and equipment	(5,687)	(9,654)	(2,715)
Proceeds on sale of properties	—	2,103	—
Acquisitions, net of cash acquired	(54,822)	(84,541)	(615)

Net cash used in investing activities	(60,509)	(92,092)	(3,330)

Cash flows from financing activities:
Net proceeds from issuing long-term debt	—	98,505	—
Borrowings (repayments) under revolving credit facility, net of fees	53,500	71,750	(7,065)
Net proceeds from issuing preferred stock	—	20,656	—
Net proceeds from issuing common stock	—	7,419	—
Repurchase of common stock	(250)	—	(63)
Payments of long-term debt	—	—	(1,000)
Payments on long-term liabilities	(405)	(945)	(1,029)
Payment of debt on prior revolving credit facility	—	(121,850)	—

Net cash provided by (used in) financing activities	52,845	75,535	(9,157)

Net increase (decrease) in cash and cash equivalents	835	(824)	438
Cash and cash equivalents, at beginning of period	1,025	1,860	1,036

Cash and cash equivalents, at end of period	$1,860	$1,036	$1,474

Supplemental cash flow disclosure:
Non-cash gain on exchange of properties	$6,197	$—	$—
Cash interest paid	24,107	28,388	32,130
Income taxes paid	130	532	505
Repayment of notes receivable through forgiveness of debt	223	163	109

See accompanying notes to consolidated financial statements.

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

(1) Description of Business and Summary of Significant Accounting Policies

(A) Description of Business

      Liberty Group Publishing, Inc. and subsidiaries is a leading U.S. publisher of local newspapers and related publications that are the dominant source of local news and print advertising in their markets. The Company owns and operates 328 publications in 17 states. The Company’s total revenues in 2001 were derived from advertising (75.8%), circulation (17.0%) and job printing and other (7.2%). Raw materials, mainly newsprint and ink, are readily available from a number of suppliers. No single display advertiser accounted for greater than one percent, and no single customer accounted for greater than 10%, of the Company’s total revenues in 2001.

(B) Basis of Presentation

      Liberty Group Publishing, Inc. (“LGP”) was formed for purposes of acquiring a portion of the daily and weekly newspapers owned by American Publishing Company or its subsidiaries (“APC”), a wholly-owned subsidiary of Hollinger International Inc. LGP is a holding company for its wholly-owned subsidiary, Liberty Group Operating, Inc. (“Operating Company”). The consolidated financial statements include the accounts of LGP and Operating Company and their consolidated subsidiaries (the “Company”). All significant intercompany accounts and transactions have been eliminated.

(C) Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) Inventories

      Inventories consist principally of newsprint, which is valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) or moving-average method.

(E) Property, Plant and Equipment

      Property, plant and equipment is recorded at cost. Routine maintenance and repairs are expensed as incurred.

      Depreciation is calculated under the straight-line method over the estimated useful lives, principally 25 years for buildings and improvements and 5 to 10 years for machinery and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

(F) Intangible Assets

      Intangible assets consist of subscriber and advertiser relationships, mastheads, non-compete agreements with former owners of acquired newspapers, and the excess of acquisition costs over the estimated fair value of net assets acquired (goodwill). The fair value of intangible assets acquired is determined primarily through the use of independent appraisals. Amortization is calculated using the straight-line method over the respective estimated useful lives ranging from 33 years for subscriber intangibles, up to 10 years for non-compete agreements depending upon the specifics of the agreement, and 40 years for mastheads, advertiser intangibles and goodwill.

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company assesses the recoverability of its long-lived assets, such as property, plant and equipment and intangible assets, whenever events or changes in business circumstances indicate the carrying amount of the assets, or related group of assets, may not be fully recoverable. Factors leading to impairment include significant underperformance relative to expected historical or projected future operating losses, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, and significant negative industry or economic trends. The assessment of recoverability is based on management’s estimate. If undiscounted future operating cash flows do not exceed the net book value of the long-lived assets, then a permanent impairment has occurred. The Company would record the difference between the net book value of the long-lived asset and the fair value of such asset as a charge against income in the consolidated statement of operations if such a difference arose.

(G) Revenue Recognition

      Circulation revenue, which is billed to the customers at the beginning of the subscription period, is recognized on a straight-line basis over the term of the related subscription. Advertising revenue is recognized upon publication of the advertisements. The revenue for job printing is recognized upon delivery.

(H) Income Taxes

      The Company has been, and anticipates that it will be for the foreseeable future, in a tax loss position. Given the uncertainty as to the timing of the Company’s ability to utilize such losses to offset future taxable income, the Company does not presently anticipate recording any tax benefit associated with its pre-tax losses in excess of those deferred tax liabilities which relate to taxable temporary differences that will reverse during the tax loss carry-forward period.

      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(I) Fair Value of Financial Instruments and Long-lived Assets

      The Company has reviewed the following financial instruments and determined that their fair values approximated their carrying values as of December 31, 2001: cash equivalents; borrowings under revolving credit facility; accounts receivable; accounts payable and accrued expenses; and long-term liabilities. It is not practical to determine the fair value of senior subordinated notes and the senior discount debentures as such securities are not actively traded.

(J) Cash Equivalents

      Cash equivalents represent highly liquid certificates of deposit with a maximum term at origination of three months or less.

(K) Reclassifications

      Certain amounts in prior years’ consolidated financial statements and related notes have been reclassified to conform to the 2001 presentation.

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(L) Stock Options

      The Company accounts for its stock options under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”. SFAS 123 permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and provide pro forma net income (loss) disclosures for employee stock option grants made as if the fair value-based method defined in SFAS 123 had been applied. Under APB 25, compensation expense would be recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. The Company has elected to apply the provisions of APB 25 and provide the pro forma disclosures of SFAS 123.

(M) Pro Forma Earnings (Loss) Per Share (Unaudited)

      The Company’s pro forma loss from continuing operations represents its loss from continuing operations on a pro forma basis as if (1) it had not paid the $          of management fees to Leonard Green & Partners. L.P. that will not recur following the offering and (2) it did not incur the $          of interest expense and amortization of deferred financing costs related to its 11 5/8% Senior Discount Debentures due 2009 and Term Loan B had the Company applied $          of the net proceeds of the offering toward the repayment of these debt instruments on January 1, 2001. Upon the completion of the Company’s initial public offering of            shares of common stock, the issuance of            shares of common stock in exchange for all of its outstanding Series B 10% Junior Redeemable Cumulative Preferred Stock, and the completion of a 1-for-          reverse stock split which the Company will effect prior to the offering, the Company will have            shares of common stock outstanding. This number of shares assumes that no shares of the Company’s common stock will be issued in connection with the exchange offer for the Series A 14 3/4% Senior Redeemable Exchangeable Cumulative Preferred Stock. The Company has presented pro forma basic and diluted earnings (loss) per share amounts for 2001 as if the events described above had occurred on January 1, 2001. The Company calculated its pro forma earnings (loss) per share in accordance with SFAS No. 128, “Earnings per Share”. Basic earnings per share is computed based on the weighted-average number of common shares outstanding during the period. The dilutive effect of common stock equivalents is included in the calculation of diluted earnings per share only when the effect of their inclusion would be dilutive. Because the Company had a pro forma net loss for 2001, potentially dilutive securities have not been included in the shares used to compute pro forma net loss per share. If the Company had pro forma net income for 2001, the weighted-average number of shares outstanding would have been diluted by 35,625 stock options outstanding during the period.

(2) Acquisitions and Dispositions

      During 1999, the Company acquired (net of exchanges and divestitures) 49 newspapers in 13 transactions for an aggregate purchase price of approximately $54,822. The excess of the purchase prices over the estimated fair value of the tangible and identifiable intangible assets acquired (goodwill) was approximately $48,195.

      In 2000, the Company acquired 43 publications in 12 transactions for an aggregate cash purchase price of $84,541. The excess of purchase prices over the estimated fair value of tangible and identifiable intangible assets acquired (goodwill) was approximately $39,685.

      The Company has accounted for these acquisitions using the purchase method of accounting. Accordingly, the costs of each acquisition has been allocated to the assets acquired and liabilities assumed based upon their respective fair values using independent valuations where appropriate. The costs of certain

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

intangible assets acquired are being amortized over periods ranging from 5 to 40 years. The results of operations are included in the consolidated financial statements since the dates of acquisition.

(3) Property, Plant and Equipment

      Property, plant and equipment consisted of the following:

	December 31,

	2000	2001

Land	$8,112	$8,125
Buildings and improvements	26,410	26,841
Machinery and equipment	26,992	28,965
Furniture and fixtures	2,932	3,199

	64,446	67,130
Less accumulated depreciation and amortization	(8,629)	(14,594)

	$55,817	$52,536

(4) Intangible Assets

      Intangible assets consisted of the following:

	December 31,

	2000	2001

Non-compete agreements	$17,351	$17,536
Subscriber relationships	53,348	53,385
Advertiser relationships	202,606	202,756
Mastheads	19,149	19,168
Goodwill	212,103	212,528

	504,557	505,373
Less accumulated amortization	(36,953)	(52,955)

	$467,604	$452,418

(5) Accrued Expenses

      Accrued expenses consisted of the following:

	December 31,

	2000	2001

Accrued payroll	$1,500	$1,823
Accrued vacation	646	594
Accrued bonus	1,509	853
Accrued interest	10,160	7,949
Accrued other	2,490	2,175

	$16,305	$13,394

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6) Senior Subordinated Notes and Senior Discount Debentures

      The Senior Subordinated Notes and Senior Discount Debentures consisted of the following:

	December 31,

	2000	2001

Liberty Group Operating, Inc.
9 3/8% Senior Subordinated Notes due February 1, 2008	$180,000	$180,000
Liberty Group Publishing, Inc.
11 5/8% Senior Discount Debentures, $89,000 Redemption Value, due February 1, 2009	70,327	78,740

Total Senior Subordinated Notes and Senior Discount Debentures	250,327	258,740
Less current installments	—	—

Total Senior Subordinated Notes and Senior Discount Debentures, excluding current installments	$250,327	$258,740

      The acquisition of 166 newspapers from Hollinger in January 1998 was financed in part by: (i) $180,000 from the issuance and sale by the Operating Company of $180,000 aggregate principal amount of 9 3/8% Senior Subordinated Notes (the “Notes”) due February 1, 2008 and (ii) $50,500 from the issuance and sale by LGP of $89,000 aggregate principal amount of 11 5/8% Senior Discount Debentures (the “Debentures”) due February 1, 2009.

      The Notes were issued by the Operating Company and are general unsecured obligations of the Operating Company. The Notes are irrevocably and unconditionally jointly and severally guaranteed by each of the Operating Company’s existing and future subsidiaries. The Notes are redeemable for cash at the option of the Operating Company anytime after February 1, 2003 at stipulated redemption amounts. In the event of a change in control (as defined in the Notes) of the Operating Company or the Company, the Company must offer to repurchase the Notes at 101% of their principal amount.

      The indenture governing the Debentures contains covenants that, among other things, limit the ability of LGP and its subsidiaries, including the Operating Company, to make investments or other loans or to pay dividends or make other specified restricted payments. These provisions generally prohibit, subject to certain exceptions and financial performance criteria, dividend payments, loans or advances by LGP or by the Operating Company to LGP without the consent of the holders of the Debentures.

      The Debentures issued by LGP are general unsecured obligations and pay no cash interest until February 1, 2003. The Debentures will, however, accrete on a semi-annual equivalent bonds basis to a full principal amount of $89,000 on February 1, 2003. Thereafter, cash interest on the Debentures will accrue and be payable semi-annually on February 1 and August 1 of each year. The Debentures are redeemable for cash at the option of LGP any time after February 1, 2003 at stipulated redemption amounts. In the event of a change in control of LGP, and subject to certain conditions, the holders of the Debentures have the right to require LGP to repurchase all of the Debentures at a price equal to 101% of the accreted value thereof, plus accrued and unpaid interest to the repurchase date, if purchased prior to February 1, 2003, and at a price of 101% of the principal amount at maturity thereof, plus accrued and unpaid interest to the repurchase date if purchased on or after February 1, 2003. LGP is dependent upon the cash flows of the Operating Company to service these debt repayment requirements.

(7)	Revolving Credit Facility and Term Loan B (collectively, the “Amended Credit Facility”)

      On April 18, 2000, the Operating Company entered into an agreement to amend and restate its $175,000 revolving credit facility. The amendment and restatement extended the maturity date of the revolving credit facility from January 2003 to March 2005, and included the issuance of a $100,000 Term

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loan B. The Term Loan B matures in March 2007 and requires annual principal payments of $500 in 2000, $1,000 from 2001 through 2004, $36,125 in 2005, $47,500 in 2006, and $11,875 in 2007.

      On May 10, 2001, the Operating Company entered into an amendment to its Amended Credit Facility. The amendment decreased the aggregate commitment available under the revolving credit facility from $175,000 to $135,000 and amended the Cash Coverage Ratio and Senior Leverage Ratio as defined within the Amended Credit Facility.

      The Term Loan B and the revolving credit facility bear interest at the Operating Company’s option equal to the Base Rate (as defined in the Amended Credit Facility) or the adjusted LIBO Rate for a eurodollar loan (as defined in the Amended Credit Facility) plus a margin that varies based upon a ratio set forth in the Amended Credit Facility. There is an individual margin applicable to each of the Term Loan B and the revolving credit facility. The Operating Company pays a fee on the aggregate amount of outstanding letters of credit. The Operating Company also pays a fee on the unused portion of the revolving credit facility. No principal payments are due on the revolving credit facility until the maturity date. At December 31, 2001, the Operating Company had utilized $42,950 of the revolving credit facility and $98,500 of the Term Loan B. The average interest rate on borrowings under the Amended Credit Facility for 2001 was approximately 8.1%.

      The Amended Credit Facility contains certain financial covenants and other limitations on LGP and the Operating Company, including restrictions on the ability of LGP and its subsidiaries, including the Operating Company, to make investments or other loans or to pay dividends or make other specified restricted payments. These provisions generally prohibit dividend payments, loans or advances by LGP or by the Operating Company to LGP without the consent of the lenders under the Amended Credit Facility.

(8)	Long-term Liabilities

      Long-term liabilities principally represent amounts due under non-interest-bearing non-compete agreements, deferred acquisition consideration and principal payments on capital leases through 2008.

      The aggregate amount of payments related to long-term liabilities at December 31, 2001 were as follows:

2002	$981
2003	511
2004	286
2005	282
2006	177
Thereafter	262

$2,499

(9)	Common Stock

      In February 2000, the Company effected a 20-to-1 stock split of LGP’s common stock, par value $0.01 per share (the “Common Stock”). All share data has been retroactively restated to account for this stock split. The Company then authorized the issuance of 55,000 additional shares of Common Stock, of which 49,500 shares were made available in the form of stock options for local publishers. Management investors also received 4,400 of these new shares to eliminate any dilution of their original holdings that will result from the issuance of shares under the Company’s stock option plan.

      On April 18, 2000, the Company approved the authorization of an additional 1,000,000 shares of Common Stock. Also on this date, the Company raised approximately $7,419, net of issuance costs of

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$450, from the issuance of 524,605 shares of Common Stock at $15.00 per share to Green Equity Investors III, L.P. (“Green III”).

      On August 11, 2000, Operating Company, Kenneth L. Serota (the “Executive”), LGP, Green Equity Investors II, L.P. (“Green II”) and Green III entered into an Amendment to the Employment Agreement, dated as of such date (the “Employment Agreement Amendment”), pursuant to which the Employment Agreement, dated as of November 21, 1997, between Operating Company, the Executive, and LGP was amended. Under and pursuant to the Employment Agreement Amendment, the Company issued and sold to the Executive 4,372 shares of Common Stock and 184.42 shares of Series B 10% Junior Redeemable Cumulative Preferred Stock (the “Junior Preferred Stock”) (collectively, the “Loan Equity”) for an aggregate purchase price of $250. In addition, the Company issued and sold to the Executive 23,174 shares of Common Stock of the Company for a purchase price per share of $15.00 for an aggregate purchase price of $348.

      On December 15, 2000, the Company issued and sold to management 28,626 shares of Common Stock of the Company for a purchase price per share of $15.00 for an aggregate purchase price of $429.

      During 2001, the Company repurchased 22,344 shares of Common Stock from former management stockholders. The purchase price was paid through loan forgiveness and $63 in cash.

(10)	Mandatorily Redeemable Preferred Stock

      LGP has the authority to issue up to 23,905,000 shares of capital stock, of which 21,250,000 shares are designated as Preferred Stock, par value $0.01 per share, and 2,655,000 shares are designated as Common Stock. The acquisition of 166 newspapers from APC in January 1998 was financed in part from the proceeds of (i) $45,000 from the issuance and sale of 1,800,000 shares of Series A 14 3/4% Senior Redeemable Exchangeable Cumulative Preferred Stock (the “Senior Preferred Stock”), (ii) $49,000 from the issuance and sale of 49,000 shares of Series B 10% Junior Redeemable Cumulative Preferred Stock (the “Junior Preferred Stock”), and (iii) $8,000 from the issuance and sale of 1,600,000 shares of Common Stock.

      On April 18, 2000, the Company raised approximately $20,656, net of issuance costs of $1,475, from the issuance of 22,131 shares of its Junior Preferred Stock to Green III at $1,000.00 per share.

      On August 18, 2000, under and pursuant to the Employment Agreement Amendment, the Company issued and sold to the Executive 4,372 shares of Common Stock of the Registrant and 184.42 shares of Series B 10% Junior Redeemable Cumulative Preferred Stock of the Registrant (collectively, the “Loan Equity”) for an aggregate purchase price of $250. See further discussion under Note 9.

      The Senior Preferred Stock issued by the Company is senior to the Common Stock and Junior Preferred Stock with respect to dividend distributions and distributions upon the liquidation, winding up or dissolution of the Company. Dividends may be paid, at the Company’s option, at any dividend payment date in cash or in additional shares of Senior Preferred Stock having a liquidation preference equal to the dividend amount. The liquidation preference of the Senior Preferred Stock is $25.00 per share.

      The Senior Preferred Stock is redeemable at the option of the Company any time after February 1, 1999 at stipulated redemption amounts and is mandatorily redeemable, subject to certain conditions, on February 1, 2010 at a price equal to 100% of its liquidation preference per share. The Company has no obligation to redeem the Senior Preferred Stock at any time prior to February 1, 2010. In the event of a change in control of the Company, the Company must offer to repurchase the Senior Preferred Stock at 100% of its liquidation preference per share, plus accrued but unpaid dividends. LGP is dependent upon the cash flows of the Operating Company to service these redemption requirements.

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Except as required by law, the holders of shares of Senior Preferred Stock are generally not entitled or permitted to vote on any matters voted upon by the stockholders of the Company. Subject to certain conditions, the Senior Preferred Stock is exchangeable, on any dividend payment date, in whole, but not in part, at the option of the Company for 14 3/4% Senior Subordinated Debentures (the “Exchange Debentures”) of the Company maturing February 1, 2010. The Exchange Debentures are redeemable prior to maturity on substantially the same terms as the Senior Preferred Stock. Since inception, the Company has elected to pay all of its Senior Preferred Dividends in additional shares of Senior Preferred Stock. At December 31, 2001, the Company had accumulated but undeclared dividends of $1,907.

      The Junior Preferred Stock issued by LGP is senior to the Common Stock of LGP with respect to dividend distributions and distributions upon the liquidation, winding up or dissolution of the Company. Dividends may be paid, at the Company’s option, at any dividend payment date in cash or in additional shares of Junior Preferred Stock having a liquidation preference equal to the dividend amount.

      The Junior Preferred Stock is redeemable at the option of the Company at a price equal to 100% of its liquidation preference per share and is mandatorily redeemable on February 1, 2010 at a price equal to 100% of its Liquidation preference per share. The Company has no obligation to redeem the preferred shares at any time prior to February 1, 2010. In the event of a change in control of the Company, the Company must offer to repurchase the Junior Preferred Stock at 100% of its liquidation preference per share, plus accrued but unpaid dividends. LGP is dependent upon the cash flows of the Operating Company to service these redemption requirements.

      Except as required by law, the holders of shares of Junior Preferred Stock are generally not entitled or permitted to vote on any matters voted upon by the stockholders of the Company. Since inception, the Company has elected to pay all of its Junior Preferred Dividends in additional shares of Junior Preferred Stock. At December 31, 2001, the Company had accumulated but undeclared dividends of $1,616.

(11)	Income Taxes

      Income taxes for the periods shown below consisted of:

	Current	Deferred	Total

Year ended December 31, 1999:
U.S. Federal	$—	$—	$—
State and local	295	—	295

	$295	$—	$295

Year ended December 31, 2000:
U.S. Federal	$—	$—	$—
State and local	491	—	491

	$491	$—	$491

Year ended December 31, 2001:
U.S. Federal	$—	$1,205	$1,205
State and local	444	355	799

	$444	$1,560	$2,004

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to loss from continuing operations before income taxes and extraordinary item as a result of the following:

	Year Ended December 31,

	1999	2000	2001

Computed “expected” tax benefit	$(613)	$(5,018)	$(6,527)
Increase in income taxes resulting from:
Amortization of nondeductible goodwill	233	394	1,687
State and local income taxes	195	324	527
Nondeductible meals and entertainment	40	110	96
Discontinued operations	174	618	513
Extraordinary gain	165	—	—
Cancellation of debt resulting in income for tax purposes	—	—	12,023
Nondeductible expenses	3	4	87
Change in Federal valuation allowance	98	4,059	(6,402)

	$295	$491	$2,004

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2000 and 2001 are presented below:

	December 31,

	2000	2001

Deferred tax assets:
Accounts receivable, principally due to allowance for doubtful accounts	$622	$408
Accrued expenses	1,207	2,119
Net operating losses	20,776	16,979

Gross deferred tax assets	22,605	19,506
Less: valuation allowance	(7,531)	—

Net deferred tax assets	15,074	19,506

Deferred tax liabilities:
Long-lived assets, principally due to differences in depreciation and amortization	8,789	19,200
Intangible assets, principally due to differences in amortization	29,311	24,892

	38,100	44,092
Net deferred tax liability	$23,026	$24,586

      During 2001, an aggregate of approximately 78% of the Debentures were purchased in the open market at a discount by GEI II and GEI III. This discount resulted in a cancellation of indebtedness for Federal income tax purposes.

      The valuation allowance increased by $7,531 in 2000 and decreased by $7,531 in 2001. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary difference become deductible. In assessing the realizability of the Company’s deferred tax assets, which are principally net operating loss carry-forwards, management considers the reversal of deferred tax liabilities which are scheduled to reverse during the carry-forward period and tax planning strategies.

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2001, the Company has net operating loss carry-forwards for Federal and state income tax purposes of $42,448, which are available to offset future taxable income, if any. These federal and state net operating loss carry-forwards begin to expire in 2018 and 2003, respectively.

      The Company acquired deferred tax liabilities of $5,996 in 2000 through corporate acquisitions.

(12)	Employee Benefit Plans

      The Company maintains certain benefit plans for its employees.

      The Company maintains a defined contribution plan conforming to IRS rules for 401(k) plans, for all of its employees satisfying minimum service requirements as set forth under the plan. The plan allows for a matching contribution at the discretion of the Company. The Company recorded $129, $271, and $296 in expenses related to the plan in 1999, 2000 and 2001, respectively.

      The Company maintains three non-qualified deferred compensation plans, as described below, for certain of its employees.

      The Company maintains the Liberty Group Publishing, Inc. Publishers’ Deferred Compensation Plan (“Publishers Plan”), a non-qualified deferred compensation plan for the benefit of certain designated publishers of the Company’s newspapers. Under the Publishers’ Plan, the Company credits an amount to a bookkeeping account established for each participating publisher pursuant to a pre-determined formula which is based upon the gross operating profits of each such publisher’s newspaper. The bookkeeping account is credited with earnings and losses based upon the investment choices selected by the participant. The amounts credited to the bookkeeping account on behalf of each participating publisher vest on an installment basis over a period of 15 years. A participating publisher forfeits all amounts under the Publishers’ Plan in the event that the publisher’s employment with the Company is terminated for “cause” as defined in the Publishers’ Plan. Amounts credited to a participating publisher’s bookkeeping account are distributable upon termination of the publisher’s employment with the Company and will be made in a lump sum or installments as elected by the publisher. The Company recorded $133, $160 and $146 of compensation expense related to the plan in 1999, 2000 and 2001, respectively.

      The Company maintains the Liberty Group Publishing, Inc. Executive Benefit Plan (“Executive Benefit Plan”), a non-qualified deferred compensation plan for the benefit of certain key employees of the Company. Under the Executive Benefit Plan, the Company credits an amount, determined at the Company’s sole discretion, to a bookkeeping account established for each participating key employee. The bookkeeping account is credited with earnings and losses based upon the investment choices selected by the participant. The amounts credited to the bookkeeping account on behalf of each participating key employee vest on an installment basis over a period of 5 years. A participating key employee forfeits all amounts under the Executive Benefit Plan in the event that the key employee’s employment with the Company is terminated for “cause” as defined in the Executive Benefit Plan. Amounts credited to a participating key employee’s bookkeeping account are distributable upon termination of the key employee’s employment with the Company, and will be made in a lump sum or installments as elected by the key employee. The Company recorded $65, $66 and $61 of compensation expense related to the plan in 1999, 2000 and 2001, respectively.

      The Company maintains the Liberty Group Publishing, Inc. Executive Deferral Plan (“Executive Deferral Plan”), a non-qualified deferred compensation plan for the benefit of certain key employees of the Company. Under the Executive Deferral Plan, eligible key employees may elect to defer a portion of their compensation for payment at a later date. Currently, the Executive Deferral Plan allows a participating key employee to defer up to 100% of his or her annual compensation until termination of employment or such earlier period as elected by the participating key employee. Amounts deferred are credited to a bookkeeping account established by the Company for this purpose. The bookkeeping account is credited

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

with earnings and losses based upon the investment choices selected by the participant. Amounts deferred under the Executive Deferral Plan are fully vested and nonforfeitable. The amounts in the bookkeeping account are payable to the key employee at the time and in the manner elected by the key employee.

(13) Stock Option Plan

      In February 1999, the Company adopted its 1999 Stock Option Plan (the “Plan”) under which certain employees may be granted the right to purchase shares of Common Stock. Pursuant to the Plan, the Company has granted incentive stock options and two types of non-qualified stock options, one type for publishers and the other for corporate employees. The Company has reserved an aggregate of 49,480 shares of common stock for issuance under the Plan. Stock options may be exercised only to the extent they have vested in accordance with the provisions described in the individual option award agreements. Generally, options vest under incentive stock option awards on the first anniversary of the grant date. Generally, under the non-qualified stock option awards for publishers, options vest with respect to 50% of the shares on the third anniversary of the grant date and with respect to the remaining 50% on the eighth anniversary of the grant date. However, the vesting period for the remaining 50% may be accelerated if certain financial targets are met. Generally, options vest under the non-qualified stock option awards for corporate employees on the third anniversary of the grant date.

      The Company applies APB 25 in accounting for the Plan. All options under the Plan have been granted at exercise prices not less than the fair value at the date of grant. Accordingly, no compensation expense has been recognized in the financial statements for the Plan. Had the Company determined compensation cost based on the fair value at the grant date for its stock option plan under SFAS 123, the Company’s net loss for each of the years in the three-year period ended December 31, 2001 would have been the pro forma amounts indicated below:

	1999	2000	2001

Net loss
As reported	$(1,101)	$(13,433)	$(19,692)
Pro forma	(1,162)	(13,449)	(19,701)

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under the Plan, the exercise price of each option equals the fair value of the Company’s Common Stock on the date of grant. The per share weighted-average fair value of stock options granted during 1999 and 2000 using the Black-Scholes option pricing model was $1.87 and $4.79, respectively. For purposes of calculating compensation costs consistent with SFAS 123, the fair value of each grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield of 0%, expected volatility of approximately 0%, risk-free interest rate of 4.75% and 6.62% for 1999 and 2000, respectively, and an expected life of 10 years. There were no stock option grants during 2001. Stock option activity for the periods indicated is as follows:

		Weighted-Average
	Shares	Exercise Price

Outstanding at date of adoption	—	$—
Granted	59,075	5.00
Canceled	400	5.00

Outstanding on December 31, 1999	58,675	$5.00

Granted	11,650	$10.00
Canceled	6,700	7.54
Exercised	28,000	5.00

Outstanding on December 31, 2000	35,625	$6.16

Canceled	9,050	7.52

Outstanding on December 31, 2001	26,575	$5.62

      The following table summarizes information about stock options outstanding at December 31, 2001:

		Weighted-Average
Exercise	Options	Remaining	Weighted-Average	Options	Weighted-Average
Price	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$5.00	23,400	7.08 Years	$5.00	4,805	$5.00
10.00	3,175	8.08	10.00	149	10.00

	26,575	7.20 Years	$5.62	4,954	$5.15

(14) Related Party Transactions

  Executive Stock Investments

      Upon the commencement of his employment in January 1998, the Company loaned the Chief Executive Officer $250 pursuant to an Unsecured Promissory Note. The loan was forgiven on a pro rata daily basis from January 1, 1998 to January 1, 2001.

      In addition, certain other executives were given the opportunity to purchase Common Stock. Under the plan, each executive paid cash for 50% of their stock investment and executed a five year note for the remaining 50%. The Board of Directors approved the forgiveness of these loans, including accrued interest, in 3 equal installments in January 1999, 2000, and 2001. The Company has the right to repurchase the common stock at the original cost if the executive terminates his employment or is terminated for cause.

      On August 11, 2000, Operating Company, the Executive, LGP, Green II and Green III entered into an Amendment to the Employment Agreement, dated as of such date (the “Employment Agreement Amendment”), pursuant to which the Employment Agreement, dated as of November 21, 1997, between the Operating Company, the Executive and LGP was amended. Under and pursuant to the Employment Agreement Amendment, the Company issued and sold to the Executive 4,372 shares of Common Stock of the Company and 184.42 shares of Series B 10% Junior Redeemable Cumulative Preferred Stock of the

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company for an aggregate purchase price of $250. In addition, the Company issued and sold to the Executive 23,174 shares of Common Stock of the Company for a purchase price per share of $15.00 for an aggregate purchase price of $348.

      On December 15, 2000, the Company issued and sold to management investors 28,626 shares of Common Stock of the Company for a purchase price per share of $15.00 for an aggregate purchase price of $429.

      During 2001, the Company repurchased 22,344 shares of Common Stock from former management stockholders. The purchase price was paid through loan forgiveness and $63 in cash.

  Other Related Party Transactions

      The Company paid $1,320 and $1,480 in management fees in 2000 and 2001, respectively, and $356 and $475 in other fees in 2000 and 2001, respectively, to Leonard Green & Partners, L.P. The Company is obligated to pay other fees to Leonard Green & Partners, L.P. of $475 at December 31, 2001.

(15) Loss Per Share

      Loss per share is calculated in accordance with SFAS No. 128, “Earnings Per Share.” Basic loss per share is computed based on the weighted-average number of common shares outstanding during the period. The dilutive effect of common stock equivalents is included in the calculation of diluted earnings per share only when the effect of their inclusion would be dilutive. Because the Company reported a net loss available to common stockholders for the years ended December 31, 1999, 2000, and 2001, potentially dilutive securities have not been included in the shares used to compute net loss available to common stockholders per share.

      Had the Company reported net income for the years ended December 31, 1999, 2000, and 2001, the weighted-average number of shares outstanding for those periods would have potentially been diluted by 59,075, 70,325, and 35,625 stock options outstanding during the respective periods.

      A reconciliation of the amounts used in the basic and diluted earnings per share computations is as follows (in thousands, except share and per share data):

	For the Year Ended			For the Year Ended			For the Year Ended
	December 31, 1999			December 31, 2000			December 31, 2001

	Income	Shares	Per Share	Income	Shares	Per Share	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

Loss from continuing operations before extraordinary item	$(2,099)			$(15,250)			$(21,200)
Less: Preferred stock dividends	$(13,595)			$(17,018)			$(19,989)

Basic and diluted loss from continuing operations before extraordinary item available to common stockholders	$(15,694)	1,595,923	$(9.83)	$(32,268)	1,964,876	$(16.42)	$(41,189)	2,171,381	$(18.97)

(16) New Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS 142 replaces the requirement to amortize intangible assets with indefinite lives and goodwill with a requirement for an annual impairment test. SFAS No. 142 also requires an evaluation of intangible assets and their useful lives and a transitional impairment test for

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

goodwill and certain intangible assets upon adoption. After transition, the impairment tests will be performed annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001, as of the beginning of the year. The Company has not yet determined the impact of this new accounting standard on its financial reporting.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs. SFAS No. 143 must be applied starting with fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact that the adoption of SFAS No. 143 will have on its consolidated financial statements.

      In August 2001, the FASB issued SFAS No. 144 “Accounting for Impairment of Long-Lived Assets.” The new statement supercedes FASB Statement No. 121 (SFAS 121), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The new statement also supercedes the provisions of Accounting Principles Board Opinion No. 30 (APB No. 30), “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred rather than as of the measurement date as presently required by APB No. 30. The provisions of SFAS No. 144 are effective for financial statements beginning after December 15, 2001, but allow for early application. The Company plans to adopt this standard as of the beginning of its new fiscal year on January 1, 2002. The Company is currently evaluating the impact that SFAS No. 144 will have on its results of operations and financial condition.

(17) Subsequent Events

      On January 7, 2002, the Company sold the assets of The Ottumwa Courier, a daily newspaper with a circulation of approximately 15,000. Along with the Courier, the property publishes five other shopper publications. The total sales price was $26,519 resulting in a gain for financial statement purposes of $7,117, or a gain of $4,342, net of the tax effect of $2,775.

      On January 1, 2002, the Company adopted SFAS No. 144. This statement requires that in the period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement of a business enterprise for current and prior periods shall report the results of operations of the component, including any gain or loss recognized, in discontinued operations. The results of discontinued operations, less applicable income taxes (benefit), shall be reported as a separate component of income before extraordinary items and the cumulative effect of accounting changes (if applicable). The Company has presented the operating results of The Ottumwa Courier and the five related publications as a discontinued operation from the date of acquisition within the accompanying statements of operations. Income from discontinued operations, net of zero income taxes, was $513, $1,817, and $1,508 for 1999, 2000, and 2001, respectively.

(18) Adoption of New Accounting Pronouncement

      On January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which replaces the requirement to amortize intangible assets with indefinite lives and goodwill with a requirement for an annual impairment test. SFAS No. 142 also establishes requirements for identifiable intangible assets. The transition provisions of SFAS No. 142 require that the useful lives of previously recognized intangible assets be reassessed and the remaining amortization periods adjusted accordingly. Prior to the adoption of SFAS No. 142, advertiser and subscriber relationship intangible assets were

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amortized over estimated remaining useful lives of 40 and 33 years, respectively. The Company has concluded that, based upon current economic conditions and its current pricing strategies, the remaining useful lives for advertiser and subscriber relationship intangible assets are 30 and 20 years, respectively, and the amortization periods have been adjusted accordingly, with effect from January 1, 2002. Had SFAS No. 142 been adopted on January 1, 1999, income from operations for the years ended December 31, 1999, 2000 and 2001 would have been reduced by $2,295, $2,539, and $2,638, respectively, due to this change in useful lives.

      Upon adoption of SFAS No. 142, the Company ceased amortization of goodwill. The Company also ceased amortization of its mastheads because the Company has determined that the useful life of its mastheads is indefinite. Had SFAS No. 142 been adopted on January 1, 1999, income from operations for the years ended December 31, 1999, 2000, and 2001 would have been increased by $4,306, $5,074, and $5,660, respectively, and had goodwill and mastheads not been amortized.

      The adjusted net loss available to common stockholders and adjusted basic and diluted net loss available to common stockholders per share presents such financial information on a pro forma basis as if the Company had adopted SFAS No. 142 as of the beginning of each of the applicable periods presented.

	Year Ended December 31,

	1999	2000	2001

Reported net loss available to common stockholders	$(14,696)	$(30,451)	$(39,681)
Add back: Goodwill amortization	3,888	4,680	5,186
Add back: Masthead amortization	418	394	474
Adjust: Advertiser relationships amortization (change in useful life)	(1,462)	(1,515)	(1,625)
Adjust: Subscriber relationships amortization (change in useful life)	(833)	(1,024)	(1,013)

Adjusted net loss available to common stockholders	$(12,685)	$(27,916)	$(36,659)

	Year Ended December 31,

	1999	2000	2001

Basic and diluted net loss per share:
Reported net loss available to common stockholders per share	$(9.21)	$(15.50)	$(18.27)
Goodwill amortization	2.44	2.38	2.39
Masthead amortization	0.26	0.20	0.22
Advertiser relationships amortization (change in useful life)	(0.92)	(0.77)	(0.75)
Subscriber relationships amortization (change in useful life)	(0.52)	(0.52)	(0.47)

Adjusted net loss available to common stockholders per share	$(7.95)	$(14.21)	$(16.88)

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

September 30,
2002

(Dollars in
thousands)
(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,733
Accounts receivable, net of allowance for doubtful accounts of $1,518	19,946
Inventory	2,373
Prepaid expenses	2,086
Other current assets	58

Total current assets	29,196
Property, plant and equipment, net	49,049
Goodwill	185,488
Intangible assets, net	236,756
Deferred financing costs, net	8,516
Deferred offering costs	1,459
Other assets	213

Total assets	$510,677

Liabilities and stockholders’ deficit
Current liabilities:
Current portion of Term Loan B	$1,000
Current portion of long-term liabilities	758
Accounts payable	1,935
Accrued expenses	12,166
Deferred revenue	8,591

Total current liabilities	24,450
Long-term liabilities:
Borrowings under revolving credit facility	7,000
Term Loan B, less current portion	96,500
Long-term liabilities, less current portion	1,315
Senior subordinated notes	180,000
Senior discount debentures, redemption value $89,000	85,716
Deferred income taxes	26,747

Total liabilities	421,728
Mandatorily Redeemable Preferred Stock:
Series A 14 3/4% Senior Redeemable Exchangeable Cumulative Preferred Stock, $0.01 par value, 21,000,000 shares authorized, 3,458,448 shares issued and outstanding. Aggregate involuntary liquidation preference $25 plus accrued dividends	88,587
Series B 10% Junior Redeemable Cumulative Preferred Stock, $0.01 par value, 250,000 shares authorized, 104,442 shares issued and outstanding.	106,182

Total mandatorily redeemable preferred stock	194,769
Stockholders’ deficit:
Common stock, $0.01 par value, 2,655,000, 2,185,177 and 2,158,833 shares authorized, issued and outstanding, respectively	22
Additional paid in capital	16,444
Notes receivable	(907)
Accumulated deficit	(121,198)
Treasury stock at cost, 26,344 shares	(181)

Total stockholders’ deficit	(105,820)

Total liabilities and stockholders’ deficit	$510,677

See accompanying notes to unaudited interim consolidated financial statements.

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2001	2002	2001	2002

	(In thousands, except share and per share data)

	(Unaudited)
REVENUES:
Advertising	$36,954	$36,787	$110,435	$109,313
Circulation	8,493	8,447	24,827	24,984
Job printing and other	3,340	3,242	10,749	9,361

Total revenues	48,787	48,476	146,011	143,658
OPERATING COSTS AND EXPENSES:
Operating costs	23,805	22,587	73,095	66,539
Selling, general and administrative	13,973	14,042	41,604	40,814
Depreciation and amortization	5,622	4,469	16,107	13,342

Income from operations	5,387	7,378	15,205	22,963
Interest expense	9,503	8,301	29,328	25,052
Amortization of deferred financing costs	498	482	1,494	1,445
Impairment of other assets	—	223	—	223

Loss from continuing operations before income taxes and cumulative effect of change in accounting principle	(4,614)	(1,628)	(15,617)	(3,757)
Income tax expense (benefit)	(50)	97	298	674

Loss from continuing operations before cumulative effect of change in accounting principle	(4,564)	(1,725)	(15,915)	(4,431)
Income from discontinued operations, net of tax	408	—	1,155	4,342

Loss before cumulative effect of change in accounting principle	(4,156)	(1,725)	(14,760)	(89)
Cumulative effect of change in accounting principle, net of tax	—	—	—	(1,449)

Net loss	(4,156)	(1,725)	(14,760)	(1,538)
Dividends on preferred stock	(5,072)	(5,740)	(14,758)	(16,701)

Net loss available to common stockholders	$(9,228)	$(7,465)	$(29,518)	$(18,239)

Earnings (loss) per share:
Basic and diluted weighted-average shares outstanding	2,164,663	2,158,833	2,175,611	2,158,833
Basic and diluted earnings (loss) per common share:
Loss from continuing operations before accounting change	$(4.45)	$(3.46)	$(14.10)	$(9.79)
Discontinued operations, net of tax	0.19	—	0.53	2.01
Cumulative effect of change in accounting principle	—	—	—	(0.67)

Net loss available to common stockholders per share	$(4.26)	$(3.46)	$(13.57)	$(8.45)

Pro forma earnings (loss) per share (note 7):
Basic:
Pro forma income from continuing operations
Discontinued operations, net of tax
Cumulative effect of change in accounting principle
Pro forma net income
Diluted:
Pro forma income from continuing operations
Discontinued operations, net of tax
Cumulative effect of change in accounting principle
Pro forma net income
Pro forma weighted-average shares outstanding:
Basic
Diluted

See accompanying notes to unaudited interim consolidated financial statements.

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

	Common Stock		Additional	Treasury Stock
			Paid-In			Notes	Accumulated
	Shares	Amount	Capital	Shares	Amount	Receivable	Deficit	Total

	(In thousands, except share data)
	(Unaudited)
Balances at 12/31/01	2,185,177	$22	$16,444	26,344	$(181)	$(987)	$(102,959)	$(87,661)
Dividends on senior preferred stock	—	—	—	—	—	—	(9,120)	(9,120)
Dividends on junior preferred stock	—	—	—	—	—	—	(7,581)	(7,581)
Net loss	—	—	—	—	—	—	(1,538)	(1,538)
Repayment of notes receivable through forgiveness of debt	—	—	—	—	—	80	—	80

Balances at September 30, 2002	2,185,177	$22	$16,444	26,344	$(181)	$(907)	$(121,198)	$(105,820)

See accompanying notes to unaudited interim consolidated financial statements.

LIBERTY GROUP PUBLISHING, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

	Nine Months
	Ended September 30,

	2001	2002

	(Dollars in thousands)

	(Unaudited)
Cash flows from operating activities:
Net loss	$(14,760)	$(1,538)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	16,107	13,342
Amortization of deferred financing costs	1,494	1,445
Accretion of senior discount debentures	6,230	6,976
Non-cash compensation	77	80
Loss on sale of fixed assets	—	333
Impairment of other assets	—	223
Income from discontinued operations, net of tax	(1,155)	(4,342)
Cumulative effect of change in accounting principle, net of tax	—	1,449
Changes in assets and liabilities, net of acquisitions and dispositions:
Working capital, net	(4,440)	(1,122)
Deferred offering costs	—	(1,459)
Other assets	—	(100)

Net cash provided by operating activities	3,553	15,287

Cash flows from investing activities:
Purchases of property, plant and equipment	(2,349)	(1,673)
Proceeds from sale of publications and fixed assets	—	27,021
Acquisitions, net of cash acquired	(561)	—

Net cash provided by (used in) investing activities	(2,910)	25,348

Cash flows from financing activities:
Net borrowings (repayments) under amended credit facility	1,495	(36,950)
Payments on long-term debt and liabilities	(1,417)	(426)

Net cash provided by (used in) financing activities	78	(37,376)

Net increase in cash and cash equivalents	721	3,259
Cash and cash equivalents, at beginning of period	1,036	1,474

Cash and cash equivalents, at end of period	$1,757	$4,733

      See accompanying notes to unaudited interim consolidated financial statements.

LIBERTY GROUP PUBLISHING, INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

(1) The Company and Basis of Presentation

      Liberty Group Publishing, Inc. (“LGP”) and subsidiaries is a leading U.S. publisher of community newspapers and related publications that are the dominant source of news, print advertising, and other local content in their communities. LGP is a holding company for its wholly-owned subsidiary, Liberty Group Operating, Inc. (“Operating Company”). The unaudited interim consolidated financial statements include the accounts of LGP, Operating Company and Operating Company’s consolidated subsidiaries (the “Company”).

      The accompanying unaudited interim consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, of a normal recurring nature and are necessary to present a fair statement of the results of the interim periods presented. The accompanying interim consolidated financial statements as of September 30, 2002 and for the three months and nine months ended September 30, 2002 and September 30, 2001 should be read in conjunction with the audited consolidated financial statements of the Company included in the Company’s Form 10-K, as amended, for the year ended December 31, 2001, filed with the Securities and Exchange Commission. The Company’s results for the interim periods are not necessarily indicative of the results to be expected for the fiscal year.

(2) Reclassifications

      Certain amounts in prior year’s consolidated financial statements have been reclassified to conform to the 2002 presentation, which include the effect of discontinued operations and the transfer of inserting expense and certain postage and delivery costs from selling, general and administrative to operating costs.

(3) Intangible Assets

      As of January 1, 2002, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” which replaces the requirement to amortize intangible assets with indefinite lives and goodwill with a requirement for an annual impairment test. SFAS No. 142 also establishes requirements for identifiable intangible assets. The transition provisions of SFAS No. 142 require that the useful lives of previously recognized intangible assets be reassessed and the remaining amortization periods adjusted accordingly. Prior to adoption of SFAS No. 142, advertiser and subscriber relationship intangible assets were amortized over estimated remaining useful lives of 40 and 33 years, respectively. The Company has concluded that, based upon current economic conditions and its current pricing strategies, the remaining useful lives for advertiser and subscriber relationship intangible assets are 30 and 20 years, respectively, and the amortization periods have been adjusted accordingly, with effect from January 1, 2002. Had SFAS No. 142 been adopted on January 1, 2001, income from operations for the three and nine months ended September 30, 2001 would have been reduced by $659 and $1,977, respectively, due to this change in useful lives.

      Upon adoption of SFAS No. 142, the Company ceased amortization of goodwill. The Company also ceased amortization of its mastheads because the Company has determined that the useful life of its mastheads is indefinite. Had SFAS No. 142 been adopted on January 1, 2001, income from operations for the three and nine months ended September 30, 2001 would have been increased by $1,453 and $4,359, respectively, had goodwill and mastheads not been amortized.

LIBERTY GROUP PUBLISHING, INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands)

      The adjusted net loss available to common stockholders and adjusted basic and diluted net loss available to common stockholders per share presents such financial information on a pro forma basis as if the Company had adopted SFAS No. 142 on January 1, 2001.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2001	2002	2001	2002

Reported net loss	$(4,156)	$(1,725)	$(14,760)	$(1,538)
Add back: Goodwill amortization	1,344	—	4,032	—
Add back: Masthead amortization	109	—	327	—
Adjust: Advertiser relationships amortization (change in useful life)	(406)	—	(1,218)	—
Adjust: Subscriber relationships amortization (change in useful life)	(253)	—	(759)	—

Adjusted net loss	$(3,362)	$(1,725)	$(12,378)	$(1,538)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2001	2002	2001	2002

Basic and diluted net loss available to common stockholders per share:
Reported net loss available to common stockholders per share	$(4.26)	$(3.46)	$(13.57)	$(8.45)
Goodwill amortization	0.62	—	1.86	—
Masthead amortization	0.05	—	0.15	—
Advertiser relationships amortization (change in useful life)	(0.19)	—	(0.56)	—
Subscriber relationships amortization (change in useful life)	(0.12)	—	(0.35)	—

Adjusted net loss available to common stockholders per share	$(3.90)	$(3.46)	$(12.47)	$(8.45)

	As of September 30, 2002

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

Amortized Intangible Assets:
Non-compete agreements	$17,536	$15,166	$2,370
Advertiser relationships	195,019	21,385	173,634
Subscriber relationships	51,451	7,249	44,202

Total	$264,006	$43,800	$220,206

Non-amortized Intangible Assets:
Goodwill	$185,488
Mastheads	16,550

Total	$202,038

LIBERTY GROUP PUBLISHING, INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands)

	Three Months Ended	Nine Months Ended
	September 30, 2002	September 30, 2002

Aggregate Amortization Expense:	$3,219	$9,441

Estimated Amortization Expense:
For the three months ending December 31, 2002	$3,266
For the year ending December 31, 2003	9,825
For the year ending December 31, 2004	9,134
For the year ending December 31, 2005	9,134
For the year ending December 31, 2006	9,134
Thereafter	179,713

      The changes in the carrying amount of goodwill for the nine months ended September 30, 2002 are as follows:

Balance as of January 1, 2002	$196,061
Impairment losses	(2,231)
Goodwill related to property sold	(8,342)

Balance as of September 30, 2002	$185,488

      Properties will be tested for impairment in the fourth quarter of 2002 after the Company’s annual budgeting process. After the Company’s initial impairment test, it was determined that the fair values of five properties were less than the net book value of the Company’s goodwill and mastheads for such properties on January 1, 2002. In the first quarter of 2002, a pre-tax goodwill and masthead impairment loss of $2,375 was recognized. The loss, which was $1,449, net of tax, was reported in the Company’s consolidated statement of operations as a cumulative effect of change in accounting principle. The fair values of the properties were determined based on multiples of revenues and EBITDA (earnings before interest, taxes, depreciation, and amortization) reflected in the purchase prices of recent sales transactions of newspaper properties similar to those owned by the Company.

(4) Discontinued Operations

      The Company disposed of the assets of six related publications (acquired in 1999) in one transaction on January 7, 2002 for $26,510. The net book value of the assets was $19,393, resulting in a pre-tax gain of $7,117, or a gain of $4,342, net of the tax effect of $2,775. As a result of the sale, the disposition of the assets has been accounted for as a discontinued operation, and, accordingly, amounts in the consolidated statements of operations for all periods presented have been reclassified to reflect the disposition as a discontinued operation. Discontinued operations for the nine months ended September 30, 2002 consisted of the gain on sale of the publications. For the quarter and nine months ended September 30, 2001, income from discontinued operations, net of zero income taxes, was $408 and $1,155, respectively, and represented the operating results of the publications sold.

(5) Loss Per Share

      Loss per share is calculated in accordance with SFAS No. 128, “Earnings per Share.” Basic loss per share is computed based on the weighted-average number of common shares outstanding during the period. The dilutive effect of common stock equivalents is included in the calculation of diluted earnings per share only when the effect of their inclusion would be dilutive. Because the Company reported a net

LIBERTY GROUP PUBLISHING, INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands)

loss available to common stockholders for the three and nine month periods ended September 30, 2002 and 2001, potentially dilutive securities have not been included in the shares used to compute net loss available to common stockholders per share.

      Had the Company reported net income for the three and nine month periods ended September 30, 2002, the weighted-average number of shares outstanding for those periods would have potentially been diluted by 26,575 stock options outstanding during the periods. Had the Company reported net income for the three and nine month periods ended September 30, 2001, the weighted-average number of shares outstanding for those periods would have potentially been diluted by 35,625 stock options outstanding during the periods.

      A reconciliation of the amounts used in the basic and diluted earnings per share computations is as follows (in thousands, except share and per share data):

	For the Three Months Ended			For the Three Months Ended
	September 30, 2001			September 30, 2002

	Income	Shares	Per Share	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

Loss from continuing operations	$(4,564)			$(1,725)
Less: Preferred stock dividends	$(5,072)			$(5,740)

Basic and diluted loss from continuing operations available to common stockholders	$(9,636)	2,164,663	$(4.45)	$(7,465)	2,158,833	$(3.46)

	For the Nine Months Ended			For the Nine Months Ended
	September 30, 2001			September 30, 2002

	Income	Shares	Per Share	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

Loss from continuing operations before accounting change	$(15,915)			$(4,431)
Less: Preferred stock dividends	$(14,758)			$(16,701)

Basic and diluted loss from continuing operations before accounting change available to common stockholders	$(30,673)	2,175,611	$(14.10)	$(21,132)	2,158,833	$(9.79)

(6) Recently Adopted Accounting Pronouncements

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs. SFAS No. 143 must be applied starting with fiscal years beginning after June 15, 2002. Management is currently evaluating the impact that the adoption of SFAS No. 143 will have on its consolidated financial statements.

LIBERTY GROUP PUBLISHING, INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in thousands)

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No. 30. Applying the provisions of Opinion No. 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual and infrequent and meet the criteria for classification as an extraordinary item. SFAS No. 145 is effective beginning January 1, 2003. Management is currently evaluating the impact that the adoption of SFAS No. 145 will have on the Company’s consolidated financial statements.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. This standard will be applied prospectively to exit or disposal activities initiated after December 15, 2002. Management does not believe the adoption of SFAS No. 146 will have a significant impact on the Company’s consolidated financial statements.

(7) Pro Forma Earnings (Loss) Per Share

      The Company’s pro forma income from continuing operations represents its income from continuing operations on a pro forma basis as if (1) it had not paid the $               of management fees to Leonard Green & Partners, L.P. that will not recur following the offering and (2) it did not incur the $               of interest expense and amortization of deferred financing costs related to its 11 5/8% Senior Discount Debentures due 2009 and Term Loan B had the Company applied $               of the net proceeds of the offering toward the repayment of these debt instruments on January 1,           . Upon the completion of the Company’s initial public offering of            shares of common stock, the issuance of            shares of common stock in exchange for all of its outstanding Series B 10% Junior Redeemable Cumulative Preferred Stock, and the completion of a 1-for- reverse stock split which the Company will effect prior to the offering, the Company will have                 shares of common stock outstanding. This number of shares assumes that no shares of the Company’s common stock will be issued in connection with the exchange offer for the Series A 14 3/4% Senior Redeemable Exchangeable Cumulative Preferred Stock. The Company has presented pro forma basic and diluted earnings (loss) per share amounts for the nine months ended September 30, 2002 as if the events described above had occurred on January 1,           . The Company calculated its pro forma earnings (loss) per share in accordance with SFAS No. 128, “Earnings per Share”. Basic earnings per share is computed based on the weighted-average number of common shares outstanding during the period. The dilutive effect of common stock equivalents is included in the calculation of diluted earnings per share only when the effect of their inclusion would be dilutive.

Liberty
Group Publishing
North Dakota
2
Minnesota
15
Wisconsin
1
Idaho
11
Michigan
21
New York
26
Iowa
9
Illinois
118
Pennsylvania
10
Nevada
2
Kansas
28
Missouri
45
W V
3
California
11
Arizona
3
Arkansas
8
Louisiana
17
Communities Served
Figures indicate total number
of publications by state

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the Nasdaq National Market and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the Registration Statement, other than underwriting discounts and commissions:

Securities and Exchange Commission registration fee		$20,700

NASD filing fee		23,000

Nasdaq National Market listing fee		*

Printing and engraving expenses		*

Legal fees and expenses		*

Accounting fees and expenses		*

Transfer agent and registrar fees		*

Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 15.	Indemnification of Directors and Officers

      We are a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit.

      Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

      Our certificate of incorporation and our by-laws provide for indemnification of the officers and directors to the full extent permitted by applicable law.

      The underwriting agreement (Exhibit 1.1) provides for indemnification by the underwriters of the registrant, its directors and certain of its officers for certain liabilities arising under the Securities Act.

Item 16.	Exhibits

Exhibit
No.	Description of Exhibit

1.1* *	Form of Underwriting Agreement
2.1	Asset Purchase Agreement dated as of November 21, 1997, among Liberty Group Publishing, Inc., Green Equity Investors II, L.P. (as guarantor), Liberty Group Operating, Inc., Hollinger International Inc., APAC-90 Inc., American Publishing, and APAC-95, Inc.	Incorporated by reference to Exhibit 2.1 included on the Company’s Registration Statement on Form S-4 (Registration No. 333-46957) (the “Company’s S-4”).
2.2	Asset Purchase Agreement dated as of November 21, 1997, among Liberty Group Publishing, Inc., Green Equity Investors II, L.P. (as guarantor), Liberty Group Operating, Inc., Hollinger International Inc., American Publishing Company of Illinois, APAC-90 Inc., and APAC-95 Inc.	Incorporated by reference to Exhibit 2.2 included on the Company’s S-4.
2.3	Exchange Agreement dated as of November 21, 1997, between American Publishing Company of Illinois and Chicago Deferred Exchange Corporation.	Incorporated by reference to Exhibit 2.3 included on the Company’s S-4.
2.4	Qualified Exchange Trust Agreement, dated as of November 21, 1997 among the Chicago Trust Company, as Trustee under Trust No. 38347501, Chicago Deferred Exchange Corporation, and American Publishing Company of Illinois.	Incorporated by reference to Exhibit 2.4 included on the Company’s S-4.
2.5	Amendment to Asset Purchase Agreement dated as of January 14, 1998, among Liberty Group Publishing, Inc., Green Equity Investors II, L.P. (as guarantor), Liberty Group Operating, Inc., Hollinger International Inc., APAL-90 Inc., American Publishing (1991) Inc. and APAC-95 Inc.	Incorporated by reference to Exhibit 2.5 included on the Company’s S-4.
2.6	Amendment to Asset Purchase Agreement, dated as of January 14, 1998, among Liberty Group Publishing, Inc., Green Equity Investors II, L.P. (as guarantor), Liberty Group Operating, Inc., Hollinger International Inc., American Publishing Company of Illinois, APAC-90 Inc., American Publishing (1991) Inc. and APAC-95 Inc.	Incorporated by reference to Exhibit 2.6 included on the Company’s S-4.
2.7	Amendment to Exchange Agreement, dated as of January 14, 1998, between American Publishing Company of Illinois and Chicago Deferred Exchange Corporation.	Incorporated by reference to Exhibit 2.7 included on the Company’s S-4.
2.8	Amendment to Qualified Exchange Trust Agreement, dated as of January 14, 1998, among The Chicago Trust Company, as Trustee under No. 38347501, Chicago.	Incorporated by reference to Exhibit 2.8 included on the Company’s S-4.
2.9	Agreement dated as of January 15, 1998, among Liberty Group Publishing, Inc., Green Equity Investors II, L.P. (as guarantor), Liberty Group Operating, Inc., Hollinger International, Inc., American Publishing Company of Illinois, APAC-90 Inc., American Publishing (1991) Inc., and APAC-95 Inc.	Incorporated by reference to Exhibit 2.9 included on the Company’s S-4.

Exhibit
No.		Description of Exhibit

2.10		Agreement dated as of January 23, 1998, among American Publishing Company of Illinois, Chicago Deferred Exchange Corporation and The Chicago Trust Company.	Incorporated by reference to Exhibit 2.10 included on the Company’s S-4.
2.11		Agreement dated as of January 26, 1998, among Liberty Group Publishing, Inc., Green Equity Investors II, L.P. (as guarantor), Liberty Group Operating, Inc. Hollinger International, Inc., American Publishing Company of Illinois, APAC-90 Inc., American Publishing (1991) Inc., and APAC-95 Inc.	Incorporated by reference to Exhibit 2.11 included on the Company’s S-4.
3.1*	*	Second Amended and Restated Certificate of Incorporation of Liberty Group Publishing, Inc.
3.2*	*	Amended and Restated By-laws of Liberty Group Publishing, Inc.
4.1		Indenture dated as of January 27, 1998 among Liberty Group Publishing, Inc. and State Street Bank and Trust Company, as Trustee, including form of 11 5/8% Senior Discount Debentures due 2009.	Incorporated by reference to Exhibit 4.1 included on the Company’s S-4.
4.2		Indenture, dated as of January 27, 1998, among, Liberty Group Publishing, Inc. and State Street Bank and Trust Company, as Trustee, including form of 14 3/4% Senior Subordinated Debentures due 2010.	Incorporated by reference to Exhibit 4.3 included on the Company’s S-4.
4.3*	*	Form of common stock certificate.
4.4*	*	Registration Rights Agreement, dated as of , 2002, between Liberty Group Publishing, Inc. and Green Equity Investors II, L.P.
4.5*	*	Registration Rights Agreement, dated as of , 2002, between Liberty Group Publishing, Inc. and Green Equity Investors III, L.P.
5.1*	*	Opinion of Latham & Watkins
10.1		Employment Agreement dated as of November 27, 1997, between Liberty Group Publishing, Inc. and Kenneth L. Serota.	Incorporated by reference to Exhibit 10.1 included on the Company’s S-4.
10.2		Amendment to Employment Agreement, dated as of August 11, 2000, between Liberty Group Operating, Inc., Kenneth L. Serota, Liberty Group Publishing, Inc., Green Equity Investors II, L.P. and Green Equity Investors III, L.P.	Incorporated by reference to Exhibit 10.2 included on the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 (the “Company’s 2000 10-K”)
10.3		Management Stockholders Agreement , dated as of January 27, 1998, among Liberty Group Publishing, Inc., Green Equity Investors II, L.P. and Kenneth L. Serota.	Incorporated by reference to Exhibit 10.2 on the Company’s S-4.
10.4		Amended and Restated Management Subscription and Stockholders Agreement, dated as of February 1, 2000, by and between Liberty Group Publishing, Inc., Green Equity Investors II, L.P. and Scott T. Champion.	Incorporated by reference to Exhibit 10.3 included on the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 (the “Company’s 1999 10-K”).

Exhibit
No.	Description of Exhibit

10.5	Amended and Restated Management Subscription and Stockholders Agreement, dated as of February 1, 2000, by and between Liberty Group Publishing, Inc., Green Equity Investors II, L.P. and Kevin O’Shea.	Incorporated by reference to Exhibit 10.4 included on the Company’s 1999 10-K.
10.6	Amended and Restated Management Subscription and Stockholders Agreement, dated as of February 1, 2000, by and between Liberty Group Publishing, Inc., Green Equity Investors II, L.P. and Gene A. Hall.	Incorporated by reference to Exhibit 10.5 included on the Company’s 1999 10-K.
10.7	Master Amendment, dated as of April 18, 2000, between Green Equity Investors II, L.P., Green Equity Investors III, L.P., Liberty Group Publishing, Inc. and persons listed on Schedule 1 attached thereto.	Incorporated by reference to Exhibit 10.7 included on the Company’s 2000 10-K.
10.8	Management Stock Purchase Agreement, dated as of December 15, 2000, between Liberty Group Publishing, Inc., Green Equity Investors II, L.P., Green Equity Investors III, L.P. and Kevin O’Shea.	Incorporated by reference to Exhibit 10.8 included on the Company’s 2000 10-K.
10.9	Management Stock Purchase Agreement, dated as of December 15, 2000, between Liberty Group Publishing, Inc., Green Equity Investors II, L.P., Green Equity Investors III, L.P. and Scott T. Champion.	Incorporated by reference to Exhibit 10.9 included on the Company’s 2000 10-K.
10.10	Management Stock Purchase Agreement, dated as of December 15, 2000, between Liberty Group Publishing, Inc., Green Equity Investors II, L.P., Green Equity Investors III, L.P. and Gene A. Hall.	Incorporated by reference to Exhibit 10.10 included on the Company’s 2000 10-K.
10.11	Non-Competition Agreement dated as of January 27, 1998 between Liberty Group Operating, Inc. and Hollinger International, Inc.	Incorporated by reference to Exhibit 10.3 included on the Company’s S-4.
10.12	Stock Purchase Agreement, dated as of April 18, 2000, between Liberty Group Publishing, Inc. and Green Equity Investors III, L.P.	Incorporated by reference to Exhibit 10.12 included on the Company’s 2000 10-K.
10.13	Management Services Agreement, dated as of April 18, 2000, between Liberty Group Operating, Inc. and Leonard Green & Partners, L.P.	Incorporated by reference to Exhibit 10.13 included on the Company’s 2000 10-K.
10.14	Amended and Restated Credit Agreement dated as of April 18, 2000, among Liberty Group Operating, Inc., Liberty Group Publishing, Inc., the lenders party thereto, Citicorp USA, Inc., Citibank N.A., DB Banc Alex Brown LLC, Wells Fargo Bank, N.A., and Bank of America, N.A.	Incorporated by reference to Exhibit 10.14 included on the Company’s 2000 10-K.
10.15	Guarantor Pledge and Security Agreement dated as of January 27, 1998 among Liberty Group Publishing, Inc., Liberty Group Arizona Holdings, Inc., Liberty Group Arkansas Holdings, Inc., Liberty Group California Holdings, Inc., Liberty Group Illinois Holdings, Inc., Liberty Group Iowa Holdings, Inc., Liberty Group Kansas Holdings, Inc., Liberty Group Michigan Holdings, Inc., Liberty Group Minnesota Holdings, Inc., Liberty Group Missouri Holdings, Inc., Liberty Group New York Holdings, Inc., Liberty Group Pennsylvania Holdings, Inc., Liberty Group Management Services, Inc. and Citicorp USA, Inc.	Incorporated by reference to Exhibit 10.6 included on the Company’s S-4.

Exhibit
No.		Description of Exhibit

10.16		Borrower Pledge and Security Agreement dated as of January 27, 1998 between Liberty Group Operating, Inc. and Citicorp USA, Inc.	Incorporated by reference to Exhibit 10.7 included on the Company’s S-4.
10.17		Liberty Group Publishing, Inc.’s Publisher’s Deferred Compensation Plan.	Incorporated by reference to Exhibit 10.10 included on the Company’s Annual Report on Form 10-K for the period ended December 31, 1998 (the “Company’s 1998 10-K”).
10.18		Liberty Group Publishing, Inc.’s Executive Benefit Plan.	Incorporated by reference to Exhibit 10.11 included on the Company’s 1998 10-K.
10.19		Liberty Group Publishing, Inc.’s Executive Deferral Plan.	Incorporated by reference to Exhibit 10.12 included on the Company’s 1998 10-K.
10.20		Liberty Group Publishing, Inc.’s 1999 Stock Option Plan.	Incorporated by reference to Exhibit 10.15 included on the Company’s 1999 10-K.
10.21		First Amendment to Credit Agreement dated as of May 10, 2001, among Liberty Group Operating, Inc., Liberty Group Publishing, Inc., the lenders party thereto, Citibank, N.A. and Citicorp USA, Inc.	Incorporated by reference to Exhibit 99 included on the Company’s March 31, 2001 10-Q.
10.22		First Supplemental Indenture dated December 13, 2001, between Liberty Group Publishing, Inc. and State Street Bank and Trust Company Trustee)	Incorporated by reference to Exhibit 10.29 included on the Company’s Annual Report on Form 10-K for the year ending December 31, 2001 (the “Company’s 2001 10-K”).
10.23		Second Amendment to Credit Agreement and Limited Waiver and Consent dated as of December 14, 2001 among Liberty Group Operating, Inc., Liberty Group Publishing, Inc., the Lenders, Citibank, N.A. and Citicorp USA, Inc.	Incorporated by reference to Exhibit 10.30 included on the Company’s 2001 10-K.
10.24	**	Amended and Restated Employment Agreement, dated as of , 2002, among Liberty Group Operating, Inc., Kenneth L. Serota and Liberty Group Publishing, Inc.
10.25	**	First Amendment to Management Services Agreement, dated as of , 2002, between Liberty Group Operating, Inc. and Leonard Green & Partners, L.P.
10.26	**	Agreement, dated as of , 2002, among Liberty Group Operating, Inc., Liberty Group Publishing, Inc., Leonard Green & Partners, L.P., Green Equity Investors II, L.P. and Green Equity Investors III, L.P.
10.27	**	Form of Indemnification Agreement to be entered into by Liberty Group Publishing, Inc. with each of its executive officers and directors.
10.28	**	The 2002 Incentive Award Plan of Liberty Group Publishing, Inc.

Exhibit
No.		Description of Exhibit

10.29	**	Third Amendment to Credit Agreement and Limited Waiver and Consent dated , 2002 among Liberty Group Operating, Inc., Liberty Group Publishing, Inc., the Lenders, Citibank, N.A. and Citicorp USA, Inc.
10.30		Guaranty, Indemnity and Subordination Agreement, dated as of January 27, 1998, entered into by Liberty Group Publishing, Inc., Liberty Group Arizona Holdings, Inc., Liberty Group Arkansas Holdings, Inc., Liberty Group California Holdings, Inc., Liberty Group Illinois Holdings, Inc., Liberty Group Iowa Holdings, Inc., Liberty Group Kansas Holdings, Inc., Liberty Group Michigan Holdings, Inc., Liberty Group Minnesota Holdings, Inc., Liberty Group Missouri Holdings, Inc., Liberty Group New York Holdings, Inc., Liberty Group Pennsylvania Holdings, Inc. and Liberty Group Management Services, Inc., for the benefit of the Beneficiaries (as defined therein).	Incorporated by reference to Exhibit 10.24 included on the Company’s 2001 10-K.
10.31	**	Form of Stock Tender and Election Agreement, dated as of , 2002, between Liberty Group Publishing, Inc. and each of Green Equity Investors II, L.P., Green Equity Investors III, L.P., and Green Equity Investors Side III, L.P.
10.32	**	Form of Share Exchange Agreement, dated as of , 2002, between Liberty Group Publishing, Inc. and each holder of its Series B preferred stock.
21		Subsidiaries of Liberty Group Publishing, Inc.	Incorporated by reference to Exhibit 21 included on the Company’s 2001 10-K.
23.1*	*	Consent of Latham & Watkins (included in the opinion to be filed as Exhibit 5.1 hereto)
23.2		Consent of KPMG LLP
24*		Powers of Attorney (included on the signature page)

*	Previously filed.

**	To be filed by amendment.

Item 17.	Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on December 5, 2002.

LIBERTY GROUP PUBLISHING, INC.

By:	/s/KENNETH L. SEROTA

Name:	Kenneth L. Serota
Title:	President, Chief Executive Officer and
Chairman of the Board of Directors

      Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ KENNETH L. SEROTA Kenneth L. Serota	President, Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	December 5, 2002

/s/ DANIEL D. LEWIS Daniel D. Lewis	Chief Financial Officer (principal financial and accounting officer)	December 5, 2002

* Scott T. Champion	Director	December 5, 2002

* Leonard I. Green	Director	December 5, 2002

* John G. Danhakl	Director	December 5, 2002

* Peter J. Nolan	Director	December 5, 2002

* Jonathan A. Seiffer	Director	December 5, 2002

/s/ KENNETH L. SEROTA

* By Kenneth L. Serota, Attorney-in-Fact

EXHIBIT INDEX

Item 16.     Exhibits

Exhibit
No.	Description of Exhibit

1.1* *	Form of Underwriting Agreement
2.1	Asset Purchase Agreement dated as of November 21, 1997, among Liberty Group Publishing, Inc., Green Equity Investors II, L.P. (as guarantor), Liberty Group Operating , Inc., Hollinger International Inc., APAC-90 Inc., American Publishing, and APAC-95, Inc.	Incorporated by reference to Exhibit 2.1 included on the Company’s Registration Statement on Form S-4 (Registration No. 333-46957) (the “Company’s S-4”).
2.2	Asset Purchase Agreement dated as of November 21, 1997, among Liberty Group Publishing, Inc., Green Equity Investors II, L.P. (as guarantor), Liberty Group Operating, Inc., Hollinger International Inc., American Publishing Company of Illinois, APAC-90 Inc., and APAC-95 Inc.	Incorporated by reference to Exhibit 2.2 included on the Company’s S-4.
2.3	Exchange Agreement dated as of November 21, 1997, between American Publishing Company of Illinois and Chicago Deferred Exchange Corporation.	Incorporated by reference to Exhibit 2.3 included on the Company’s S-4.
2.4	Qualified Exchange Trust Agreement, dated as of November 21, 1997 among the Chicago Trust Company, as Trustee under Trust No. 38347501, Chicago Deferred Exchange Corporation, and American Publishing Company of Illinois.	Incorporated by reference to Exhibit 2.4 included on the Company’s S-4.
2.5	Amendment to Asset Purchase Agreement dated as of January 14, 1998, among Liberty Group Publishing, Inc., Green Equity Investors II, L.P. (as guarantor), Liberty Group Operating, Inc., Hollinger International Inc., APAL-90 Inc., American Publishing (1991) Inc. and APAC-95 Inc.	Incorporated by reference to Exhibit 2.5 included on the Company’s S-4.
2.6	Amendment to Asset Purchase Agreement, dated as of January 14, 1998, among Liberty Group Publishing, Inc., Green Equity Investors II, L.P. (as guarantor), Liberty Group Operating, Inc., Hollinger International Inc., American Publishing Company of Illinois, APAC-90 Inc., American Publishing (1991) Inc. and APAC-95 Inc.	Incorporated by reference to Exhibit 2.6 included on the Company’s S-4.
2.7	Amendment to Exchange Agreement, dated as of January 14, 1998, between American Publishing Company of Illinois and Chicago Deferred Exchange Corporation.	Incorporated by reference to Exhibit 2.7 included on the Company’s S-4.
2.8	Amendment to Qualified Exchange Trust Agreement, dated as of January 14, 1998, among The Chicago Trust Company, as Trustee under No. 38347501, Chicago.	Incorporated by reference to Exhibit 2.8 included on the Company’s S-4.
2.9	Agreement dated as of January 15, 1998, among Liberty Group Publishing, Inc., Green Equity Investors II, L.P. (as guarantor), Liberty Group Operating, Inc., Hollinger International, Inc., American Publishing Company of Illinois, APAC-90 Inc., American Publishing (1991) Inc., and APAC-95 Inc.	Incorporated by reference to Exhibit 2.9 included on the Company’s S-4.
2.10	Agreement dated as of January 23, 1998, among American Publishing Company of Illinois, Chicago Deferred Exchange Corporation and The Chicago Trust Company.	Incorporated by reference to Exhibit 2.10 included on the Company’s S-4.

Exhibit
No.		Description of Exhibit

2.11		Agreement dated as of January 26, 1998, among Liberty Group Publishing, Inc., Green Equity Investors II, L.P. (as guarantor), Liberty Group Operating, Inc. Hollinger International, Inc., American Publishing Company of Illinois, APAC-90 Inc., American Publishing (1991) Inc., and APAC-95 Inc.	Incorporated by reference to Exhibit 2.11 included on the Company’s S-4.
3.1*	*	Second Amended and Restated Certificate of Incorporation of Liberty Group Publishing, Inc.
3.2*	*	Amended and Restated By-laws of Liberty Group Publishing, Inc.
4.1		Indenture dated as of January 27, 1998 among Liberty Group Publishing, Inc. and State Street Bank and Trust Company, as Trustee, including form of 11 5/8% Senior Discount Debentures due 2009.	Incorporated by reference to Exhibit 4.1 included on the Company’s S-4.
4.2		Indenture, dated as of January 27, 1998, among, Liberty Group Publishing, Inc. and State Street Bank and Trust Company, as Trustee, including form of 14 3/4% Senior Subordinated Debentures due 2010.	Incorporated by reference to Exhibit 4.3 included on the Company’s S-4.
4.3*	*	Form of common stock certificate.
4.4*	*	Registration Rights Agreement, dated as of , 2002, between Liberty Group Publishing, Inc. and Green Equity Investors II, L.P.
4.5*	*	Registration Rights Agreement, dated as of , 2002, between Liberty Group Publishing, Inc. and Green Equity Investors III, L.P.
5.1*	*	Opinion of Latham & Watkins
10.1		Employment Agreement dated as of November 27, 1997, between Liberty Group Publishing, Inc. and Kenneth L. Serota.	Incorporated by reference to Exhibit 10.1 included on the Company’s S-4.
10.2		Amendment to Employment Agreement, dated as of August 11, 2000, between Liberty Group Operating, Inc., Kenneth L. Serota, Liberty Group Publishing, Inc., Green Equity Investors II, L.P. and Green Equity Investors III, L.P.	Incorporated by reference to Exhibit 10.2 included on the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 (the “Company’s 2000 10-K”)
10.3		Management Stockholders Agreement, dated as of January 27, 1998, among Liberty Group Publishing, Inc., Green Equity Investors II, L.P. and Kenneth L. Serota.	Incorporated by reference to Exhibit 10.2 on the Company’s S-4.
10.4		Amended and Restated Management Subscription and Stockholders Agreement, dated as of February 1, 2000, by and between Liberty Group Publishing, Inc., Green Equity Investors II, L.P. and Scott T. Champion.	Incorporated by reference to Exhibit 10.3 included on the Company’s 1999 10-K.

Exhibit
No.	Description of Exhibit

10.5	Amended and Restated Management Subscription and Stockholders Agreement, dated as of February 1, 2000, by and between Liberty Group Publishing, Inc., Green Equity Investors II, L.P. and Kevin O’Shea.	Incorporated by reference to Exhibit 10.4 included on the Annual Report on Form 10-K for the year ended December 31, 1999 (the “Company’s 1999 10-K”).
10.6	Amended and Restated Management Subscription and Stockholders Agreement, dated as of February 1, 2000, by and between Liberty Group Publishing, Inc., Green Equity Investors II, L.P. and Gene A. Hall.	Incorporated by reference to Exhibit 10.5 included on the Company’s 1999 10-K.
10.7	Master Amendment, dated as of April 18, 2000, between Green Equity Investors II, L.P., Green Equity Investors III, L.P., Liberty Group Publishing, Inc. and persons listed on Schedule 1 attached thereto.	Incorporated by reference to Exhibit 10.7 included on the Company’s 2000 10-K.
10.8	Management Stock Purchase Agreement, dated as of December 15, 2000, between Liberty Group Publishing, Inc., Green Equity Investors II, L.P., Green Equity Investors III, L.P. and Kevin O’Shea.	Incorporated by reference to Exhibit 10.8 included on the Company’s 2000 10-K.
10.9	Management Stock Purchase Agreement, dated as of December 15, 2000, between Liberty Group Publishing, Inc., Green Equity Investors II, L.P., Green Equity Investors III, L.P. and Scott T. Champion.	Incorporated by reference to Exhibit 10.9 included on the Company’s 2000 10-K.
10.10	Management Stock Purchase Agreement, dated as of December 15, 2000, between Liberty Group Publishing, Inc., Green Equity Investors II, L.P., Green Equity Investors III, L.P. and Gene A. Hall.	Incorporated by reference to Exhibit 10.10 included on the Company’s 2000 10-K.
10.11	Non-Competition Agreement dated as of January 27, 1998 between Liberty Group Operating, Inc. and Hollinger International, Inc.	Incorporated by reference to Exhibit 10.3 included on the Company’s S-4.
10.12	Stock Purchase Agreement, dated as of April 18, 2000, between Liberty Group Publishing, Inc. and Green Equity Investors III, L.P.	Incorporated by reference to Exhibit 10.12 included on the Company’s 2000 10-K.
10.13	Management Services Agreement, dated as of April 18, 2000, between Liberty Group Operating, Inc. and Leonard Green & Partners, L.P.	Incorporated by reference to Exhibit 10.13 included on the Company’s 2000 10-K.
10.14	Amended and Restated Credit Agreement dated as of April 18, 2000, among Liberty Group Operating, Inc., Liberty Group Publishing, Inc., the lenders party thereto, Citicorp USA, Inc., Citibank N.A., DB Banc Alex Brown LLC, Wells Fargo Bank, N.A., and Bank of America, N.A.	Incorporated by reference to Exhibit 10.14 included on the Company’s 2000 10-K.

Exhibit
No.	Description of Exhibit

10.15	Guarantor Pledge and Security Agreement dated as of January 27, 1998 among Liberty Group Publishing, Inc., Liberty Group Arizona Holdings, Inc., Liberty Group Arkansas Holdings, Inc., Liberty Group California Holdings, Inc., Liberty Group Illinois Holdings, Inc., Liberty Group Iowa Holdings, Inc., Liberty Group Kansas Holdings, Inc., Liberty Group Michigan Holdings, Inc., Liberty Group Minnesota Holdings, Inc., Liberty Group Missouri Holdings, Inc., Liberty Group New York Holdings, Inc., Liberty Group Pennsylvania Holdings, Inc., Liberty Group Management Services, Inc. and Citicorp USA, Inc.	Incorporated by reference to Exhibit 10.6 included on the Company’s S-4.
10.16	Borrower Pledge and Security Agreement dated as of January 27, 1998 between Liberty Group Operating, Inc. and Citicorp USA, Inc.	Incorporated by reference to Exhibit 10.7 included on the Company’s S-4.
10.17	Liberty Group Publishing, Inc.’s Publisher’s Deferred Compensation Plan.	Incorporated by reference to Exhibit 10.10 included on the Company’s Annual Report on Form 10-K for the period ended December 31, 1998 (the “Company’s 1998 10-K”).
10.18	Liberty Group Publishing, Inc.’s Executive Benefit Plan.	Incorporated by reference to Exhibit 10.11 included on the Company’s 1998 10-K.
10.19	Liberty Group Publishing, Inc.’s Executive Deferral Plan.	Incorporated by reference to Exhibit 10.12 included on the Company’s 1998 10-K.
10.20	Liberty Group Publishing, Inc.’s 1999 Stock Option Plan.	Incorporated by reference to Exhibit 10.15 included on the Company’s 1999 10-K.
10.21	First Amendment to Credit Agreement dated as of May 10, 2001, among Liberty Group Operating, Inc., Liberty Group Publishing, Inc., the lenders party thereto, Citibank, N.A. and Citicorp USA, Inc.	Incorporated by reference to Exhibit 99 included on the Company’s March 31, 2001 10-Q.
10.22	First Supplemental Indenture dated December 13, 2001, between Liberty Group Publishing, Inc. and State Street Bank and Trust Company Trustee)	Incorporated by reference to Exhibit 10.29 included on the Company’s Annual Report on Form 10-K for the year ending December 31, 2001 (the “Company’s 2001 10-K”).
10.23	Second Amendment to Credit Agreement and Limited Waiver and Consent dated as of December 14, 2001 among Liberty Group Operating, Inc., Liberty Group Publishing, Inc., the Lenders, Citibank, N.A. and Citicorp USA, Inc.	Incorporated by reference to Exhibit 10.30 included on the Company’s 2001 10-K.
10.24 **	Amended and Restated Employment Agreement, dated as of , 2002, among Liberty Group Operating, Inc., Kenneth L. Serota and Liberty Group Publishing, Inc.

Exhibit
No.		Description of Exhibit

10.25	**	First Amendment to Management Services Agreement, dated as of , 2002, between Liberty Group Operating, Inc. and Leonard Green & Partners, L.P.
10.26	**	Agreement, dated as of , 2002, among Liberty Group Operating, Inc., Liberty Group Publishing, Inc., Leonard Green & Partners, L.P., Green Equity Investors II, L.P. and Green Equity Investors III, L.P.
10.27	**	Form of Indemnification Agreement to be entered into by Liberty Group Publishing, Inc. with each of its executive officers and directors.
10.28	**	The 2002 Incentive Award Plan of Liberty Group Publishing, Inc.
10.29	**	Third Amendment to Credit Agreement and Limited Waiver and Consent dated , 2002 among Liberty Group Operating, Inc., Liberty Group Publishing, Inc., the Lenders, Citibank, N.A. and Citicorp USA, Inc.
10.30		Guaranty, Indemnity and Subordination Agreement, dated as of January 27, 1998, entered into by Liberty Group Publishing, Inc., Liberty Group Arizona Holdings, Inc., Liberty Group Arkansas Holdings, Inc., Liberty Group California Holdings, Inc., Liberty Group Illinois Holdings, Inc., Liberty Group Iowa Holdings, Inc., Liberty Group Kansas Holdings, Inc., Liberty Group Michigan Holdings, Inc., Liberty Group Minnesota Holdings, Inc., Liberty Group Missouri Holdings, Inc., Liberty Group New York Holdings, Inc., Liberty Group Pennsylvania Holdings, Inc. and Liberty Group Management Services, Inc., for the benefit of the Beneficiaries (as defined therein).	Incorporated by reference to Exhibit 10.24 included on the Company’s 2001 10-K.
10.31	**	Form of Stock Tender and Election Agreement, dated as of , 2002, between Liberty Group Publishing, Inc. and each of Green Equity Investors II, L.P., Green Equity Investors III, L.P., and Green Equity Investors Side III, L.P.
10.32	**	Form of Share Exchange Agreement, dated as of , 2002, between Liberty Group Publishing, Inc. and each holder of its Series B preferred stock.
21		Subsidiaries of Liberty Group Publishing, Inc.	Incorporated by reference to Exhibit 21 included on the Company’s 2001 10-K.
23.1*	*	Consent of Latham & Watkins (included in the opinion to be filed as Exhibit 5.1 hereto)
23.2		Consent of KPMG LLP
24*		Powers of Attorney (included on the signature page)

*	Previously filed.

**	To be filed by amendment.